Filed Pursuant to Rule 424(b)(2)
Registration No. 333-167820

CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Proposed maximum
	Amount to be	offering price per	aggregate offering	Amount of
Title of each class of securities to be registered	registered	unit	price	registration fee
Ordinary shares, par value €0.49 per share	247,365,962(1)	$9.39(2)	$2,322,766,383(2)	$165,613
Rights to subscribe for ordinary shares(1)	1,236,829,810(3)	None(3)	None(3)	None(3)

(1)	Represents shares that may be offered and sold in the United States plus a number of shares that may be resold in the United States from time to time during the distribution thereof.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate was based on the subscription price of €6.75 per share and an exchange rate of $1.3916 per €1.00, the Federal Reserve Bank of New York’s noon buying rate on October 29, 2010.

(3)	No separate consideration will be received by the registrant for the rights offered hereby.

PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 28, 2010)
Rights Offering for 749,593,824 Ordinary Shares

Banco Bilbao Vizcaya Argentaria, S.A.

We will grant rights to the record holders of our existing ordinary shares to subscribe for an aggregate of 749,593,824 of our ordinary shares (the “New Shares”), par value 0.49 euros. Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on November 4, 2010 entitles its holder to one right to subscribe for New Shares. Five rights are required to subscribe for one New Share at the subscription price of €6.75 per New Share (the “Subscription Price”). A holder of rights that exercises all of its rights may also subscribe at the Subscription Price for additional New Shares that are not subscribed for pursuant to the exercise of rights (the “Additional Shares”). We will accept subscription for whole ordinary shares only. Rights may only be exercised through authorized participants (the “Iberclear participants”) in the Spanish Clearing System, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“Iberclear”), in whose book-entry registry such rights are registered, and you must pay the Subscription Price for New Shares in euros.

Holders of American depositary shares, or ADSs, each representing one ordinary share, will not receive rights to subscribe for New Shares or new ADSs or have any right to instruct The Bank of New York Mellon, as depositary (the “Depositary”) to subscribe on their behalf. The rights with respect to ordinary shares represented by ADSs will be issued to the Depositary. On or after November 10, 2010 the Depositary will seek to sell the rights it receives with respect to ADSs issued and outstanding at the close of business on November 9, 2010 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must surrender your ADSs to the Depositary prior to 4:00 p.m. (New York City time) on November 9, 2010 and instruct the Depositary to deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. Cancelations of ADSs are subject to charges of the Depositary. See “Summary of the Offer — Rights with respect to Shares Represented by ADSs.”

The rights will expire at the close of business in Madrid, Spain on November 19, 2010. Any rights unexercised at the end of the exercise period will expire without any payment to the holders of these unexercised rights. Holders of rights should carefully consider whether or not to exercise or sell their rights before they expire.

In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders of rights who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two trading days starting upon the date of delivery of the Agent’s Notice (as defined below) (the “Discretionary Shares Allocation Period”). We will only allocate unsubscribed New Shares to investors who have the status of (i) qualified institutional buyers (“QIBs”) in the United States, as defined in Rule 144A promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of such shares do not require registration or approval. The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the Registration Statement of which the accompanying prospectus is a part. The allocation of such shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act. In the event that at the end of the Discretionary Shares Allocation Period, if any, there are New Shares that have not been subscribed for, the joint bookrunners listed in “Underwriting” (the “Joint Bookrunners”) shall subscribe for such New Shares, in their own name and on their own behalf, at the Subscription Price. The commitments of the Joint Bookrunners are subject to various conditions being satisfied. See “Underwriting.” In addition, upon the expiration of the Additional Shares Allocation Period, the Joint Global Coordinators (as defined below) (excluding BBVA), following consultation with us, may also decide that the Joint Bookrunners will directly subscribe for any remaining New Shares.

Our ordinary shares are listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) and quoted on the Automated Quotation System of the Spanish Stock Exchanges (the “Automated Quotation System”). Our ordinary shares are also listed on the London and Mexico Stock Exchanges. Our ordinary shares in the form of ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges. The rights have been approved for listing on the Spanish Stock Exchanges and quotation on the Automated Quotation System. We expect that the New Shares will be listed on each of the Spanish Stock Exchanges and quoted on the Automated Quotation System. We also expect that the New Shares will be listed on the London and Mexico Stock Exchanges and, in the form of ADSs, on the New York Stock Exchange and on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges. On November 3, 2010 the last reported sale price of our ordinary shares on the Automated Quotation System was €8.90 per ordinary share.

Investing in our rights or our ordinary shares involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement, as well as in the documents incorporated by reference herein.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

		Underwriting
		Discounts and	Proceeds to the
	Subscription Price	Commissions	Company

Per Ordinary Share	€6.75	€0.1283	€6.6217
Total	€5,059,758,312	€96,135,408	€4,963,622,904

This prospectus supplement and the accompanying prospectus may be used in connection with the offering.

Joint Global Coordinators
and Joint Bookrunners

Morgan Stanley	Goldman Sachs International
Joint Global Coordinator
BBVA
Joint Bookrunners

Citi	Credit Suisse	J.P. Morgan	Nomura	Société Générale	UBS Investment Bank

The date of this prospectus supplement is November 4, 2010.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely upon any unauthorized information or representations. This prospectus is an offer to sell only the securities that it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus supplement.

Prospectus Supplement

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document has two parts. The first part is this prospectus supplement, which describes the specific terms of the Offer (as defined below). The second part is the accompanying prospectus, which describes more general information, some of which may not apply to the Offer, and information relating to other types of securities which may be offered thereunder. If the description of the Offer varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). This prospectus supplement contains the terms of the Offer. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus. We sometimes refer to this prospectus supplement and the accompanying prospectus as the “prospectus.”

As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “BBVA,” the “Bank,” the “Group,” the “BBVA Group”, “we,” “us” and “our” mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries taken as a whole. However, in the sections entitled “Summary of the Offer” and “The Offer,” unless the context otherwise requires, references to “BBVA,” the “Bank,” “we,” “us” and “our” mean Banco Bilbao Vizcaya Argentaria, S.A. All references to “Turkey” are to the Republic of Turkey.

All references to “$,” “U.S. dollars” and “dollars” refer to United States dollars, “€” and “euro” refer to euro and “TL” refer to Turkish Lira. No representation is made that the Turkish Lira, dollar or euro amounts in this prospectus supplement and the accompanying prospectus could have been or could be converted into any other currency at any particular rate or at all.

Unless expressly stated otherwise, all dates and times in this prospectus supplement refer to dates and times in Madrid, Spain, all references to trading days are to trading days on the Automated Quotation System.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 20-F with, and furnish other reports and information on Form 6-K to, the SEC. You may read and copy any document we file with, or furnish to, the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at +1-800-SEC-0330 for more information about the SEC’s Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains in electronic form the reports and other information that we have electronically filed with, or furnished to, the SEC. You may also read this material at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” the information we file with, or furnish to, the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement and accompanying prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with, or furnish to, the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus supplement and accompanying prospectus and information previously incorporated by reference herein.

S-iii

We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on March 26, 2010;

•	our report on Form 6-K as furnished to the SEC on October 7, 2010 (the “First Half 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on October 29, 2010 (the “September 30, 2010 Form 6-K”); and

•	any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as any report on Form 6-K furnished to the SEC to the extent the Form 6-K expressly states that it is being incorporated by reference herein, on or after the date of this prospectus supplement and prior to the termination of the relevant offering under this prospectus.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus herein will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in any such subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be part of this prospectus supplement or the accompanying prospectus, except as modified or superseded.

You may request, at no cost to you, a copy of these documents (other than exhibits not specifically incorporated by reference) by writing or telephoning us at the following address or telephone number:

Banco Bilbao Vizcaya Argentaria, S.A.
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Attention: Investor Relations
+1-212-728-1660

FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We also may make forward-looking statements in our other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this prospectus supplement, the accompanying prospectus and certain documents incorporated by reference herein include forward-looking statements relating but not limited to management objectives, the implementation of our strategic initiatives, trends in results of operations, margins, costs, return on equity and risk management, including our potential exposure to various types of risk such as market risk, interest rate risk, currency risk and equity risk. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2009 Form 20-F. Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in the Items in our 2009 Form 20-F listed above to be a complete set of all

S-iv

potential risks or uncertainties. Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, the United States and Mexico;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the success of our acquisitions (including the acquisition of a shareholding in Türkiye Garanti Bankası A.Ş., as described below), divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

The forward-looking statements made in this prospectus supplement, the accompanying prospectus and certain documents incorporated by reference herein speak only as of the date thereof. We do not intend to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures or to reflect the occurrence of unanticipated events, and we do not assume any responsibility to do so. You should, however, consult any further disclosures of a forward-looking nature we may make in our other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus supplement.

NOTICE TO SHAREHOLDERS AND INVESTORS

The distribution of this prospectus, the exercise of the rights and the allocation of the New Shares as to which rights have not been exercised may be restricted by law in certain jurisdictions. Any failure to comply with applicable restrictions may constitute a violation of the securities laws of such jurisdictions. In particular, due to restrictions under the securities laws of certain countries, shareholders or investors resident in such countries may not exercise rights or may not subscribe for any New Shares as to which rights have not been exercised. Persons into whose possession this prospectus comes or who wish to exercise any of the rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. This prospectus does not constitute an invitation to exercise any of the rights, nor an offer of our New Shares, in any jurisdiction in which such offer or invitation would be unlawful. Neither we nor the Joint Bookrunners nor our or their respective advisers accept any responsibility for any violation by any person, whether or not a prospective participant in the Offer, of any such restrictions.

This prospectus is not a prospectus prepared in accordance with the provisions of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”). BBVA has a share registration document (the “Registration Document”) approved and registered with the CNMV on June 17, 2010. The share securities note (the “Securities Note”) and the summary of the Offer have been approved and registered with the CNMV on November 2, 2010. The Registration Document, the Securities Note and the summary of the Offer, together with their annexes, supplements and documents incorporated therein by reference, are collectively

S-v

referred to as the “Spanish prospectus”. The Spanish prospectus was sent by the CNMV, together with an English translation of the summary of the Offer, to the competent authorities of the United Kingdom in accordance with the regulations applicable to cross-border offers and admission to trading set out in the Spanish legislation and in the regulations of the foregoing jurisdictions implementing Directive 2003/71/EC of the European Parliament and of the Council, of November 4, 2003. The Spanish prospectus is in a different format in accordance with CNMV regulations, and contains information not generally included in documents such as this prospectus. This offering is made in the United States solely on the basis of the information contained in this prospectus. Holders of our ordinary shares and investors who are not residents of the United States but who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the Offer and the distribution of this prospectus outside of the United States.

REGULATORY STATEMENT

During the distribution of the New Shares in the Offer, BBVA and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving BBVA shares outside the United States. Among other things, BBVA, through one of its subsidiaries, intends to make a market in BBVA shares by purchasing and selling BBVA shares for its own account in Spain on the Spanish Stock Exchanges, in order to provide liquidity to the market. BBVA is not obligated to make a market in BBVA shares, and any such market-making activity may be discontinued at any time. BBVA also intends to engage during the distribution of BBVA shares in the Offer in trades in BBVA shares for its own account and the accounts of its customers for the purpose of hedging their positions established in connection with the trading of certain derivatives relating to BBVA shares, as well as to effect unsolicited brokerage transactions in BBVA shares with its customers. These activities may occur through the Automated Quotation System of the Spanish Stock Exchanges, on the Spanish Stock Exchanges, the stock exchanges of London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States. In addition, BBVA’s affiliated U.S. broker-dealer may engage in unsolicited brokerage transactions in BBVA shares and ADSs representing BBVA shares with its customers in the United States. Further, certain of BBVA’s asset management affiliates may buy and sell BBVA shares outside the United States as part of their ordinary investment management activities on behalf of their customers, and one of BBVA’s insurance affiliates may sell insurance policies which require it to invest the premiums paid by the purchasers of its policies in certain investments, which may include BBVA shares. The foregoing activities could have the effect of preventing or retarding a decline in the market price of the BBVA shares. BBVA has sought and received from the SEC certain exemptive relief from Regulation M under the Exchange Act in order to permit BBVA and certain of its affiliates to engage in the foregoing activities during the distribution of BBVA shares in the Offer.

S-vi

SUMMARY

The following material is qualified in its entirety by the information appearing elsewhere in this prospectus, including the documents incorporated herein by reference. You should read carefully the entire prospectus and the documents incorporated by reference therein before making an investment decision.

BBVA is a highly diversified financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. Additionally, BBVA maintains business activity in other sectors, such as the insurance, real estate and operational leasing sectors as well as other business activities. It also has a portfolio of investments in some of Spain’s leading companies. BBVA, which operates in over 30 countries, is based in Spain and has substantial banking interests in Latin America, the United States, Europe and Asia. The BBVA Group had consolidated assets of €557,761 million at September 30, 2010 and net income attributed to parent company of €3,668 million for the nine months ended September 30, 2010.

Additional information about BBVA and its subsidiaries is included in the 2009 Form 20-F, the First Half 2010 Form 6-K and the September 30, 2010 Form 6-K which are incorporated by reference in this document.

BBVA’s principal executive offices are located at Paseo de la Castellana, 81, 28046 Madrid, Spain, and its telephone number at that location is 011-34-91-537-7000.

Recent Developments

Highlights for the nine months ended September 30, 2010

On October 27, 2010, BBVA announced its results of operations for the nine months ended September 30, 2010. BBVA’s net interest income decreased 1.1% to €10,182 million for the nine months ended September 30, 2010 from €10,292 million for the nine months ended September 30, 2009, and BBVA’s net income attributed to parent company decreased 12.2% to €3,668 million for the nine months ended September 30, 2010 from €4,179 million for the nine months ended September 30, 2009. The Group’s total assets as of September 30, 2010 were €557,761 million compared to €535,065 million as of December 31, 2009 and €537,305 million as of September 30, 2009. Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,560 million as of September 30, 2010, a 0.3% decrease compared to €15,602 million as of December 31, 2009 (€12,500 million as of September 30, 2009). The non-performing asset ratio was 4.1% as of September 30, 2010, 4.3% as of December 31, 2009 and 3.4% as of September 30, 2009. The non-performing asset coverage ratio was 62% as of September 30, 2010, 57% as of December 31, 2009 and 68% as of September 30, 2009. BBVA’s result of operations for the nine months ended September 30, 2010 are further described in the September 30, 2010 Form 6-K incorporated by reference herein.

Acquisition of shareholding in Türkiye Garanti Bankası A.Ş.

On November 2, 2010, we announced we had entered into two agreements to acquire an aggregate interest of approximately 24.89% in Türkiye Garanti Bankası A.Ş., a Turkish bank (“Garanti”) (the “Acquisition”), and a shareholding agreement with Doǧuş Holding A.Ş., Doǧuş Nakliyat ve Ticaret A.Ş. and Doǧuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. (collectively, “Doǧuş”), one of Garanti’s significant shareholders.

Structure of Acquisition.  We have entered into share purchase agreements with GE Arastirma ve Musavirlik Ltd. Şti. and General Electric Capital Corporation (collectively, “GE”) and Doǧuş Holding A.Ş., respectively, pursuant to which we will acquire Garanti shares representing 18.60% and 6.29%, respectively, of the total issued share capital of Garanti at a price of approximately $3,776 million (equivalent to approximately TL 6.92 per lot of 100 Garanti shares, based on an exchange rate of TL 1.4327=$1.00) and $2,062 million (equivalent to approximately TL 11.18 per lot of 100 Garanti shares, based on such exchange rate), respectively, for a total purchase price of $5,838 million (the “SPAs”). The acquisitions contemplated in the SPAs will be completed simultaneously and are conditional upon each other’s completion. In addition, the SPAs are subject to customary conditions precedent relating to the obtaining of regulatory consents to the sale. See “— Closing conditions” below. The Acquisition is expected to close in the second quarter of 2011. Upon the completion of the Acquisition, BBVA and Doǧuş will each have a 24.89% shareholding in Garanti and Garanti will have a public float of 50.2%.

Call option.  In addition, pursuant to the shareholders’ agreement entered into with Doǧuş, Doǧuş will grant an option to BBVA to purchase from Doǧuş 1% of the shares of Garanti (the “Call Option”). The Call Option may be exercised only after the earlier of the date of the fifth anniversary of the completion of the Acquisition and the sale by Doǧuş of Garanti shares to a third party. The Call Option, which may be exercised only once, in respect of all call option shares, has an exercise price based on Garanti share market price around the time the Call Option is exercised.

Shareholders’ agreement.  On November 1, 2010, we entered into a shareholders’ agreement with Doǧuş which will come into full force and effect upon the completion of the Acquisition. Doǧuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors.

The shareholders’ agreement provides for two phases (“Phase 1” and “Phase 2”, respectively), with the rights between the two shareholders differing based on the respective phase.

The Phase 1 period will commence upon the completion of the Acquisition by BBVA and will end upon the occurrence of certain trigger events (as described below).

The principal rights of BBVA and Doǧuş during the Phase 1 period will be as follows:

•	Board of Directors. BBVA will designate four members of Garanti’s Board of Directors, which shall be comprised of nine members. Doǧuş will also designate four members of the Board, and BBVA and Doǧuş will jointly designate the Chief Executive Officer (CEO), among candidates to be proposed by Doǧuş, who shall be the ninth member of the Board. Both the meeting and the decision quorum for the Board will be six out of its nine members. Doǧuş will appoint the Chairman of the Board.

•	Shareholder level rights. Material actions of Garanti and any of its material subsidiaries (including changes to voting, dividends and other rights; approval of the annual budget and business plans; share capital increases (with limited exceptions); appointment or dismissal of senior executives; material acquisitions, disposals, and entry into joint ventures with other financial service groups) will only be approved by the consent of both Doǧuş and BBVA.

•	Further acquisition of shares. If further new shares are acquired by either BBVA or Doǧuş, the other party will have the right to acquire 50% of the shares so acquired and, if such party chooses not to acquire them, it will nevertheless have voting usufruct rights over 50% of the shares acquired. Any such voting usufruct rights will be deemed to have terminated upon the commencement of Phase 2.

The Phase 2 period will commence upon the occurrence of any of the following trigger events: (i) the sale, by Doǧuş, of additional Garanti shares to BBVA; (ii) the exercise of the Call Option referred to above; (iii) where, following a voluntary or mandatory tender offer by either BBVA or Doǧuş which the other party joins on a less than 50:50 basis, the shares held by the party making the tender offer result in such party holding 15p.p. more shares than the other party; or (iv) where, following a capital increase, BBVA holds 15p.p. more Garanti shares than Doǧuş. However, upon the occurrence of any of these trigger events, BBVA has the option, at its discretion, to continue Phase 1.

During Phase 2, BBVA’s rights will depend on the level of Doǧuş’ shareholding. The principal rights of BBVA and Doǧuş during the Phase 2 period will be as follows:

•	Board of Directors. The Board composition will be as follows:

	Number of Members of the Board to
Doǧuş’ Shareholding (“X”)	be Designated by BBVA / Doǧuş	Number of Members of the Board

X ≥15%	6/3	9
9.95% < X< 15%	7/2	9
X = 9.95%	8/1	9
X < 9.95%	All/None	As determined by BBVA

Day to day management will be conducted by the Chief Executive Officer (CEO), who will be jointly appointed by BBVA and Doǧuş, among candidates to be proposed by BBVA, only for so long as Doǧuş holds at least

15% of the shares of Garanti. If Doǧuş owns less than 15% of the shares of Garanti, BBVA will appoint the CEO. Both the meeting and decision quorum for the Board will be six members as per Phase 1.

•	Shareholder level rights. Certain material actions of Garanti and any of its material subsidiaries will only be approved by the consent of both Doǧuş and BBVA, which effectively gives Doǧuş veto rights over certain matters. The veto rights of Doǧuş in respect of decisions of Garanti and its material subsidiaries will depend on the number of Garanti shares it holds:

•	15% threshold: If Doǧuş owns 15% or more of the shares of Garanti, it will continue to have certain veto rights over a number of material decisions of Garanti and its material subsidiaries, although these veto rights will be more limited than in Phase 1.

•	9.95% threshold: If Doǧuş owns between 9.95% and 15% of the shares of Garanti, it will have veto rights over (i) decisions which could adversely affect the voting and other rights (including pre-emptive rights) attached to the Garanti shares owned by Doǧuş, (ii) decisions to liquidate or enter into any insolvency proceedings in relation to Garanti or one of its material subsidiaries, and (iii) disposals in excess of 25% of the Garanti group’s total net assets. In addition, Doǧuş has undertaken not to vote against BBVA in any matter in respect of which it does not have veto rights.

•	Below 9.95% threshold: If Doǧuş owns less than 9.95% of the shares of Garanti, Doǧuş will have only those rights granted to it as a minority shareholder under Turkish law. In addition, Doǧuş has undertaken not to vote against BBVA in any matter, except in limited situations.

In addition, the shareholders’ agreement provides for a lock-up period in respect of Garanti shares owned by BBVA and Doǧuş which will end on the earlier of (i) the end of the Phase 1 period, or (ii) the third anniversary of the completion of the Acquisition, and for rights of first offer and tag-along rights under certain circumstances upon the expiration of the lock-up period. Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti.

Closing conditions.  Before the Acquisition may be consummated, various approvals or consents must be obtained, including from the Bank of Spain, the Turkish Competition Board, the Banking Regulation and Supervision Agency of Turkey, the Capital Markets Board of Turkey and the European Commission. In addition, no order, regulation or judgment shall have been issued or made that renders the Acquisition unlawful or prohibits the parties from completing the Acquisition.

Reasons for Acquisition.  Garanti is a leader in the Turkish banking sector, one of the biggest markets on the continent in terms of population. We believe that the Turkish banking sector offers significant development possibilities considering the low penetration of banking services compared to other European markets and the potential growth in certain business segments and products. We believe we have the necessary experience and capacity to add value in a growing market such as Turkey through a management framework with a local partner. In addition, BBVA has successfully developed similar alliances with local partners in Peru, Chile and Venezuela. We expect this Acquisition to significantly transform the structure of the BBVA Group, by significantly increasing the geographical diversification of our sources of income. Furthermore we believe the Acquisition to be consistent with our expansion policy of purchasing high-growth businesses where we have the capacity to create value.

Information on Garanti.  Garanti is Turkey’s second largest private bank having a total asset size of TL 117.8 billion as of June 30, 2010. Garanti has a presence in various business lines including corporate, private, commercial, SME, retail and investment banking and serves more than 9 million customers through a distribution network comprising approximately 20,000 employees, over 800 branches and more than 3,000 ATMs. Through its subsidiaries, Garanti also offers payment systems, pension, leasing, factoring, brokerage and asset management services. Garanti is also present outside Turkey, mainly in Romania, where Garanti has provided banking services since 1998.

Garanti is listed on the Istanbul Stock Exchange. Doǧuş and GE currently share joint control of Garanti under the terms of a shareholding agreement which will expire upon the consummation of the first stage of the Acquisition (see “— Structure of Acquisition” above).

The below table presents summary selected consolidated financial information for Garanti as of the dates and for the periods indicated, as publicly reported by Garanti in its consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, in each case prepared under International Financial Reporting Standards.

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(In thousands of Turkish lira)

Income Statement Data:
Net interest income	3,099,156	3,508,057	5,433,151	2,549,840	2,805,008
Net fee and commission income	1,288,573	1,500,989	1,725,657	870,558	900,477
Other operating income	1,363,940	759,300	1,274,407	861,345	479,108

Total operating income	5,751,669	5,768,346	8,433,215	4,281,743	4,184,593
Impairment losses, net	285,686	490,026	1,643,535	253,212	4,345
Other operating expenses	2,690,199	2,919,528	2,859,987	2,143,128	1,601,761

Income before tax	2,775,784	2,358,792	3,929,693	1,885,403	2,578,487
Taxation charge	340,414	432,777	835,032	428,958	509,992

Net income for the period	2,435,370	1,926,015	3,094,661	1,456,445	2,068,495

	At December 31,			At June 30,
	2007	2008	2009	2009	2010
	(In thousands of Turkish lira)

Balance Sheet Data:
Cash and balances with central banks	2,874,979	3,972,533	5,579,198	2,919,272	2,246,537
Loans and advances to banks	5,049,041	8,004,241	10,767,047	10,837,838	9,803,387
Loans and advances to customers	41,042,495	53,870,069	54,765,251	53,448,298	61,565,649
Investment securities	17,835,310	26,112,129	37,237,584	29,195,505	35,103,190
Other assets	8,522,895	6,229,366	7,258,557	6,992,572	9,042,142

Total assets	75,324,720	98,188,338	115,607,637	103,393,485	117,760,905

Deposits from customers	41,334,747	55,837,808	66,043,031	61,614,689	71,196,520
Loans and advances from banks	11,440,372	13,443,583	15,578,295	15,459,398	17,164,596
Obligations under repurchase agreements	8,591,954	11,153,180	10,764,729	5,776,942	4,957,781
Other liabilities	6,705,879	7,850,262	9,385,301	8,766,037	9,231,539

Total liabilities	68,072,952	88,284,833	101,771,356	91,617,066	102,550,436
Total equity	7,251,768	9,903,505	13,836,281	11,776,419	15,210,469

Total equity and liabilities	75,324,720	98,188,338	115,607,637	103,393,485	117,760,905

As of this date of this prospectus supplement, Garanti had not published its results of operations for the nine months ended September 30, 2010 under International Financial Reporting Standards, the accounting standards used to prepare the above information. On November 2, 2010, Garanti announced its results of operations for the nine months ended September 30, 2010 under Accounting Practice Regulations as promulgated by the Banking Regulation and Supervision Agency of Turkey (the “BSRA”), which differ in certain respects from International Financial Reporting Standards. According to Garanti’s publicly-released BSRA results presentation, Garanti’s net interest income for the nine months ended September 30, 2010 decreased mildly compared to the same period of 2009, although its net interest income for the quarter ended September 30, 2010 dropped significantly compared with same quarter in 2009 and the prior quarter in 2010, in each case primarily due to a steep decline in interest income associated with Garanti’s securities portfolio during the quarter ended September 30, 2010, which also caused net interest margin to fall significantly relative to the prior quarter. Net income for the nine months ended September 30, 2010 increased relative to the same period of 2009, primarily due to strong performance in the prior quarters of 2010, whereas net income for the quarter ended September 30, 2010 dropped significantly compared to the prior quarter in 2010 due to the decline in interest income associated with Garanti’s securities portfolio discussed above. Total assets at September 30, 2010 were up compared to total assets at June 30, 2010, primarily due to a significant increase in lending.

For a discussion of risks relating to the Acquisition and these plans, expectations and strategy, see “Risk Factors — Risks Related to Acquisition of Shareholding in Garanti.”

Other developments

2010 EU-wide Stress Test

We were subject to the 2010 EU-wide stress test exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank (ECB), national supervisory authorities and the EU Commission. The objective of the EU-wide stress test was to assess the overall resilience of the EU banking sector and the banks’ ability to absorb further possible shocks on credit and market risks, including European government sovereign risks. The exercise was conducted on a bank-by-bank basis for a sample of 91 EU banks from 20 EU Member States, covering at least 50% of the banking sector, in terms of total consolidated assets, in each of the 27 EU Member States, using commonly agreed macro-economic scenarios (benchmark and adverse) for 2010 and 2011, developed by the CEBS in cooperation with the ECB and the EU Commission. According to the stress test results published on July 23, 2010, in the worst case scenario prescribed under such tests for 2011, BBVA would maintain approximately the same Tier 1 capital ratio (9.3%) that it had at the end of year 2009 (9.4%). Additional information regarding the stress test and our exposure to sovereign governments is included in the First Half 2010 Form 6-K.

Dodd-Frank Financial Reform in the United States

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation.

Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks (such as BBVA USA Bancshares, Inc., a U.S. subsidiary of BBVA). The exact requirements that will apply to such U.S. intermediate bank holding companies are currently unknown; however, the Federal Reserve Board is expected to require a minimum tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. The Dodd-Frank Act also provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as BBVA, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards.

The Dodd-Frank Act also limits the ability of banking entities, except solely outside the United States, to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of tier 1 capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading unrelated to serving clients, and changes the Federal Deposit Insurance Corporation (FDIC) deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks (such as Compass Bank, a U.S. subsidiary of BBVA). In addition, the Dodd-Frank Act will create an extensive framework for the regulation of over-the-counter derivatives and require broader regulation of hedge funds and private equity funds, as well as credit agencies. Implementation of the Dodd-Frank Act will require detailed rulemaking over several years by various regulators and could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing.

Revision of the EU Directives on Deposit Guarantee Schemes and on Investor Protection Schemes

On July 12, 2010, the EU Commission adopted a legislative proposal for a revision of the Directives on deposit guarantee and investor protection schemes. The purpose of the revision is among other things to improve the funding of these schemes, to expand the scope of eligible deposits and to provide for a faster disbursement when the protection scheme is called. Pursuant to this proposal, deposit protection schemes must have 1.5% of the total eligible deposits at hand, and investor compensation schemes 0.5% of the value of funds and financial instruments covered by the investor compensation scheme that are held by, deposited with or managed by investment firms and collective investment schemes, in each case after a transition period of 10 years. The EU Commission envisages that most of the measures will become effective by 2012 or 2013. These measures would substantially increase the costs for deposit guarantee and investor protection schemes.

Basel III Accord

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital and liquidity requirements, known as Basel III. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Group of Governors and Heads of Supervision also agreed that systemically important banks should have loss absorbing capacity beyond the minimum standards of the Basel III framework. The Basel III capital and liquidity standards will be phased in over a multi-year period. The final package of Basel III reforms will be submitted to the Seoul G20 Leaders Summit in November 2010 for endorsement by G20 leaders, and then will be subject to individual adoption by member nations, including Spain and the United States.

Dividends

BBVA has in the past distributed dividends on a quarterly basis. As of the date of this prospectus, no decision has been made on the amount of any future dividend payments. The New Shares will be entitled to such future dividends, if any are declared and paid.

SUMMARY OF THE OFFER

The Offer	We will grant rights to the holders of our existing ordinary shares to subscribe for New Shares. Each five rights entitle the holder thereof to subscribe for one New Share at the Subscription Price. Each holder of rights who exercises all of his or her rights may also submit a request to subscribe at the Subscription Price for Additional Shares that are not otherwise subscribed for pursuant to the exercise of rights. In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two trading days upon the date of delivery of the Agent’s Notice (as defined below). We refer to the issuance and exercise of the rights for New Shares and the offer and sale of the New Shares as to which rights have not been exercised, collectively, as the “Offer.” Only a portion of the New Shares will be offered in the United States.

The nominal amount of the increase in share capital through the issuance of the New Shares in the Offer, assuming all the New Shares are subscribed at the Subscription Price, is €367,300,973.76.

Rights	Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on November 4, 2010 (as reflected in the book-entry records maintained by Iberclear) entitles its holder to one right to subscribe for New Shares. Five rights are required to subscribe for one New Share at the Subscription Price. We will accept subscriptions for whole New Shares only and will round down any subscription submitted for fractional New Shares to the nearest whole number of New Shares. We will not issue fractional New Shares or cash in lieu of fractional New Shares. Accordingly, holders of rights will lose the value of any rights held by them in excess of the highest multiple of rights that will entitle them to whole New Shares unless they sell such rights. Holders of rights must pay the Subscription Price for the full amount of New Shares for which they are subscribing.

Subscription Price	The Subscription Price is €6.75 per New Share. The New Shares, par value €0.49, will be issued with a share premium of €6.26 per share. You must pay the Subscription Price in euros.

Rights with respect to Shares Represented by ADSs	Holders of ADSs will not receive rights to subscribe for New Shares or new ADSs or have any right to instruct The Bank of New York Mellon, as depositary (the “Depositary”), to subscribe on their behalf. The rights with respect to ordinary shares represented by ADSs will be issued to the Depositary. On or after November 10, 2010 the Depositary will seek to sell the rights it receives with respect to ADSs issued and outstanding at the close of business on November 9, 2010 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must surrender your ADSs to the Depositary prior to 4:00 p.m. (New York City time) on November 9, 2010 and instruct the

Depositary to deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. Following receipt of a duly issued instruction in valid form and payment of the Depositary’s cancellation fee of $0.05 per ADS surrendered, the Depositary will transfer such underlying shares and rights to such account on or about November 10, 2010. The Depositary will not deliver rights without delivering the corresponding shares and will not deliver the shares without the corresponding rights. Should you decide to so cancel any ADSs held by you, you will be solely responsible for providing a securities brokerage account in Spain that can accept the shares and rights for your benefit. Furthermore, you will be solely responsible for causing any actions to be taken with respect to those shares and rights, including the timely exercise or sale of the rights. Neither BBVA, the Depositary nor any of their respective agents (including, without limitation, the custodian for the Depositary) assumes any responsibility for the required securities brokerage account in Spain or for the execution of any such actions.

Preemptive Subscription Period	From November 5, 2010 until close of business in Madrid, Spain on November 19, 2010, the rights expiration date. We refer to such period as the “Preemptive Subscription Period.” The Preemptive Subscription Period cannot be extended.

Transferability and Listing of Rights	Any holder of rights may transfer its rights to others. The rights have been approved for listing on the Spanish Stock Exchanges and quotation on the Automated Quotation System during the Preemptive Subscription Period. The rights will not be eligible to trade on any securities exchange in the United States. There is no established trading market for the rights. We cannot assure holders of rights that a market for the rights will develop, as to how long it will continue or at what prices the rights will trade. Therefore, we cannot assure holders of rights that they will be able to sell any of the rights that they hold.

Procedure for Exercising Rights	In order to exercise the rights, holders of rights must contact the Iberclear participant in whose book-entry registry their rights are registered and follow such participant’s instructions with respect to the proper and timely exercise of rights. Concurrently with the exercise of rights (i.e., at the time of making the subscription order), holders of rights must deliver full payment of the Subscription Price to the Iberclear participant through which they place their subscription order. Deposit in the mail will not constitute delivery to the Iberclear participant.

If holders of rights do not hold shares directly through an Iberclear participant but through a securities intermediary, such holders will need to have such securities intermediary act for them if they wish to exercise or sell their rights. In such case, such holders should contact the securities intermediary through whom they hold the shares and instruct that intermediary as to the exercise or sale of the rights associated with their shares in such format and by such time as such intermediary may request. We are not responsible for any failure of such intermediaries to properly carry out instructions.

The exercise of rights is firm, irrevocable and unconditional and may not be canceled or modified, except as provided in “The Offer — Irrevocable Subscription Requests” and the last paragraph of “The Offer — Communications From the Iberclear Participants to the Agent.” Rights that are not exercised as described above will expire without any payment to the holders of these unexercised rights. Holders of rights should carefully consider whether or not to exercise or sell their rights before they expire.

Rights to Subscribe for Additional Shares	During the Preemptive Subscription Period, holders of rights that exercise all of his or her rights may request to subscribe for Additional Shares at the Subscription Price in the event that, at the expiration of the Preemptive Subscription Period, there exist New Shares as to which rights have not been exercised (the “Surplus Shares”). Such subscription request for Additional Shares should be made in the subscription form that holders of rights submit to the Iberclear participant in whose book-entry registry their rights are registered at the time of exercising their rights. The allocation of Additional Shares will take place beginning on the fourth trading day following the date of expiration of the Preemptive Subscription Period and will end at the time of the delivery of the Agent’s Notice (as defined below) (the “Additional Shares Allocation Period”). The Additional Shares Allocation Period is expected to begin on November 25, 2010. On such date, Banco Bilbao Vizcaya Argentaria, S.A., acting as agent (the “Agent”), will determine the number of Surplus Shares, if any, and will allocate such shares to the holders of rights that (i) have exercised all their rights registered at the Iberclear participant through which the rights are exercised and (ii) have requested Additional Shares during the Preemptive Subscription Period. If the number of Additional Shares requested exceeds the number of Surplus Shares, such allocation will be effected pro rata in proportion to the number of Additional Shares requested, using for such purpose the percentage that the Additional Shares requested by each subscriber represents in respect of the total number of Additional Shares requested. See “The Offer — Subscription Periods — Additional Shares Allocation Period.”

Holders of rights must deliver full payment of the Subscription Price for each New Share allocated during the Additional Shares Allocation Period not later than the fifth trading day following the expiration of the Preemptive Subscription Period. In each case, payment shall be made through the Iberclear participants to whom requests for Additional Shares were made. The requests for Additional Shares that are not paid for as described above shall be deemed not to have been made. Iberclear participants may request that subscribers advance the Subscription Price of the requested Additional Shares at the time such subscriber requests such Additional Shares. See “The Offer — Method and Time Periods for Payment and Delivery — New Shares Allocated During the Additional Shares Allocation Period.”

The request for Additional Shares is firm, irrevocable and unconditional and may not be canceled or modified, except as provided in “The Offer — Irrevocable Subscription Requests” and the last paragraph of “The Offer — Communications From the Iberclear Participants to the Agent.”

Discretionary Shares Allocation Period for Unsubscribed New Shares	New Shares that have not been subscribed for during the Preemptive Subscription Period or allocated to those holders of rights that have requested Additional Shares (the “Discretionary Shares”) will be allocated at the Subscription Price to certain requesting investors at our discretion over the Discretionary Shares Allocation Period, which is a period having a maximum duration of two trading days starting upon the date of delivery of the Agent’s Notice (as defined below) no later than 11:00 a.m. (Madrid, Spain time) on the fifth trading day following the end of the Preemptive Subscription Period.

The investors to whom we may allocate Discretionary Shares are persons who have the status of (i) QIBs in the United States, as defined in Rule 144A promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the Discretionary Shares do not require registration or approval. The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the registration statement of which the accompanying prospectus is a part. The allocation of New Shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act.

The Discretionary Shares Allocation Period is expected to commence on November 26, 2010. If the Discretionary Shares Allocation Period is commenced, we may reject or accept, in whole or in part, at our discretion, any requests to subscribe for New Shares received during the Discretionary Shares Allocation Period; provided, however, that we may not reject a request if, as a result, the Joint Bookrunners will be required to subscribe for New Shares. We may jointly decide with the Joint Global Coordinators (as defined below) to shorten the Discretionary Shares Allocation Period at any time if all the New Shares have been subscribed for. See “The Offer — Subscription Periods — Discretionary Shares Allocation Period.”

As an exception to the above, if, upon the expiration of the Additional Shares Allocation Period, there are any Discretionary Shares, the Joint Global Coordinators (excluding BBVA), following consultation with the Bank, may agree that the Joint Bookrunners will subscribe for the full amount of Discretionary Shares, in their own name and on their own behalf, in proportion to their underwriting commitments and at the Subscription Price.

Joint Bookrunners	The Joint Bookrunners have committed to subscribe, at the Subscription Price, for any New Shares not otherwise subscribed at the end of the Discretionary Shares Allocation Period. In addition, to the extent that they hold rights, the Joint Bookrunners may also subscribe for New Shares during the Preemptive Subscription Period and the Additional Shares Allocation Period. The number of shares the Joint Bookrunners are committed to subscribe for equals the number of New Shares contemplated to be issued pursuant to this Offer, less the number of New Shares acquired by shareholders or other investors during the Preemptive Subscription Period, the Additional Shares Allocation Period and any Discretionary Shares Allocation Period. The Joint Bookrunners may, following consultation with the Bank, also elect to subscribe for the full amount of Discretionary Shares at the expiration of the Additional Shares Allocation Period, as described above.

The obligations of the Joint Bookrunners are subject to various conditions. Morgan Stanley & Co. International plc, Goldman Sachs International and BBVA will serve as Joint Global Coordinators (the “Joint Global Coordinators”) pursuant to the underwriting and distribution agreement dated October 30, 2010 between us and the Joint Bookrunners (the “Underwriting Agreement”). Our obligation to issue the New Shares pursuant to the exercise of rights and the request for Additional Shares is not contingent upon the subscription by the Joint Bookrunners for the unsubscribed New Shares. However, in the event the Underwriting Agreement is terminated early or the conditions precedent have not been fulfilled, any subscriptions during the Discretionary Shares Allocation Period would be rendered ineffective; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of the qualified investors who have made such subscription proposals, in case such qualified investors wish to place subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement. See “Underwriting.”

Listing of New Shares	Our ordinary shares are, and we expect that the New Shares will be, listed on each of the Spanish Stock Exchanges and quoted on the Automated Quotation System. Our ordinary shares are also, and we expect that the New Shares also will be, listed on the London and Mexico Stock Exchanges. Our ordinary shares in the form of ADSs are, and we expect that the New Shares in the form of ADSs will be, listed on the New York Stock Exchange and the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges.

Registration of New Shares	We will register the New Shares in the books and records of Iberclear as soon as practicable after the Capital Increase (as defined in “The Offer — General”) has been declared completed and subscribed for and the corresponding notarial deed evidencing the Capital Increase has been registered with the Commercial Registry of Vizcaya, Spain (the “Commercial Registry”). See “The Offer — Delivery and Admission to Trading in Spain of the New Shares.”

Taxation	Spanish tax considerations

The receipt and exercise of the rights by U.S. residents are not considered taxable events under Spanish laws. However, if the rights are transferred, the proceeds obtained as a result of such transfer will reduce the acquisition cost for tax purposes of the shares to which they pertain. Any excess over such acquisition cost generally will be subject to Spanish taxes.

Dividend distributions on and capital gains derived from the transfer of ordinary shares or ADSs held by non-Spanish tax residents generally will be subject to an 19% Spanish withholding tax at source.

Reduced tax rates or exemptions may be available for U.S. Residents under the provisions of the tax treaty signed between Spain and the United States.

See “Taxation — Material Spanish Tax Considerations.”

U.S. federal income tax considerations

The receipt and exercise of the rights by a U.S. holder of ordinary shares pursuant to the rights offering will not be taxable events for U.S. federal income tax purposes. In the case of a U.S. holder of ADSs, the receipt of cash by such holder should be treated as a non-taxable distribution of the rights to the U.S. holder, followed by a sale of those rights by such U.S. holder to purchasers in the secondary market for cash. Any gain or loss recognized on the sale of rights will be capital gain or loss.

See “Taxation — Material U.S. Federal Income Tax Considerations” in this prospectus supplement and “U.S. Tax Considerations” in the accompanying prospectus.

Dilution	In order to capture the value of the rights, the holder must exercise such rights as described above or sell such rights. If holders of rights do not exercise all of the rights allocated in respect of their holding of ordinary shares, the value of their holding of our ordinary shares or ADSs will be diluted. See “Dilution.”

Treasury Shares	As of November 2, 2010, we did not directly hold any treasury shares. As of such date, Corporación General Financiera, S.A., a wholly owned subsidiary of BBVA, held 33,272,771 ordinary shares as treasury shares, plus an additional 14,621,438 ordinary shares and 296,557 ADSs representing an equal number of ordinary shares corresponding to the hedging of client’s positions. Corporación General Financiera, S.A. has waived the exercise and sale of rights it receives in respect of the 33,272,771 ordinary shares held as treasury shares.

Risk Factors	See “Risk Factors” beginning on page S-14 as well as in the documents incorporated by reference in this prospectus supplement for a discussion of certain factors relating to us, our business and an investment in our rights and ordinary shares.

Timetable for the Offer	Anticipated timetable for the Offer:

Action	Estimated date

Publication of announcement in the Official Bulletin of the Commercial Registry of Spain (the “BORME”)	November 4, 2010
Record Date	November 4, 2010
Commencement of Preemptive Subscription Period	November 5, 2010
End of Preemptive Subscription Period	November 19, 2010
Additional Shares Allocation Period	November 25, 2010
Payment by the Iberclear participants for the New Shares subscribed during the Preemptive Subscription Period and the Additional Shares	November 26, 2010
Commencement, if applicable, of the Discretionary Shares Allocation Period	November 26, 2010
End, if applicable, of the Discretionary Shares Allocation Period	November 29, 2010
Payment by the Joint Bookrunners for the Discretionary Shares	November 29, 2010
Execution of the notarial deed evidencing the Capital Increase	November 30, 2010
Registration of the notarial deed evidencing the Capital Increase with the Commercial Registry	November 30, 2010
Assignment by Iberclear of the registration references for the New Shares	November 30, 2010
Instructions by the Joint Bookrunners to transfer the Discretionary Shares to the investors who subscribed for such shares (the “Special Transaction”)	November 30, 2010
Listing on the Spanish Stock Exchanges of the New Shares begins	December 1, 2010
Settlement of the Special Transaction	December 3, 2010

Delays in the actions described above may occur, and if so, will be reported as a significant event (hecho relevante) to the CNMV promptly after such delay occurs.

In addition, if all the New Shares are subscribed in the Preemptive Subscription Period and in the Additional Shares Allocation Period, certain actions described above may occur earlier than on the dates estimated above at BBVA’s discretion. If so, such acceleration will be reported as a significant event (hecho relevante) to the CNMV.

RISK FACTORS

We have set forth risk factors in our 2009 Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain risk factors that relate to recent events and others that relate specifically to the securities offered hereby and the Acquisition. We may include further risk factors in subsequent reports on Form 6-K incorporated in this prospectus. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to BBVA

EU sovereign risk

We are a Spanish banking company and conduct substantial business activities in Spain. Like other banks operating in Spain and Europe, our performance and liquidity may be affected by economic conditions affecting Spain and other EU member states. There has been an improvement in some macroeconomic indicators during 2010. Nevertheless, certain countries in Europe, including Spain, have relatively large sovereign debts or fiscal deficits, or both, which has led to tensions in the international debt capital markets and interbank lending market and euro exchange rate volatility during the year.

The publication in July 2010 of the 2010 EU-wide stress test exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank (ECB), in the euro area partially alleviated pressures and helped restore confidence in the Spanish and European banking sector. Nevertheless, economic conditions remains uncertain in Spain and the European Union and may deteriorate in the future, which could adversely affect the cost and availability of funding available to Spanish and European banks, including BBVA, or otherwise adversely affect BBVA’s business, financial condition and results of operations.

We may be subject to more stringent capital requirements and new restrictions on our operation and business

The new Basel III capital standards will be phased in from January 1, 2013 until January 1, 2019, and it is not yet known how these standards will be implemented by Spain’s regulators generally or how they will be applied to banks of our size. There can be no assurance that implementation of these standards, or any other new regulations, will not adversely affect our ability to pay dividends, or require us to issue securities that qualify as regulatory capital or to liquidate assets or curtail business, which may have adverse effects on our business, financial condition and results of operations.

In addition, our operations may also be affected by other recent regulatory reforms in response to the financial crisis, including the enactment in the United States in July 2010 of the Dodd-Frank Act. Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.

Risks Related to Acquisition of Shareholding in Garanti

We may incur unanticipated losses in connection with the Acquisition.

We announced on November 2, 2010 that we have entered into an agreement to acquire a 24.89% interest in Türkiye Garanti Bankası A.Ş. (“Garanti”) (the “Acquisition”). In preparing the terms of the Acquisition, we relied on certain information regarding Garanti which may be inexact, incomplete or outdated. Furthermore, we made various assumptions regarding the future operations, profitability, asset quality and other matters relating to Garanti which may prove to be incorrect. Also on November 2, 2010, Garanti announced its results of operations for the nine months ended September 30, 2010 under Accounting Practice Regulations as promulgated by the Banking Regulation and Supervision Agency of Turkey (the “BSRA”). As of this date of this prospectus supplement Garanti had not released its results of operations for such period under International Financial Reporting Standards.

Garanti’s performance under International Financial Reporting Standards or Accounting Practice Regulations as promulgated by the BSRA may differ materially from our expectations or the expectations of research analysts, which could result in a decline in the market value of Garanti shares and the value of our proposed investment in Garanti.

In addition, we may be exposed to unknown risks relating to or following the Acquisition that could significantly affect the value of our investment in Garanti. Furthermore, a variety of factors that are partially or entirely beyond our and Garanti’s control, such as negative market developments, increased competition, governmental responses to the global financial crisis and regulatory changes, could have a material adverse effect on Garanti’s business, financial condition and results of operations, which could result in a decline in the market value of Garanti shares and the value of our proposed investment in Garanti.

Since Garanti operates primarily in Turkey, economic and other developments in Turkey may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Most of Garanti’s operations are conducted, and most of its customers are located, in Turkey. Accordingly, Garanti’s ability to recover on loans, its liquidity and financial condition and its results of operations are substantially dependent upon the political, economic, financial and geopolitical conditions prevailing in or that otherwise affect Turkey. If the Turkish economy is adversely affected by, among other factors, a reduction in the level of economic activity, continuing inflationary pressures, devaluation or depreciation of the Turkish Lira, a natural disaster or an increase in domestic interest rates, then a greater portion of Garanti’s customers may not be able to repay loans when due or meet their other debt service requirements to Garanti, which would increase Garanti’s past due loan portfolio and could materially reduce its net income and capital levels. Furthermore, political uncertainty or instability within Turkey and in some of its neighboring countries has historically been one of the potential risks associated with investments in Turkish companies. In addition, a further deterioration in the EU accession process may negatively affect Turkey. Any of these risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Despite Turkey’s increased political and economic stability in recent years and the implementation of institutional reforms to conform to international standards, Turkey is an emerging market and it is subject to greater risks than more developed markets. Financial turmoil in any emerging market could negatively affect other emerging markets, including Turkey, or the global economy in general. Moreover, financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or Turkey in particular, could dampen capital flows to Turkey and adversely affect the Turkish economy and, as a result, Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Foreign exchange, political and other risks relating to Turkey could cause an adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

As a result of the consummation of the Acquisition, we will be exposed to foreign exchange, political and other risks relating to Turkey. For example, currency restrictions and other restraints on transfer of funds may be imposed by the Turkish government, Turkish government regulation or administrative polices may change unexpectedly or otherwise negatively affect Garanti, the Turkish government may increase its participation in the economy, including through expropriations or nationalizations of assets, or the Turkish government may impose burdensome taxes or tariffs. The occurrence of any or all of the above risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

In addition, as of June 30, 2010, a significant majority of Garanti’s total securities portfolio (which represented 31% of its total assets as of such date) was invested in securities issued by the Turkish government. In addition to any direct losses that Garanti might incur, a default, or the perception of increased risk of default, by the Turkish government in making payments on its securities or the possible downgrade in Turkey’s credit rating would likely have a significant negative impact on the value of the government securities held in Garanti’s securities portfolio and the Turkish banking system generally and make such government securities difficult to sell, and may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

We have entered into a shareholders’ agreement with Doǧuş Holding A.Ş. in connection with the Acquisition.

We have entered into a shareholders’ agreement with Doǧuş in connection with the Acquisition. Pursuant to the shareholders’ agreement, we and Doǧuş have agreed to manage Garanti through the appointment of board members and senior management, as described in “Summary — Recent Developments — Acquisition of shareholding in Türkiye Garanti Bankası A.Ş.” Doǧuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors. Any financial reversal, negative publicity or other adverse circumstance relating to Doǧuş could adversely affect Garanti or BBVA. Furthermore, we must successfully cooperate with Doǧuş in order to manage Garanti and grow its business. It is possible that we and Doǧuş will be unable to agree on the management or operational strategies to be followed by Garanti, which could adversely affect Garanti’s business, financial condition and results of operations and the value of our proposed investment and lead to our failure to achieve the expected benefits from the Acquisition.

The Acquisition is subject to the receipt of certain consents and approvals from governmental entities.

Before the Acquisition may be consummated, various approvals or consents must be obtained, including from the Bank of Spain, the Banking Regulation and Supervision Agency of Turkey and the Capital Markets Board of Turkey. These governmental entities may impose conditions on the consummation of the Acquisition or require changes to the terms of the Acquisition. While we do not currently expect that the required approvals or consents will be denied or any such conditions or changes will be imposed, or we were required to take any further actions as a result of any regulatory matters, there can be no assurance in this respect. If the required approvals or consents were denied or any such conditions or changes were imposed, this could have the effect of delaying or preventing the consummation of the Acquisition or imposing additional costs on or limiting the benefits to BBVA following the Acquisition, any of which might have a material adverse effect on BBVA.

Risks Related to the Offer

BBVA cannot assure holders of rights that an active trading market will develop for the rights or that there will be sufficient liquidity for such rights.

Although the rights offered hereby will be listed and traded on the Spanish Stock Exchanges through the Automated Quotation System during the Preemptive Subscription Period, BBVA cannot assure holders of rights that an active trading market for the rights will develop on such stock exchanges during such period, or that there will be sufficient liquidity for such rights during such period. The rights will not be listed or tradable on any securities exchange or trading system in the United States.

The price of our ordinary shares may decline before or after the expiration of the rights offering.

Given that the trading price of the rights depends on the price of our ordinary shares, a significant decline in the trading price of our ordinary shares would negatively affect the trading price of the rights. In addition, we cannot assure holders of rights that the trading price of our ordinary shares will not decline below the Subscription Price after such holders elect to exercise their rights. If that occurs, such holders will have committed to buy the New Shares at a price above the prevailing market price, and such holders will suffer an immediate unrealized loss as a result. Moreover, we cannot assure holders of rights that following the exercise of rights they will be able to sell their shares at a price equal to or greater than the Subscription Price.

The Underwriting Agreement between BBVA and the Joint Bookrunners provides that such agreement may be terminated in certain circumstances. The underwriting commitment by the Joint Bookrunners is also subject to certain customary conditions precedent.

The Underwriting Agreement between BBVA and the Joint Bookrunners may be terminated by BBVA at any time or by decision of a majority of the Joint Bookrunners in certain circumstances, including upon the occurrence of, among other things, an event of force majeure. In addition, the Underwriting Agreement is subject to certain customary conditions precedent. Because the exercise of the rights and the request for Additional Shares will be firm, irrevocable and unconditional upon such exercise or request and may not be cancelled or modified after such time (except as provided in “The Offer — Irrevocable Subscription Requests” and the last paragraph of “The Offer — Communications From the Iberclear Participants to the Agent”), holders of rights who have exercised the rights they hold and holders of rights who requested Additional Shares will be required to complete their purchase of New Shares even if the Underwriting Agreement is terminated or if the conditions precedent are not fulfilled. If the Underwriting Agreement is terminated early or if the conditions precedent are not fulfilled, any subscriptions for Discretionary Shares made during the Discretionary Shares Allocation Period will be rendered ineffective; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of the qualified investors who have made such subscription proposals, in case such qualified investors wish to place subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement.

Early termination of the Underwriting Agreement shall be announced by BBVA by means of a significant event notice (hecho relevante) promptly after its occurrence.

A delay in commencement of listing of the New Shares would affect the liquidity of such shares and would prevent the sale thereof until they are admitted to listing.

We will request that the New Shares be admitted to trading on the Spanish Stock Exchanges through the Automated Quotation System and on those foreign stock exchanges that list ordinary shares of the Bank.

We expect, but cannot assure you, that the New Shares will be admitted to trading on the Spanish Stock Exchanges through the Automated Quotation System within two trading days from the registration of the New Shares as book-entries in the records of Iberclear and, in any event, within a maximum period of fifteen trading days from the date on which its Board of Directors (or the Executive Committee acting by delegation) declares that the Capital Increase pursuant to which the New Shares will be issued has been completed.

We expect, but cannot assure you, that the New Shares will be admitted to trading on the London and Mexico Stock Exchanges and in the form of ADSs, on the New York Stock Exchange and on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges, on the same date as the New Shares are admitted to trading on the Spanish Stock Exchanges.

A delay in the commencement of listing of the New Shares would affect the liquidity of the New Shares and prevent the sale of such shares on the stock exchange until they are allowed for listing.

The trading price of the ordinary shares of BBVA may be volatile.

The trading price of the ordinary shares of BBVA may be volatile. Factors such as changes in the results of operations of BBVA, negative publicity, expectations of the market in regard to the success and implications of the Acquisition, changes in the recommendations of securities analysts regarding BBVA or in the global conditions of the financial or securities markets or in the sectors or geographic in which BBVA operates could have a negative effect on the trading price of BBVA’s ordinary shares.

Furthermore, in recent months the Spanish Stock Exchanges and stock exchanges outside of Spain have from time to time experienced significant price and trading volume fluctuations which are frequently not related to the underlying operating performance of listed companies. As a result, investors in our ordinary shares may experience volatility in the market price or a decrease in the value of our ordinary shares regardless of our operating performance or prospects. The closing price of our ordinary shares ranged from €9.34 to €9.99 in October 2010.

Rights that are not exercised prior to the end of the Preemptive Subscription Period will expire valueless without any compensation, and holders of our existing ordinary shares who do not exercise their rights will see their interest in BBVA’s capital diluted by up to 16.67% of their current equity interest.

Any rights unexercised at the end of the Preemptive Subscription Period will expire valueless without any compensation. Furthermore, the consideration received by shareholders or other investors who elect to sell their rights prior to the expiration of the Preemptive Subscription Period may not be sufficient to fully compensate them for the dilution of their percentage ownership of our ordinary shares that may result from the rights offering. As this is an issuance of New Shares of BBVA, those shareholders who do not exercise their rights will see their interest in BBVA’s capital diluted by up to approximately 16.67% of their current equity interest upon subscription of all New Shares.

The sale on the market of a substantial number of BBVA’s ordinary shares after the Capital Increase, or the perception that such sales might occur, may negatively affect the trading price of the ordinary shares of BBVA.

The sale on the market of a substantial number of BBVA’s ordinary shares after the Capital Increase, or the perception that such sales might occur, may negatively affect the trading price of the ordinary shares of BBVA. In addition, in order to meet our need for capital, we may, in the future, issue shares or convertible bonds or warrants, for example to finance our business operations or due to higher regulatory capital requirements. The future issuance of shares, the exercise of conversion or option rights on our shares to be granted by convertible bonds or warrants issued in the future, or the perception that any of these transactions might occur, may negatively affect the trading price of the ordinary shares of BBVA.

The rights must be exercised through the Iberclear participant in whose book-entry registry such rights are registered, and New Shares must be paid for in euros.

The rights must be exercised through the Iberclear participant in whose book-entry registry such rights are registered. This Iberclear participant is located in Spain and payments must be made in euros to such Iberclear participant. As a result, it may be difficult for our shareholders and investors outside Spain to exercise the rights they hold, request for any Additional Allocation Shares and pay the Subscription Price in respect thereof.

It may be difficult for investors outside Spain to serve process on or enforce foreign judgments against BBVA in connection with the Offer.

BBVA is incorporated in Spain. As a result, it may be difficult for investors outside Spain to serve process on or enforce foreign judgments against BBVA in connection with the Offer. See “Enforcement of Civil Liabilities” in the accompanying prospectus.

USE OF PROCEEDS

Assuming the New Shares are fully subscribed at the Subscription Price, the gross proceeds of the Offer are expected to be approximately €5,059.76 million, and the net proceeds of the Offer, after deduction of commissions, fees and estimated expenses of approximately €152.43 million, are expected to be approximately €4,907.32 million. The net proceeds from the Offer will be used to strengthen and optimize BBVA’s core capital ratio and may be used to permit the undertaking of future projects while maintaining adequate solvency levels. In particular, the net proceeds from the Offer could be used to fund the Acquisition. However, the Offer will not be conditioned upon the consummation of the Acquisition or any other project or acquisition.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF BBVA

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

On November 26, 2008, the Bank of Spain issued Circular 6/2008 (“Circular 6/2008”), modifying the presentation format for consolidated financial statements from the format stipulated in Circular 4/2004. Unless otherwise indicated herein, as used hereafter, “Circular 4/2004” refers to Circular 4/2004 as amended or supplemented from time to time, including by Circular 6/2008. The BBVA Group prepares its consolidated annual and interim financial information in accordance with EU-IFRS required to be applied under Circular 4/2004.

The EU-IFRS required to be applied under Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s 2009 Form 20-F and First Half 2010 Form 6-K include a reconciliation of certain financial information under the EU-IFRS required to be applied under Circular 4/2004 to U.S. GAAP.

The tables below present selected consolidated financial information for the BBVA Group for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 prepared under the EU-IFRS required to be applied under Circular 4/2004. Such selected consolidated financial information should be read together with the BBVA Group’s interim consolidated information included in the September 30, 2010 Form 6-K incorporated by reference in this prospectus supplement.

	For the Nine Months Ended September 30,
	2010	2009
	(Unaudited)
	(In millions of euros, except per share data (in euros))

Consolidated income statement data
EU-IFRS*
Interest and similar income	15,760	18,325
Interest and similar expense	(5,578)	(8,033)

Net interest income	10,182	10,292
Dividend income	302	290
Share of profit or loss of entities accounted for using the equity method	211	6
Fee and commission income	4,018	3,928
Fee and commission expenses	(616)	(661)
Net gains (losses) on financial assets and liabilities	1,356	644
Net exchange differences	286	480
Other operating income	2,634	2,502
Other operating expenses	(2,409)	(2,106)

Gross income	15,964	15,375
Administration costs	(6,080)	(5,576)
Depreciation and amortization	(562)	(528)
Provisions (net)	(408)	(234)
Impairment losses on financial assets (net)	(3,606)	(3,686)

	For the Nine Months Ended September 30,
	2010	2009
	(Unaudited)
	(In millions of euros, except per share data (in euros))

Net operating income	5,308	5,351
Impairment losses on other assets (net)	(288)	(301)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	39	18
Negative goodwill	1	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	200	882

Income before tax	5,260	5,950
Income tax	(1,300)	(1,418)

Income from continuing transactions	3,960	4,532
Income from discontinued transactions (net)	—	—

Net income	3,960	4,532

Net income attributed to parent company	3,668	4,179
Net income attributed to non-controlling interests	292	353
Per BBVA share/ADS data(1)
Numbers of shares outstanding (at period end)	3,747,969,121	3,747,969,121
Net operating income(2)	1.43	1.44
Net income attributed to parent company(3)	0.95	1.12

(*)	EU-IFRS required to be applied under Circular 4/2004.

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,702 million and 3,715 million shares for the nine months ended September 30, 2010 and 2009, respectively).

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the estimated number of shares into which the Bank’s convertible bonds issued in September 2009 may be converted, assuming full conversion at the price of BBVA’s ordinary shares over the last five days of the relevant period (3,909 million and 3,715 million as of September 30, 2010 and 2009, respectively).

As of September 30, 2010
(Unaudited)
(In millions of euros,
except percentages)

Consolidated balance sheet data
EU-IFRS*
Total assets	557,761
Common stock	1,837
Loans and receivables (net)	360,762
Customer deposits	255,798
Debt certificates and subordinated liabilities	112,947
Total equity	32,909
Consolidated ratios
Profitability ratios:
Net interest income(1)	2.43%
Return on average total assets(2)	0.95%
Return on average equity(3)	17.2%
Credit quality data
Loan loss reserve(4)	9,423
Loan loss reserve as a percentage of total loans and receivables (net)	2.61%
Substandard loans(5)	15,325
Substandard loans as a percentage of total loans and receivables (net)	4.25%

(*)	EU-IFRS required to be applied under Circular 4/2004.

(1)	Represents annualized net interest income for the period which we calculate as our net interest income for the period multiplied by four thirds as a percentage of average total assets for the period.

(2)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average total assets for the period.

(3)	Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average equity for the period.

(4)	Includes loan loss reserve and contingent liabilities reserve.

(5)	Total non-performing assets (which include substandard loans to customers and other non-performing assets) amounted to €15,560 million as of September 30, 2010, compared to €15,602 million as of December 31, 2009 and compared to €12,500 million as of September 30, 2009, a decrease of 0.3% for the nine months ended September 30, 2010. The non-performing asset ratio (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) was 4.1% as of September 30, 2010, 4.3% as of December 31, 2009 and 3.4% as of September 30, 2009.

The tables below present selected consolidated financial data for the BBVA Group as of and for the years ended December 31, 2009, 2008 and 2007 prepared under the EU-IFRS required to be applied under Circular 4/2004. The selected consolidated financial data for the BBVA Group as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from, and should be read together with, the BBVA Group’s audited consolidated financial statements and related notes included in the 2009 Form 20-F. The BBVA Group’s consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007 and related notes were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. See “Where You Can Find More Information” on page S-iii.

	Year Ended December 31,
	2009	2008	2007
	(Audited)
	(In millions of euros, except per BBVA share data (in euros))

Consolidated income statement data
EU-IFRS*
Interest and similar income	23,775	30,404	26,176
Interest and similar expense	(9,893)	(18,718)	(16,548)

Net interest income	13,882	11,686	9,628
Dividend income	443	447	348
Share of profit or loss of entities accounted for using the equity method	120	293	241
Fee and commission income	5,305	5,539	5,603
Fee and commission expenses	(875)	(1,012)	(1,043)
Net gains (losses) on financial assets and liabilities	892	1,328	1,545
Net exchange differences	652	231	411
Other operating income	3,400	3,559	3,589
Other operating expenses	(3,153)	(3,093)	(3,051)

Gross income	20,666	18,978	17,271
Administration costs	(7,662)	(7,756)	(7,253)
Depreciation and amortization	(697)	(699)	(577)
Provisions (net)	(458)	(1,431)	(235)
Impairment losses on financial assets (net)	(5,473)	(2,941)	(1,903)

Net operating income	6,376	6,151	7,303
Impairment losses on other assets (net)	(1,618)	(45)	(13)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	20	72	13
Negative goodwill	99	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	859	748	1,191

Income before tax	5,736	6,926	8,494
Income tax	(1,141)	(1,541)	(2,079)

Income from continuing transactions	4,595	5,385	6,415
Income from discontinued operations (net)	—	—	—

Net income	4,595	5,385	6,415

Income attributed to parent company	4,210	5,020	6,126
Income attributed to non-controlling interests	385	365	289
Per BBVA Share/ADS Data(1)
Numbers of shares outstanding (at period end)	3,747,969,121	3,747,969,121	3,747,969,121
Net operating income(2)	1.71	1.66	2.03
Net income attributed to parent company(2)	1.12	1.35	1.70
Dividends declared	0.420	0.501	0.733

*	EU-IFRS required to be applied under Circular 4/2004.

(1)	A BBVA share refers to one BBVA ordinary share or one BBVA ADS, which represents the right to receive one BBVA ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA ordinary shares outstanding during the relevant period (3,719 million, 3,706 million and 3,594 million in 2009, 2008 and 2007, respectively).

	As of December 31,
	2009	2008	2007
	(Audited)
	(In millions of euros, except percentages)

Consolidated balance sheet data
EU-IFRS*
Total assets	535,065	542,650	501,726
Common stock	1,837	1,837	1,837
Loans and receivables (net)	346,117	369,494	337,765
Customer deposits	254,183	255,236	219,610
Debt certificates and subordinated liabilities	117,817	121,144	117,909
Total equity	30,763	26,705	27,943
Consolidated ratios
Profitability ratios:
Net interest income(1)	2.56%	2.26%	2.09%
Return on average total assets(2)	0.85%	1.04%	1.39%
Return on average equity(3)	16.0%	21.5%	34.2%
Credit quality data
Loan loss reserve(4)	8,805	7,505	7,144
Loan loss reserve as a percentage of total loans and receivables (net)	2.54%	2.03%	2.12%
Substandard loans(5)	15,312	8,540	3,366
Substandard loans as a percentage of total loans and receivables (net)(5)	4.42%	2.31%	1.00%

*	EU-IFRS required to be applied under Circular 4/2004.

(1)	Represents net interest income for the period as a percentage of average total assets for the period.

(2)	Represents net income attributed to parent company as a percentage of average total assets for the period.

(3)	Represents net income attributed to parent company as a percentage of average equity for the period.

(4)	Includes loan loss reserve and contingent liabilities reserve.

(5)	As of December 31, 2009, 2008 and 2007, total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,928 million, €8,859 million and €3,418 million, respectively. As of December 31, 2009, 2008 and 2007, the non-performing assets ratios (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) were 4.3%, 2.3% and 0.9%, respectively.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the capitalization and indebtedness of the BBVA Group on an unaudited consolidated basis in accordance with EU-IFRS required to be applied under Circular 4/2004 as of September 30, 2010 and on an as adjusted basis as of such date to reflect the Offer and the use of proceeds therefrom, assuming all rights to subscribe for ordinary shares are exercised and the proceeds of the Offer are held by us pending any use thereof to fund the Acquisition or other corporate purposes.

		As of September 30,
	As of September 30,	2010
	2010	As Adjusted
	(Euro in millions)

Outstanding indebtedness(1)
Short-term indebtedness(2)	33,513	33,513
Long-term indebtedness	79,434	79,434
Of which: Preferred securities(3)	5,285	5,285

Total indebtedness(4)	112,947	112,947

Stockholders’ equity
Ordinary shares, nominal value €0.49 each	1,837	2,204
Ordinary shares held by consolidated companies	(286)	(286)
Reserves	27,060	31,647
Dividends	(668)	(668)
Valuation adjustments	(128)	(128)
Net income attributed to the BBVA Group	3,668	3,668

Total stockholders’ equity	31,483	36,437

Preferred shares	—	—
Non-controlling interest.	1,426	1,426

Total capitalization and indebtedness	145,856	150,810

(1)	No third party has guaranteed any of the debt of the BBVA Group.

(2)	Includes all outstanding promissory notes and bonds, debentures and subordinated debt (including preferred securities) with a remaining maturity of up to one year as of September 30, 2010.

(3)	Under EU-IFRS required to be applied under Circular 4/2004, preferred securities are accounted for as subordinated debt. Nonetheless, for Bank of Spain regulatory capital purposes, such preferred securities are treated as Tier 1 capital instruments.

(4)	Approximately 35% of the BBVA Group’s indebtedness was secured as of September 30, 2010.

TAXATION

The following is a discussion of the material Spanish and U.S. federal income tax consequences to U.S. Holders described below of the receipt, exercise and disposition of rights to subscribe for New Shares (“rights”), the receipt of cash in respect of those rights by holders of ADSs and the ownership and disposition of New Shares acquired pursuant to the Offer. To the extent that the discussion relates to matters of Spanish tax law, it is the opinion of J&A Garrigues, S.L.P, our Spanish counsel and to the extent it relates to U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel.

Material Spanish Tax Considerations

Taxation of the Rights

The receipt and exercise of the rights generally will not be taxable events under Spanish law. A U.S. Resident (as defined in “Spanish Tax Considerations” in the accompanying prospectus) that sells any rights received including a sale of rights by the Depositary for a holder of ADSs must reduce the acquisition costs of the shares or ADSs to which the rights pertain by an amount equal to the sales proceeds. Any excess of the sales proceeds over such acquisition cost generally will be subject to Spanish tax at a rate of 19%. However, a U.S. Resident will be exempt from tax in Spain if (i) it has not maintained a direct or indirect holding of at least 25% of the BBVA ordinary shares outstanding during the twelve months preceding the disposition of the rights, (ii) the gain is not obtained through a country or territory defined as a tax haven under applicable Spanish regulations, and (iii) the U.S. Resident files with the Spanish tax authorities the corresponding tax Form 210 together with an IRS certificate of United States residence on IRS Form 6166.

Taxation of New Shares

The material Spanish tax consequences of the ownership and disposition of New Shares acquired by U.S. Residents pursuant to the Offer are discussed in “Spanish Tax Considerations — BBVA Ordinary Shares or ADSs” in the accompanying prospectus.

Material U.S. Federal Income Tax Considerations

This description of material U.S. federal income tax consequences applies only to U.S. Holders (as defined in “U.S. Tax Considerations” in the accompanying prospectus) that hold ordinary shares or ADSs as capital assets for tax purposes. This summary does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ADSs or ordinary shares as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own or are deemed to own 10% or more of our voting shares; and

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

If a partnership holds the ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Partnerships holding ordinary shares or ADSs should consult their tax advisors with regard to the U.S. federal income tax treatment of the rights or the receipt of cash in respect of the rights.

The summary is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. U.S. Holders are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the receipt of rights or cash in respect of such rights in their particular circumstances, including the effect of any U.S. state or local tax laws.

This discussion assumes that we are not, and will not become, a passive foreign investment company as described in “U.S. Tax Considerations — BBVA ADSs or Ordinary Shares — Passive Foreign Investment Company Rules” in the accompanying prospectus.

Taxation of the Rights

U.S. Holders of Ordinary Shares

Receipt of the Rights

The receipt of the rights by a U.S. Holder of ordinary shares pursuant to the rights offering will be treated as a non-taxable distribution with respect to the ordinary shares for U.S. federal income tax purposes.

If the fair market value of the rights is less than 15% of the fair market value of the ordinary shares on the date the rights are received, the rights will be allocated a zero basis for U.S. federal income tax purposes, unless the U.S. Holder affirmatively elects to allocate basis in proportion to the relative fair market values of the ordinary shares and the rights received (as determined on the date of receipt). This election must be made in the tax return for the taxable year in which the rights are received. On the other hand, if the fair market value of the rights received is 15% or greater than the fair market value of the ordinary shares on the date the rights are received, then the basis in the ordinary shares must be allocated between the ordinary shares and the rights in proportion to their fair market values (as determined on the date the rights are received).

Exercise of the Rights

The exercise of a right by, or on behalf of, a U.S. Holder of ordinary shares will not be a taxable transaction for U.S. federal income tax purposes. The basis of each New Share acquired upon exercise of the right will equal the sum of the U.S. dollar value of the Subscription Price (which will include any Spanish taxes payable by, or on behalf of, the U.S. Holder in connection with the exercise of the right) and the U.S. Holder’s tax basis (as determined above), if any, in the right exercised. The holding period of the New Shares shall begin on the day the rights are exercised.

Sale or Expiration of the Rights

For U.S. federal income tax purposes, gain or loss realized on a sale of rights by the U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the rights is more than one year. For these purposes, the holding period for the rights will include the holding period of the ordinary shares with respect to which the rights were distributed. The amount of the gain or loss will be equal to the difference between the tax basis in the rights disposed of (as determined above) and the U.S. dollar value of the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

In the event the U.S. Holder allows the rights to expire without selling or exercising them, the rights will be deemed to have a zero basis and, therefore, the U.S. Holder will not recognize any loss upon the expiration of the rights. In addition, the tax basis of the ordinary shares with respect to which the expired rights were distributed will remain unchanged compared to their tax basis prior to the rights offering.

U.S. Holders of ADSs

The receipt of cash by U.S. Holders of ADSs should be treated as a distribution of the rights to the U.S. Holders of ADSs, followed by a sale of those rights by such U.S. Holders to purchasers in the secondary market for cash. The receipt of the rights by the U.S. Holders will be treated as a non-taxable distribution with respect to the U.S. Holders’ ADSs for U.S. federal income tax purposes. Gain or loss realized on the subsequent sale of the rights by the U.S. Holders of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the rights is more than one year. For these purposes, the holding period of the rights will include the holding period of the ADSs with respect to which the rights were distributed. The amount of gain or loss will be equal to the difference between the tax basis in the right disposed of (determined as described above under “— Receipt of the Rights by U.S. Holders of Ordinary Shares”) and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

Proceeds from a sale or other disposition of rights that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Taxation of New Shares

The material U.S. federal income tax consequences of the ownership and disposition of New Shares acquired by U.S. Holders pursuant to the Offer are discussed in “U.S. Tax Considerations — BBVA ADSs or Ordinary Shares” in the accompanying prospectus.

THE OFFER

Set forth below is a summary of the material terms of the Offer. This description is not complete and is qualified in its entirety by reference to the Underwriting Agreement, which has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

General

We will grant rights to the holders of our existing ordinary shares to subscribe for an aggregate of 749,593,824 of our ordinary shares, par value 0.49 euros (the “New Shares”). Each five rights entitle the holder thereof to subscribe for one New Share at the subscription price of €6.75 per new ordinary share (the “Subscription Price”). Each holder of rights that exercises all of his or her rights may also submit a request to subscribe at the Subscription Price for Additional Shares that are not otherwise subscribed for pursuant to the exercise of rights. In the event that, after expiration of the rights, there are New Shares that have not been subscribed for, either through the exercise of rights or through subscription requests for Additional Shares by holders who exercised all their rights, we may allocate such unsubscribed New Shares at the Subscription Price to certain institutional investors who request to subscribe for such shares during a period having a maximum duration of two trading days starting upon the date of delivery of the Agent’s Notice (as defined below). We refer to the issuance and exercise of the rights for New Shares and the offer and sale of the New Shares as to which rights have not been exercised as described above, collectively, as the “Offer.” Only a portion of the New Shares will be offered in the United States.

The New Shares will be issued with a share premium of €6.26 per share.

The Offer and the Capital Increase (as defined below), including the exercise of rights, the requests for Additional Shares and the proposals for subscription of Discretionary Shares, shall be governed by and shall be construed in accordance with Spanish law. By virtue of exercising rights, requesting Additional Shares or making proposals for the subscription of Discretionary Shares, shareholders or investors (as applicable) irrevocably and unconditionally accept that the courts and tribunals of the city of Madrid have exclusive jurisdiction over the resolution of any dispute that may arise in connection with the Offer and the Capital Increase.

The resolution authorizing the Offer expressly provides for the possibility of incomplete subscription. In the event that the 749,593,824 New Shares are not fully subscribed within the period established, BBVA’s share capital will be increased by the amount of the actual subscriptions. At the expiration of the period established for subscription, BBVA will determine the final amount of the increase in share capital through the issuance of the New Shares in the Offer (the “Capital Increase”). Upon disbursement of the Capital Increase and the issuance of the certificate or certificates evidencing the deposit of the funds corresponding to the Subscription Price of all of the New Shares that have been subscribed, BBVA shall file a significant event notice (hecho relevante) with the CNMV.

Assuming the New Shares are fully subscribed at the Subscription Price, the total amount of the Offer and Capital Increase would be €5,059,758,312, and as of the date of this prospectus supplement the New Shares would represent approximately 20% of BBVA’s share capital (when not giving effect to the issuance of the New Shares) and approximately 16.67% (when giving effect to the issuance of the New Shares).

Below is the anticipated timetable for the Offer:

Action	Date or Estimated Date

Approval and registration of the Offer with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”)	November 2, 2010
Publication of announcement in the Official Bulletin of the Commercial Registry of Spain (the “BORME”)	November 4, 2010
Record Date	November 4, 2010
Commencement of Preemptive Subscription Period (as defined below)	November 5, 2010
End of Preemptive Subscription Period	November 19, 2010
Additional Shares Allocation Period (as defined below)	November 25, 2010
Payment by the Iberclear participants for the New Shares subscribed during the Preemptive Subscription Period and the Additional Shares	November 26, 2010
Commencement, if applicable, of the Discretionary Shares Allocation Period (as defined below)	November 26, 2010
End, if applicable, of the Discretionary Shares Allocation Period	November 29, 2010
Payment by the Joint Bookrunners for the Discretionary Shares	November 29, 2010
Execution of the notarial deed evidencing the Capital Increase	November 30, 2010
Registration of the notarial deed evidencing the Capital Increase with the Commercial Registry of Vizcaya (the “Commercial Registry”)	November 30, 2010
Assignment by Iberclear of the registration references for the New Shares	November 30, 2010
Instructions by the Joint Bookrunners to transfer the Discretionary Shares to the investors who subscribed for such shares (the “Special Transaction”)	November 30, 2010
Listing on the Spanish Stock Exchanges of the New Shares begins	December 1, 2010
Settlement of the Special Transaction	December 3, 2010

Delays in the actions described above may occur, and if so, will be reported as a significant event (hecho relevante) to the CNMV promptly after such delay occurs.

In addition, if all the New Shares are subscribed in the Preemptive Subscription Period and in the Additional Shares Allocation Period, certain actions described above may occur earlier than on the dates estimated above at BBVA’s discretion. If so, such acceleration will be reported as a significant event (hecho relevante) to the CNMV.

Subscription Periods

The shares covered by the Offer may be subscribed for within the periods indicated below:

Preemptive Subscription Period and Request for Additional Shares

Rights in respect of the New Shares will be granted to the shareholders of BBVA, as reflected in the book-entry records maintained by Iberclear, at 11:59 p.m. (Madrid, Spain time) on November 4, 2010 (the “Shareholders of Record”).

Pursuant to the provisions of Section 503 of the Spanish Companies Act (Ley de Sociedades de Capital), the shareholders of BBVA may, from November 5, 2010 until the close of businesses in Madrid, Spain on November 19, 2010, the rights expiration date (the “Preemptive Subscription Period”), exercise the right to subscribe for a number of shares proportional to the nominal value of the shares they hold. Other than our ordinary shares, we do not have any other securities that give the holders thereof rights for New Shares issued in connection with this Offer.

Each existing BBVA ordinary share will entitle its holder to one subscription right, and five rights will be required to subscribe for one New Share. We will accept subscriptions for whole New Shares only and will round down any subscription submitted for fractional New Shares to the nearest whole number of New Shares. We will not issue fractional New Shares or cash in lieu of fractional New Shares. Accordingly, Shareholders of Record and Investors (as defined below) will lose the value of any rights held by them in excess of the highest multiple of rights that will entitle them to whole New Shares unless they sell such rights. Each ordinary share subscribed for must be subscribed for and paid in at the Subscription Price.

Holders of ADSs will not receive rights to subscribe for New Shares or new ADSs or have any right to instruct The Bank of New York Mellon, as depositary (the “Depositary”), to subscribe on their behalf. The rights with respect to ordinary shares represented by ADSs will be issued to the Depositary. On or after November 10, 2010 the Depositary will seek to sell the rights it receives with respect to ADSs issued and outstanding at the close of business on November 9, 2010 and distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the holders of ADSs as of a record date to be determined by the Depositary. If you hold ADSs and do not want the rights corresponding to the ordinary shares underlying such ADSs to be so sold, you must surrender your ADSs to the Depositary prior to 4:00 p.m. (New York City time) on November 9, 2010 and instruct the Depositary to deliver both the underlying shares and the rights to a securities brokerage account in Spain specified by you. Following receipt of a duly issued instruction in valid form and payment of the Depositary’s cancellation fee of $0.05 per ADS surrendered, the Depositary will transfer such underlying shares and rights to such account on or about November 10, 2010. The Depositary will not deliver rights without delivering the corresponding shares and will not deliver the shares without the corresponding rights. Should you decide to so cancel any ADSs held by you, you will be solely responsible for providing a securities brokerage account in Spain that can accept the shares and rights for your benefit. Furthermore, you will be solely responsible for causing any actions to be taken with respect to those shares and rights, including the timely exercise or sale of the rights. Neither BBVA, the Depositary nor any of their respective agents (including, without limitation, the custodian for the Depositary) assumes any responsibility for the required securities brokerage account in Spain or for the execution of any such actions.

Shareholders of Record that have not transferred their rights for New Shares may exercise their rights during the Preemptive Subscription Period. The Preemptive Subscription Period cannot be extended.

Similarly, during the Preemptive Subscription Period, our shareholders and other investors may acquire rights on the market and subscribe for New Shares. Such investors other than the Shareholders of Record who acquire and exercise rights on the market during the Preemptive Subscription Period are referred to herein as “Investors.”

During the Preemptive Subscription Period, Shareholders of Record and Investors will be entitled to request, at the time of exercising their rights, on a firm, unconditional and irrevocable basis (except as provided in “— Irrevocable Subscription Requests” and the last paragraph of “— Communications From the Iberclear Participants to the Agent” below), an additional subscription of New Shares (“Additional Shares”) in contemplation of the possibility that, at the expiration of the Preemptive Subscription Period, there are New Shares that have not been subscribed for (the “Surplus Shares”) during the Preemptive Subscription Period. A Shareholder of Record or

Investor can only request Additional Shares if such shareholder or investor has exercised all the rights it holds at the Iberclear participant through which it requests the subscription for Additional Shares.

In no event will a Shareholder of Record or Investor receive more New Shares than the aggregate number of New Shares such shareholder or investor subscribed for through such Shareholder of Record’s or Investor’s exercise of rights and request for Additional Shares as described above. The number of Additional Shares that will be allocated to subscribing Shareholders of Record and Investors is subject to the existence of Surplus Shares after the expiration of the rights and the allocation procedures described below.

In order to exercise the rights and, if applicable, request the subscription for Additional Shares, the Shareholder of Record or Investor must contact the Iberclear participant in whose book-entry registry its rights are registered (which, in the case of a Shareholder of Record, will be the Iberclear participant with whom such Shareholder of Record has deposited the ordinary shares that entitle it to such rights) and follow such participant’s instructions with respect to the proper and timely exercise of rights and request for Additional Shares.

If a Shareholder of Record or Investor does not hold shares directly through an Iberclear participant but through a securities intermediary, such Shareholder of Record or Investor will need to have such securities intermediary act for it if it wishes to exercise or sell its rights. In such case, such Shareholder of Record or Investor should contact the securities intermediary through whom it holds the shares and instruct that intermediary as to the exercise or sale of the rights associated with its shares in such format and by such time as such intermediary may request. We are not responsible for any failure of such intermediaries to properly carry out its instructions of such shareholder or investor.

All orders placed relating to the exercise of rights will be deemed to be made on a firm, irrevocable and unconditional basis and entail the subscription of the New Shares referred to therein (except as provided in “— Irrevocable Subscription Requests” and the last paragraph of “— Communications From the Iberclear Participants to the Agent” below). Orders relating to a request for Additional Shares must be made for a particular amount and will be deemed to be made on a firm, irrevocable and unconditional basis (except as provided in “— Irrevocable Subscription Requests” and the last paragraph of “— Communications From the Iberclear Participants to the Agent” below), even though they may not be met in their entirety by application of the rules for allocation of the Surplus Shares described in “— Additional Shares Allocation Period” below. There is no limit on the number of Additional Shares that a Shareholder of Record or Investor may request.

The Subscription Price of each New Share subscribed for during the Preemptive Subscription Period shall be paid as set forth in “— Method and Time Periods for Payment and Delivery.”

The rights not exercised will automatically terminate by close of business of the last day of the Preemptive Subscription Period without any payment to the holders of these unexercised rights.

Additional Shares Allocation Period

In the event that, at the expiration of the Preemptive Subscription Period, there are Surplus Shares, such Surplus Shares will be allocated to the Shareholders of Record and Investors who have requested Additional Shares.

The allocation of Additional Shares will take place beginning on the fourth trading day following the date of expiration of the Preemptive Subscription Period and will end at the time of the delivery of the Agent’s Notice (as defined below) (the “Additional Shares Allocation Period”). The Additional Shares Allocation Period is expected to begin on November 25, 2010.

On such date, Banco Bilbao Vizcaya Argentaria, S.A., acting as agent (the “Agent”), will determine the number of Surplus Shares and allocate them to the Shareholders of Record or Investors that have requested Additional Shares as described above. If the number of Additional Shares requested is greater than the number of Surplus Shares, the Agent will distribute the shares in accordance with the following rules:

•	Surplus Shares will be allocated pro rata in proportion to the number of Additional Shares requested, using for such purpose the percentage that the Additional Shares requested by each subscriber represents in respect of the total number of Additional Shares requested. The percentages to be used for the purposes of proportional allocation will be rounded down to eight decimals (for example, 0.0000078974 will become 0.00000789).

•	As a general rule, if fractional shares result from the allocation, the number will be rounded down to the nearest whole number such that the result is a whole number of Additional Shares for allocation to each subscriber.

•	In the event that, after the provisions of the foregoing paragraphs have been applied, there are Surplus Shares that have not been allocated as a result of the rounding, such Surplus Shares will be distributed one by one, in the order of greater to lesser amount of the request for Additional Shares, and if the amounts are the same, in the alphabetical order of the Shareholders of Record and Investors who requested Additional Shares according to the first position (and if the same, the following position or positions) in the box “Names and Surnames or Corporate Name,” whatever the content thereof, that appears on the information provided by the Iberclear participants, starting with the letter “A.”

The Agent shall notify the Iberclear participants through which the respective requests for Additional Shares were made of the number of Surplus Shares allocated to the Shareholders of Record and Investors who made such requests during the course of the fifth trading day following the date of expiration of the Preemptive Subscription Period. Such communication from the Agent to the Iberclear participants is expected to be made on November 26, 2010.

The Subscription Price of each Additional Share allocated to the Shareholders of Record and Investors requesting such Additional Shares must be paid as set forth in “— Method and Time Periods for Payment and Delivery.”

Discretionary Shares Allocation Period

In the event that the New Shares subscribed for during the Preemptive Subscription Period, together with the Additional Shares requested by the subscribers, are not sufficient to cover all of the New Shares contemplated in this Offer (such difference being referred to herein as the “Discretionary Shares”), the Agent shall no later than 11:00 a.m. (Madrid, Spain time) on the fifth trading day following the end of the Preemptive Subscription Period, give notice thereof to the Bank and to the Joint Global Coordinators setting forth the number of Discretionary Shares (the “Agent’s Notice”) and, unless otherwise determined by the Joint Global Coordinators (excluding BBVA) following consultation with the Bank, there will thereafter promptly begin a period for allocation of the Discretionary Shares. Such period will have a duration of up to two trading days starting upon the date of delivery of the Agent’s Notice (the “Discretionary Shares Allocation Period”). The Discretionary Shares Allocation Period, if any, is expected to commence on November 26, 2010 and end on November 29, 2010. If the Discretionary Shares Allocation Period is commenced, BBVA will report such commencement as a significant event (hecho relevante) to the CNMV on the date on which the Discretionary Shares Allocation Period commences.

During the Discretionary Shares Allocation Period, the Joint Bookrunners have agreed to solicit proposals for subscription of Discretionary Shares from investors who have the status of (i) qualified institutional buyers (“QIBs”) in the United States, as defined in Rule 144A promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the Discretionary Shares do not require registration or approval. The subscription proposals from such qualified investors must be firm, irrevocable and unconditional (other than as described under “— Irrevocable Subscription Requests”) and must include the number of Discretionary Shares that such investor is willing to subscribe for at the Subscription Price.

The Joint Bookrunners that receive proposals for subscription of Discretionary Shares shall communicate, on behalf of the investors from which they receive such proposals, the aggregate amount of the proposals to subscribe for Discretionary Shares to BBVA by the time indicated by BBVA.

We, after consulting with the Joint Global Coordinators, will analyze the proposals received during the Discretionary Shares Allocation Period, applying investment quality and stability criteria, and may reject or accept, in whole or in part, at our discretion, any requests to subscribe for Discretionary Shares received during the Discretionary Shares Allocation Period. We may not, however, reject a proposal if, as a result, the Joint Bookrunners will be required to subscribe for New Shares.

We will communicate the final allocation of the Discretionary Shares to the Agent no later than 11:59 p.m. (Madrid, Spain time) on the last day of the Discretionary Shares Allocation Period, if any. The Agent, in turn, will communicate such allocation to the Joint Bookrunners.

The allocation of New Shares to QIBs in the United States will not occur in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A but pursuant to the Registration Statement of which the accompanying prospectus is a part. The allocation of New Shares to qualified investors in Spain and elsewhere outside of the United States will occur in reliance on Regulation S under the Securities Act.

The Joint Bookrunners have committed to subscribe, in their own name and on their own behalf, for any New Shares not otherwise subscribed for at the Subscription Price. The number of shares that the Joint Bookrunners have committed to subscribe for equals the number of New Shares contemplated to be issued pursuant to the Offer, less the number of New Shares acquired by the Shareholders of Record, Investors or qualified investors described above during the Preemptive Subscription Period, the Additional Shares Allocation Period and any Discretionary Shares Allocation Period. See “Underwriting.”

Early Closing of the Capital Increase

BBVA and the Joint Global Coordinators may jointly agree to terminate the Discretionary Shares Allocation Period at any time prior to its expiration if the New Shares have been fully subscribed. In addition, if, upon the expiration of the Additional Shares Allocation Period, there are any Discretionary Shares, the Joint Global Coordinators (excluding BBVA), following consultation with the Bank, may agree that the Joint Bookrunners will subscribe, in their own name and on their own behalf, for the full amount of Discretionary Shares in proportion to their underwriting commitments and at the Subscription Price. In addition, BBVA may declare the Capital Increase completed at any time after the expiration of the Preemptive Subscription Period if the New Shares have been fully subscribed.

Communications From the Iberclear Participants to the Agent

Each Iberclear participant shall, no later than 8:00 p.m. (Madrid, Spain time) on each day during the Preemptive Subscription Period, give notice to the Agent, by e-mail or by fax, of the total number of subscriptions for New Shares effected at such Iberclear participant and, separately, the total number of requests for subscription of Additional Shares submitted thereto, in all cases in aggregate terms since the commencement of the Preemptive Subscription Period.

Each Iberclear participant shall forward to the Agent the electronic files containing the information on the New Shares subscribed for during the Preemptive Subscription Period and on the Additional Shares requested, not later than 11:00 a.m. (Madrid, Spain time) on the fourth trading day after the expiration of the Preemptive Subscription Period.

The Agent may reject communications from the Iberclear participants that have been transmitted on a date or at a time later than indicated above, or communications that do not comply with any one or more of the requirements or instructions applicable to such communications or by applicable law, without itself incurring or causing BBVA to incur any liability therefor, and without prejudice to the liability that the infringing participant may incur to the makers of the orders timely placed with such participant.

No Offer Revocation or Suspension

The Offer cannot be withdrawn or revoked other than pursuant to judicial decisions or administrative orders.

The underwriting and pre-funding commitments of the Joint Bookrunners will be terminated, and the orders for Discretionary Shares will be automatically revoked, if the Underwriting Agreement is terminated; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of the qualified investors who placed such orders, in case such qualified investors wish to place subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement. The Underwriting Agreement can be terminated by BBVA at any time or by decision of a majority of the Joint Bookrunners, in certain circumstances, including in the event that, on or prior to 9:00 a.m. (Madrid, Spain time) on the seventh trading day following the expiration of the Preemptive Subscription Period, a force majeure event occurs that, in the judgment of the Joint Bookrunners, makes it impracticable or inadvisable to proceed with the Capital Increase, or for the delivery of the New Shares on the terms and in the manner contemplated herein. In addition, the underwriting and pre-funding commitments are subject to customary conditions precedent that will need to be fulfilled not later than 3:00 p.m. (Madrid, Spain time) on the sixth trading day following the expiration of the Preemptive Subscription Period. See “Underwriting.”

Except as provided below in “— Irrevocable Subscription Requests,” subscriptions for New Shares or requests to subscribe for Additional Shares made during the Preemptive Subscription Period, may not be revoked, even if a force majeure event among those contemplated in “Underwriting” below occurs. Subscription proposals made during the Discretionary Shares Allocation Period may not be revoked except if the Underwriting Agreement is terminated, in which case subscription proposals, if any, submitted by qualified investors will be deemed revoked and terminated; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of such qualified investors, in case such qualified investors wish to place subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement.

The termination of the Underwriting Agreement will be reported by BBVA by filing a significant event notice (hecho relevante) with the CNMV promptly after the termination occurs.

Possible Reduction of Subscriptions and the Return of Excess Sums

The actual maximum number of Additional Shares that may be subscribed for by each Shareholder of Record or Investor will depend upon the number of Surplus Shares and upon the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period” above.

As set forth in greater detail in “— Method and Time Periods for Payment and Delivery — New Shares Allocated During the Additional Shares Allocation Period” below, the Iberclear participants may request that the subscribers advance the Subscription Price of the Additional Shares to which the subscription proposal refers. If the number of Additional Shares finally allocated to each petitioner is less than the number of Additional Shares requested by such petitioner, the Iberclear participant will be required to return promptly to such petitioner, without deduction of any expenses and fees, the non-allocated excess, in accordance with the procedures applicable to such Iberclear participants. No interest will be paid on the funds returned pursuant to the previous sentence.

Minimum and/or Maximum Amount of the Request

The number of New Shares that may during the Preemptive Subscription Period be subscribed for by the Shareholders of Record or Investors will result from the application of the ratio stated in “— Subscription Periods— Preemptive Subscription Period and Request for Additional Shares” above (i.e., one New Share per five rights, with one right attaching to each existing ordinary share of BBVA).

Furthermore, the subscribers for New Shares that have made the corresponding request for Additional Shares during the Preemptive Subscription Period may subscribe for Additional Shares upon the terms set forth in “— Subscription Periods — Additional Shares Allocation Period” above. The actual maximum number of Additional Shares that may be subscribed for by such subscribers will depend upon the number of Surplus Shares and upon the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period” above.

During the Discretionary Shares Allocation Period, there will be no minimum or maximum number required in respect of the subscription proposals by the qualified investors involved or in respect of subscriptions by the Joint Bookrunners in fulfillment of their underwriting commitment (without prejudice to the maximum number of New Shares that they have undertaken to subscribe for).

Irrevocable Subscription Requests

The exercise of rights for New Shares during the Preemptive Subscription Period and the requests for Additional Shares during the Additional Shares Allocation Period will be deemed to be firm subscription orders and will therefore be irrevocable (except as provided in “— Communications From the Iberclear Participants to the Agent” above and in the next paragraph); provided, however, that the requests for Additional Shares may not be satisfied in full under the rules for allocation of Surplus Shares described in “— Subscription Periods — Additional Shares Allocation Period.”

Notwithstanding the above, if the Spanish prospectus were to be supplemented by a prospectus supplement pursuant to Section 40.1.f of Royal Decree 1310/2005, of November 4, 2005, upon the occurrence of any of the events set forth in Section 22 thereof, subscriptions for New Shares and requests for Additional Shares made prior to the publication of such prospectus supplement may be revoked during a period which extension shall be fixed by BBVA in the relevant prospectus supplement and shall not have less than two trading days following the publication of such prospectus supplement.

In addition, the proposals to subscribe for Discretionary Shares will likewise be firm, irrevocable and unconditional, except if the Underwriting Agreement is terminated as a consequence of a force majeure event or if the Joint Bookrunners’ underwriting and pre-funding commitments do not enter into force because a condition precedent has not been fulfilled. In these cases, subscription proposals for Discretionary Shares, if any, submitted by qualified investors will be deemed revoked and terminated; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of such qualified investors, in case such qualified investors wish to place subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement.

Method and Time Periods for Payment and Delivery

New Shares Subscribed for During the Preemptive Subscription Period

Full payment of the Subscription Price for each New Share subscribed for during the Preemptive Subscription Period must be made by the subscribers upon subscription for the New Shares to the Iberclear participants through which they have placed their subscription orders.

The Iberclear participant with whom orders for the subscription of New Shares in exercise of rights have been placed shall pay in same day funds to the Agent the amounts payable with respect to such rights not later than the fifth trading day following the expiration of the Preemptive Subscription Period.

If any of the Iberclear participants that has paid the amounts corresponding to such subscriptions fails to report to the Agent the list of subscribers upon the terms set forth in this prospectus supplement, the Agent shall allocate the New Shares to the Iberclear participant in question without the Agent or BBVA incurring any liability therefor and without prejudice to the liability that the infringing Iberclear participant may incur to the makers of the orders for subscription for New Shares timely placed with such Iberclear participant.

New Shares Allocated During the Additional Shares Allocation Period

Full payment of the Subscription Price for each New Share allocated during the Additional Shares Allocation Period shall be made by the Shareholders of Record or Investors who have subscribed for such shares not later than the fifth trading day following the expiration of the Preemptive Subscription Period. In each case, payment shall be made through the Iberclear participants with whom orders to subscribe for Additional Shares were placed. Any requests for Additional Shares that are not paid for as described above shall be deemed not to have been made.

Iberclear participants may request that subscribers advance the Subscription Price of the requested Additional Shares at the time such subscriber requests such Additional Shares.

If the number of Additional Shares finally allocated to each petitioner is less than the number of Additional Shares requested by such petitioner, the Iberclear participant will be required to return promptly to such petitioner, without reduction of any expenses and fees, the non-allocated excess, in accordance with the procedures applicable to such Iberclear participant. No interest will be paid on the funds returned to such petitioner pursuant to the previous sentence.

The Iberclear participant to whom requests for Additional Shares were made shall pay in same day funds to the Agent the amounts payable therefor not later than the fifth trading day following the expiration of the Preemptive Subscription Period.

If any of the Iberclear participants that has paid the amounts corresponding to such subscriptions fails to report to the Agent the list of subscribers upon the terms set forth in this prospectus supplement, the Agent shall allocate such Additional Shares to the Iberclear participant in question, without the Agent or BBVA incurring any liability therefor and without prejudice to the liability that the infringing Iberclear participant may incur to the makers of the orders for subscription of New Shares timely placed with such Iberclear participant.

New Shares Subscribed for During the Discretionary Shares Allocation Period

Full payment of the Subscription Price of each Discretionary Share subscribed for during the Discretionary Shares Allocation Period shall be made by investors who have subscribed for such shares no later than the Settlement Date (as defined below).

Any Joint Bookrunner that receives subscription requests from investors during the Discretionary Shares Allocation Period may require such investors to provide funds to guarantee full payment for the Discretionary Shares to be allocated to them. If the subscription request is rejected, the relevant Joint Bookrunner will be required to return promptly to such investor the funds corresponding to the non-allocated amount. For subscription requests where only a portion is allocated, the funds will be returned only for the non-allocated portion. No interest will be paid on the funds returned pursuant to the preceding sentence.

For operational reasons only, in order to facilitate the admission of the New Shares to trading in the Spanish Stock Exchanges as soon as possible, prior to the execution and registration of the notarial deed evidencing the Capital Increase and not later than 3:00 p.m. (Madrid, Spain time), on the sixth trading day after the expiration of the Preemptive Subscription Period, the Joint Bookrunners have agreed to subscribe for and pre-fund payment for the Discretionary Shares allocated during the Discretionary Shares Allocation Period (the “Pre-financing Shares”), on behalf of the investors who subscribed for such shares, in proportion to their respective underwriting commitments. The Joint Bookrunners also have agreed to subscribe and pay for, on the sixth trading day after the expiration of the Premptive Subscription Period, in their own name and on their own behalf, in proportion to their respective underwriting commitments, any Discretionary Shares that were not subscribed for (including when the Joint Global Coordinators (excluding BBVA), following consultation with the Bank, shall have determined not to commence the Discretionary Shares Allocation Period).

The payment with respect to the Discretionary Shares, including the Pre-financing Shares and the New Shares that the Joint Bookrunners must subscribe and pay for, in their own name and on their own behalf, shall be made in same day funds by means of wire transfer into the account opened by BBVA with the Agent.

Delivery and Admission to Trading in Spain of the New Shares

Each subscriber of the New Shares will be entitled to obtain from the Iberclear participant through which it has processed its subscription a signed copy of the subscription bulletin with the content required by Section 309 of the Spanish Companies Act (Ley de Sociedades de Capital), within a maximum period of one week from submission of the request for subscription.

Once the New Shares subscribed for have been fully paid in and the certificate evidencing the deposit of the funds in the account kept by BBVA with the Agent has been issued, the Capital Increase will be declared completed and subscribed for and the corresponding notarial deed evidencing the Capital Increase will be executed before a notary public for subsequent registration thereof with the Commercial Registry. Immediately following such registration, the notarial deed evidencing the Capital Increase will be delivered to the CNMV, Iberclear and the Spanish Stock Exchanges.

The New Shares shall be recorded in Iberclear’s central registry after the Capital Increase has been registered with the Commercial Registry.

It is expected that the New Shares will be listed on the Spanish Stock Exchanges, through the Automated Quotation System, on December 1, 2010.

On the same day of registration with the central registry maintained by Iberclear, the Iberclear participants will make the corresponding entries in their book-entry registries in favor of the investors that have subscribed for New Shares.

The new shareholders will be entitled to obtain from the Iberclear participants with whom the New Shares are registered the validation certificates corresponding to such shares, pursuant to the provisions of Spanish Royal Decree 116/1992, of February 14, 1992. The Iberclear participants shall issue such validation certificates before the end of the trading day following the day on which such certificates were requested by the subscribers.

With respect to New Shares allocated during the Discretionary Shares Allocation Period, Iberclear shall assign to the Joint Bookrunners a temporary registration number for the Pre-financing Shares.

Immediately after the assignment of the temporary registration numbers, the Pre-financing Shares will be transferred to the investors who subscribed for such shares through the execution of a Special Transaction (the “Special Transaction”). It is expected that the Special Transaction will take place on November 30, 2010.

The Special Transaction, if any, shall be settled between the date of delivery to Iberclear of the notarial deed evidencing the Capital Increase and the third trading day following the date on which it takes place (hereinafter, the “Settlement Date”). Therefore, if the Special Transaction is carried out on November 30, 2010, the Settlement Date will be December 3, 2010.

Public Announcement

We will publicly announce as a significant event (hecho relevante) filed with the CNMV (i) after the Additional Shares Allocation Period, the number of New Shares subscribed during the Preemptive Subscription Period and the number of Additional Shares finally allocated, indicating whether the Additional Shares requested exceeded the number of Surplus Shares and, if not, whether the Discretionary Shares Allocation Period will be opened; and (ii) after the Discretionary Shares Allocation Period, if such period is commenced, the result of the Offer, including the number of New Shares subscribed or allocated during the Preemptive Subscription Period, the Additional Shares Allocation Period and the Discretionary Shares Allocation Period and declaring the Capital Increase closed and completed.

Tradability of Rights

Rights will be transferable under the same conditions as the shares from which they derive, pursuant to the provisions of Section 306 of the Spanish Companies Act (Ley de Sociedades de Capital), and will be tradable on the Spanish Stock Exchanges and through the Automated Quotation System.

Restrictions on Participation in the Offer by certain Shareholders and Investors

The Offer is only addressed to persons to whom it may lawfully be made. The distribution of this prospectus, the exercise of any of the rights and the allocation of the New Shares as to which rights have not been exercised may be restricted by law. Persons into whose possession this prospectus comes or who wish to exercise any of the rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. Due to the restrictions under the securities laws of certain countries, shareholders and investors resident in such countries may not exercise rights or subscribe for New Shares.

Non-Exercised Rights

Rights that are not exercised will automatically terminate at the close of business in Madrid, Spain on the last day of the Preemptive Subscription Period without any payment to the holders of these unexercised rights.

Treasury Shares

As of November 2, 2010, we did not directly hold any treasury shares. As of such date, Corporación General Financiera, S.A., a wholly owned subsidiary of BBVA, held 33,272,771 ordinary shares as treasury shares, plus an additional 14,621,438 ordinary shares and 296,557 ADSs representing an equal number of ordinary shares corresponding to the hedging of client’s positions. Corporación General Financiera, S.A. has waived the exercise and sale of rights it receives in respect of the 33,272,771 ordinary shares held as treasury shares.

In addition, Continental Bolsa SAB, a wholly-owned subsidiary of Banco Continental (in which BBVA has a 46.11% interest) holds 529 ordinary shares and has waived the exercise and sale of rights it receives in respect of such ordinary shares.

Convertible Bonds

In September 2009, BBVA issued an aggregate principal amount of €2,000 million five-year mandatory convertible bonds. Under the terms of such securities, they may be converted into a maximum of 444,444,445 new ordinary shares of BBVA.

Management Participation

The members of the Board of Directors and senior management of BBVA have stated to BBVA their non-binding intent to exercise the rights which they may hold as Shareholders of Record. Such subscription will be made at the Subscription Price. As of the date of this prospectus supplement, none of the members of the Board of Directors and senior management of BBVA have informed BBVA whether they intend to request Additional Shares.

The shares of BBVA acquired during the last year by the members of the Board of Directors or of the management or supervisory bodies, or senior executives of BBVA or affiliated persons, have been acquired on market terms.

Set forth below is a breakdown of the shares of BBVA acquired during the last year by the members of the Board of Directors and senior executives of BBVA, including information regarding the date of acquisition, the number of shares acquired and the acquisition price:

Member of the Board of Directors	Date of Acquisition	Number of Shares	Price per Share
			(In euros)

Francisco González Rodríguez	October 26, 2010	45	9.80
	October 18, 2010	14,254	9.80
	July 19, 2010	14,447	9.58
	April 19, 2010	20,487	11.18
	January 4, 2010	10,778	12.82
Tomás Alfaro Drake	October 26, 2010	1	9.80
	October 18, 2010	70	9.80
	July 19, 2010	71	9.58
	April 19, 2010	101	11.18
	January 4, 2010	53	12.82
Rafael Bermejo Blanco	February 4, 2010	1,000	10.61
	November 3, 2009	1,000	11.92
	October 30, 2009	1,000	12.21
	October 30, 2009	1,662	12.35
Ignacio Ferrero Jordi	October 18, 2010	45	9.80
	April 19, 2010	52	11.18
Enrique Medina Fernández	October 26, 2010	5	9.80
	October 18, 2010	508	9.80
	April 19, 2010	590	11.18
Susana Rodríguez Vidarte	October 26, 2010	3	9.80
	October 18, 2010	293	9.80
	April 19, 2010	336	11.18

Member of the Executive Committee	Date of Acquisition	Number of Shares	Price per Share
			(In euros)

Juan Ignacio Apoita	October 18, 2010	1,152	9.80
	October 6, 2010	194	10.10
	April 19, 2010	1,318	11.18
	March 1, 2010	3,150	9.47
Ramón María Monell Valls	October 6, 2010	179	10.10
Vicente Rodero Rodero	October 6, 2010	446	10.10

Price at which the New Shares are Expected to be Offered; Certain Fees and Expenses Payable

The Subscription Price of the New Shares will be €6.75 per New Share.

The Shareholders of Record and Investors that participate in the Offer will not bear any expenses in connection with the first registration of the New Shares with the book-entry registries maintained by Iberclear or Iberclear participants. However, the Iberclear participants that maintain accounts of the holders of BBVA shares may establish, pursuant to applicable law, such pass-through management fees and expenses as they determine at their own discretion, arising from maintenance of the New Shares in the book-entry registries.

Similarly, the Iberclear participants through which subscriptions will take place may establish, pursuant to the applicable legislation, any fees and expenses, as they freely determine, chargeable due to the processing of orders to subscribe New Shares and to purchase and sell rights.

Offer Expenses Payable by BBVA

Assuming the Offer is fully subscribed, our expenses are estimated to be €152,433,873 in total and are payable by us. These expenses consist of the following:

Offer Expenses	Amount
(In euros)

Spanish Tax on Capital Transfers and Documented Legal Acts	50,597,583
Charges and fees of Spanish Stock Exchanges and Iberclear	412,191
CNMV fees	62,441
Other expenses (including legal expenses, publicity, printing, audits)	5,226,250
Underwriting commission(1)	96,135,408

Total	152,433,873

(1)	Includes the management fees which may be paid to the Joint Global Coordinators (other than BBVA) by BBVA in a maximum amount of €7,589,637.47. See “Underwriting.”

Agent

Banco Bilbao Vizcaya Argentaria, S.A., with its registered office at Bilbao, Spain, at Plaza de San Nicolás 4, 48005, and holding taxpayer identification number A-48265169, will act as Agent for the Offer.

Investor Relations

If you are a Shareholder of Record or Investor and reside in the United States and you have any questions on the Offer, you may telephone BBVA’s Institutional Investor Relations office in New York at +1 212-228-1660. Please note that such office will only be able to provide you with information contained in this prospectus supplement and will not be able to give advice on the merits of the Offer or to provide financial advice.

MARKET INFORMATION

BBVA ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the ticker symbol “BBVA.” They also are listed on the London and Mexico Stock Exchanges. BBVA ordinary shares in the form of ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of BBVA ordinary shares on the Spanish Stock Exchanges.

The following table shows, for the periods indicated, the high and low closing prices per BBVA ordinary share. BBVA ordinary share prices are as reported on the Automated Quotation System.

	Ordinary Shares
	High	Low
	(Euros)

Fiscal year ended December 31, 2009
First Quarter	9.28	4.68
Second Quarter	9.03	6.32
Third Quarter	12.71	8.63
Fourth Quarter	13.17	11.51
Last six months
May 2010	9.84	8.03
June 2010	9.41	7.41
July 2010	10.57	8.48
August 2010	10.79	9.36
September 2010	10.32	9.76
October 2010	9.99	9.34
November (through November 3)	9.21	8.90

On November 3, 2010, the last reported sale price of BBVA ordinary shares on the Automated Quotation System was €8.90 per ordinary share.

You are urged to obtain current market quotations prior to making any investment decision with respect to the Offer. The market price of BBVA ordinary shares will fluctuate between the date of this prospectus supplement and the completion of the Offer. No assurance can be given concerning the market price of BBVA ordinary shares after the date of this prospectus supplement.

EXCHANGE RATES

Spain’s currency is the euro. The following table sets forth, for the periods indicated, information concerning the noon buying rate for euro, expressed in U.S. dollars per €1.00. The rates set forth below are provided solely for your convenience and were not used by us in the preparation of our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement. The “noon buying rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that euro could have been, or could be, converted into U.S. dollars at that rate or at any other rate. The noon buying rate on October 29, 2010, the most recent practicable day prior to the date of this prospectus supplement, was $1.3916 for €1.00.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(U.S. dollars per €1.00)

Year:
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3793	1.4862	1.2904
2008	1.3919	1.4218	1.6010	1.2446
2009	1.4332	1.3936	1.5100	1.2547
2010 (through October 29, 2010)	1.3916	1.3231	1.4536	1.1959

Month:
April 2010	1.3302	1.3417	1.3666	1.3130
May 2010	1.2369	1.2563	1.3183	1.2224
June 2010	1.2291	1.2223	1.2385	1.1959
July 2010	1.3069	1.2811	1.3069	1.2464
August 2010	1.2765	1.2903	1.3282	1.2652
September 2010	1.3601	1.3103	1.3638	1.2708
October 2010 (through October 29, 2010)	1.3916	1.3891	1.4066	1.3688

(1)	The average of the noon buying rate for euro on the last day of each full month during the relevant year or each business day during the relevant month.

DILUTION

Shareholders of BBVA have rights to subscribe for New Shares covered by the Offer and, thus, in the event they exercise such rights, they will suffer no dilution of their holdings of BBVA’s share capital.

Our net tangible book value as of September 30, 2010 was €23,271.60 million, or €6.2091 per ordinary share. Net tangible book value per share represents the amount of our stockholders’ funds (total equity less non-controlling interest and valuation adjustments) less goodwill, divided by the number of ordinary shares outstanding. After giving effect to the issuance of the New Shares at the Subscription Price of €6.75 per New Share, and after deducting the underwriting commission and estimated offering expenses payable by us of €152.43 million, our net tangible book value as of September 30, 2010 would have been €28,178.93 million, or €6.2654 per ordinary share. This represents an immediate increase of €0.0563 per share to Shareholders of Record, and a decrease of €0.4846 per share to investors in the Offer, as illustrated by the following table:

Subscription Price per New Share	€6.7500
Net tangible book value per ordinary share before the Offer	€6.2091
Increase per ordinary share attributable to the Offer	€0.0563
Net tangible book value per ordinary share after the Offer	€6.2654
Dilution to investors in the Offer	€0.4846

In the event that none of BBVA’s current shareholders subscribe for New Shares in the percentage to which their rights entitle them, and assuming that the New Shares were entirely subscribed for by third-party investors or by the Joint Bookrunners, the holdings of current shareholders of BBVA would represent 83.33% of the total number of ordinary shares of BBVA following the Capital Increase, which would represent a dilution in ownership percentage of 16.67%.

UNDERWRITING

We and the Joint Bookrunners have entered into an underwriting and distribution agreement (the “Underwriting Agreement”). The Underwriting Agreement described in this section contains the full legal text of matters summarized in this section. We have filed a copy of the Underwriting Agreement with the SEC as part of our registration statement of which the accompanying prospectus is a part. See “Where You Can Find More Information.”

Underwriting Commitment

Subject to the terms and conditions of the Underwriting Agreement, each Joint Bookrunner named below has agreed severally, and not jointly, to underwrite the maximum number and percentage of New Shares set forth opposite its name below:

	Number of	Percentage of
Joint Bookrunner	New Shares	New Shares

Morgan Stanley & Co. International plc	108,130,245	14.425%
Goldman Sachs International	108,130,245	14.425%
Citigroup Global Markets Limited	88,888,889	11.858%
Credit Suisse Securities (Europe) Limited	88,888,889	11.858%
J.P. Morgan Securities Ltd.	88,888,889	11.858%
Nomura International plc	88,888,889	11.858%
Société Générale	88,888,889	11.858%
UBS Limited	88,888,889	11.858%

	749,593,824	100.00%

The maximum number of New Shares underwritten by each Joint Bookrunner will be the amount corresponding to its interest in the total underwriting commitment, and shall be reduced by the number of New Shares subscribed in the Preemptive Subscription Period, in the Additional Shares Allocation Period and in any Discretionary Shares Allocation Period.

Pursuant to the foregoing, in the event that the number of New Shares subscribed in the Preemptive Subscription Period, in the Additional Shares Allocation Period and in the Discretionary Shares Allocation Period is equal to one hundred percent (100%) of the New Shares, the Joint Bookrunners will not be required to subscribe for any New Shares and will be released from their underwriting obligations.

Following the public announcement of the Capital Increase, Morgan Stanley & Co. International plc and Goldman Sachs International (together with BBVA, the “Joint Global Coordinators”) on behalf of the Joint Bookrunners, have agreed to use their reasonable efforts to engage one or more other institutions to purchase or subunderwrite up to a maximum of 30% of the total underwriting commitment of the New Shares. Each subunderwriter will enter into a subunderwriting agreement with the Joint Global Coordinators on behalf of the Joint Bookrunners and the Joint Global Coordinators will assign each such subunderwriter an underwriting and selling fee such that the aggregate of such underwriting and selling fees is equal to 1.25% of the aggregate amount of New Shares subunderwritten. Each Joint Bookrunner may not engage any institutions to subunderwrite New Shares without the written consent of BBVA.

Under the Underwriting Agreement, the Joint Bookrunners have undertaken: (i) to promote the placement of the New Shares on the terms provided in the Underwriting Agreement; (ii) during the Discretionary Shares Allocation Period, if any, to solicit subscription proposals regarding the Discretionary Shares from qualified institutional investors; (iii) to pre-fund one hundred percent (100%) of the Discretionary Shares that are placed by the Joint Bookrunners during the Discretionary Shares Allocation Period; and (iv) to subscribe and pay, in their own name, for the Discretionary Shares whose subscription fall to them in discharge of their respective underwriting commitments, in the event that the number of New Shares subscribed in the Preemptive Subscription Period, in the Additional Shares Allocation Period and in the Discretionary Shares Allocation Period, if any, is less than one hundred percent (100%) of the total New Shares. Any Discretionary Shares purchased by the Joint Bookrunners in their own name may be resold at prevailing market prices.

Therefore:

(a) In the event that, upon completion of the Discretionary Shares Allocation Period, one hundred percent (100%) of the Discretionary Shares are placed, the Joint Bookrunners undertake to pre-fund at the Subscription Price payment for one hundred percent (100%) of the Discretionary Shares placed by the Joint Bookrunners during the Discretionary Shares Allocation Period, all in accordance with the terms of “The Offer — Method and Time Periods for Payment and Delivery” above;

(b) In the event that, upon completion of the Discretionary Shares Allocation Period, the sum of the New Shares acquired by Shareholders of Record and Investors during the Preemptive Subscription Period and during the Additional Shares Allocation Period and, if applicable, by qualified investors during the Discretionary Shares Allocation Period, is less than the total number of New Shares, the Joint Bookrunners commit: (i) to pre-fund payment for one hundred percent (100%) of the Discretionary Shares placed by the Joint Bookrunners during the Discretionary Allocation Period; and (ii) to subscribe and pay for, on their own behalf, unplaced Discretionary Shares in proportion to their respective underwriting commitment set forth above; or

(c) In the event that the Joint Global Coordinators following consultation with BBVA shall have determined not to commence the Discretionary Shares Allocation Period, the Joint Bookrunners undertake to subscribe and pay, in their own name, at the Subscription Price, all of the Discretionary Shares in proportion to their respective underwriting commitment set forth above.

The obligations (including the underwriting commitment) assumed by the Joint Bookrunners are several in nature. Without prejudice to the foregoing, in the event of default by any Joint Bookrunner, the obligations of the other Joint Bookrunners may be increased.

	Per
Fees	New Share	Total

Underwriting commission	€0.1283	€96,135,408

The total underwriting commission to be paid to the Joint Bookrunners by BBVA may amount to a maximum of 1.90% of the aggregate subscription price for the New Shares, and is comprised of (i) an underwriting and selling fee of 1.75% of such aggregate subscription price, which will be paid to the Joint Bookrunners in proportion to each Joint Bookrunner’s respective underwriting commitment, and (ii) a management fee of up to 0.15% of such aggregate subscription price, of which (x) 0.05% shall be paid equally to the Joint Global Coordinators (other than BBVA) in proportion to their respective underwriting commitment, and (y) up to 0.10% may, in BBVA’s sole discretion, be paid to one or more of the Joint Global Coordinators (other than BBVA).

As a result of subscribing for and reselling New Shares, the Joint Bookrunners may realize profits or losses independent of any fees and commissions paid by BBVA. Any fees, discounts or commissions received by them and profit on the resale of New Shares by them, may be deemed to be underwriting discounts or commissions under the Securities Act.

Termination of the Underwriting and Distribution Agreement

The Underwriting Agreement provides that the underwriting and pre-funding obligations of the Joint Bookrunners are subject to certain customary conditions. In addition, the Underwriting Agreement may be terminated by BBVA at any time or by decision of a majority of the Joint Bookrunners in certain circumstances, including upon the occurrence of, among other things, an event of force majeure. If the Underwriting Agreement is terminated, the Joint Bookrunners’ underwriting and pre-funding obligations will be deemed revoked and terminated. If the amount of New Shares acquired by Shareholders of Record and by Investors in the Preemptive Subscription Period and in the Additional Shares Allocation Period, plus subscription proposals, if any, submitted by investors during the Discretionary Shares Allocation Period who have placed subscription proposals for New Shares notwithstanding the termination of the Underwriting Agreement, is not sufficient to cover all of the New Shares subject to the Capital Increase, the Board of Directors (or, by substitution, the Executive Committee or any representative duly appointed by a resolution of the Board of Directors) of BBVA will declare the subscription incomplete, and the capital will be increased in the amount of the subscriptions made.

Lock-Up

BBVA has agreed, subject to certain exceptions, including for ordinary course activities that form part of the liquidity, treasury, market making or other securities and banking activities of BBVA, that for a period of 90 days following the date of the admission to trading of the New Shares on the Spanish Stock Exchanges, that it will not issue, offer, sell, agree to issue or sell or, in any other way, directly or indirectly dispose of, or perform any transaction that might have an economic effect similar to the issuance or sale, or the announcement of the issuance or sale, of shares of BBVA, securities that are convertible or exchangeable into shares of BBVA, warrants, or any other instruments that might give the right to subscribe or acquire shares of BBVA, including by means of derivative transactions, without the prior consent of the Joint Global Coordinators.

Indemnification

We have agreed to indemnify the Joint Bookrunners against certain liabilities, including liabilities under the Securities Act.

Other Commitments

Banco Bilbao Vizcaya Argentaria, S.A. will act as Agent and Joint Global Coordinator. Banco Bilbao Vizcaya Argentaria, S.A., in its capacity as Agent and Joint Global Coordinator, will not engage in any activities in the United States in connection with the Offer.

The Joint Bookrunners and their affiliates may provide from time to time various investment banking and commercial banking services to us and our affiliates, and own share capital of BBVA. In particular, Morgan Stanley & Co. Limited, an affiliate of Morgan Stanley & Co. International plc, is acting as financial advisor to BBVA in the acquisition of a 24.89% interest in Garanti, and the shareholders’ agreement with Doǧuş, one of Garanti’s significant shareholders. See “Summary — Recent Developments — Acquisition of shareholding in Türkiye Garanti Bankası A.Ş.” Morgan Stanley & Co. Limited may earn advisory fees in connection therewith.

In addition, an affiliate of J.P. Morgan Securities Ltd., is acting as financial advisor to General Electric Capital Corporation in connection with the sale by its subsidiary of its stake in Garanti (including a 18.6% interest in Garanti to BBVA). See “Summary — Recent Developments — Acquisition of shareholding in Türkiye Garanti Bankası A.Ş.” This affiliate may earn advisory fees in connection therewith.

Selling Restrictions

No action has been taken by the Joint Bookrunners or BBVA that would permit, other than the offering of Discretionary Shares described herein, an offer of Discretionary Shares or possession or distribution of this prospectus or any other offering material in any jurisdiction where, according to the laws of such jurisdiction, registration or approval for that purpose is required.

The distribution of this prospectus and the offer of Discretionary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Offers and sales of New Shares outside the United States will be made in accordance with Regulations S.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive” (as defined below) (each, a “Relevant Member State”) each Joint Bookrunner has severally represented, warranted and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer to the public of any New Shares which are the subject of the Offer contemplated by this prospectus in that Relevant Member State except that it may make an offer to the public in that Relevant Member State of any New Shares under the following exemptions at any time under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the consent of the representatives of the Joint Bookrunners for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Shares shall result in a requirement for the publication by BBVA of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Discretionary Shares under, the Offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each Joint Bookrunner and BBVA that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(c) of the Prospectus Directive; and

•	in the case of any Discretionary Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Discretionary Shares acquired by it in the Offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of BBVA has been given to the Offer or resale; or (ii) where Discretionary Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Discretionary Shares to it is not treated under the Prospectus Directive as having been made to such persons.

The expression an “offer to the public” in relation to any New Shares in any Relevant Member State means the communication to persons in any form and by any means of sufficient information on the terms of the offer and the New Shares to be offered so as to enable an investor to decide to purchase any New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is being distributed only to and directed only at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order and (iii) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on by any person who is not a relevant person. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

The New Shares may not be offered or sold to any person in the United Kingdom by means of this prospectus prior to receipt of confirmation from the United Kingdom Financial Services Authority (“FSA”) that the Spanish prospectus has been passported into the United Kingdom in accordance with section 87H of the Financial Services and Markets Act 2000 (the “FSMA”), except persons who come within the definition of “qualified investors” as defined in the Prospectus Directive, or otherwise in circumstances in which there is an exemption under the Prospectus Directive and/or applicable implementing legislation or regulations from the obligation to make available to the public an approved prospectus prior to the making of such offer and in any event will observe the selling restrictions set out in the Spanish prospectus regarding the New Shares.

Mexico

The Discretionary Shares may not be offered and sold to persons in Mexico, except in circumstances in which there is an exemption under the applicable legislation or regulations from the obligation to make available to the public an approved prospectus prior to the making of such offer.

Switzerland

The New Shares, including the rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this prospectus nor any other offering material relating to the New Shares may be distributed, or otherwise made available in connection with any such offering or sale. The New Shares may only be offered or sold and this prospectus may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

Australia

This prospectus does not constitute a disclosure document for the purposes of Australian law on the basis that any offer of securities made in Australia under this prospectus is only made to exempt “professional investors” in accordance with section 708(11) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”). Accordingly, any offer of securities contained in this prospectus is void and incapable of acceptance to the extent that any offer to an investor would require a disclosure document for the purpose of Part 6D of the Corporations Act. Each investor warrants that, if it accepts any offer contained in this prospectus, it is an exempt professional investor for the purposes of section 708(11) of the Corporations Act and that it will not offer any of the New Shares obtained by it for resale within Australia within 12 months of them being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Japan

The New Shares have not been and will not be registered under the Financial Investments and Exchange Law of Japan, as amended, and the Joint Bookrunners have agreed not to offer or sell, directly or indirectly, any New Shares in Japan or to, or for the benefit of, any resident thereof, except pursuant to an exemption from the registration requirements of the Financial Investments and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. For purposes hereof, “resident of Japan” means any person resident in Japan including any corporation or other entity organized under the laws of Japan.

DESCRIPTION OF BBVA ORDINARY SHARES

For a description of BBVA’s ordinary shares, see “Description of BBVA Ordinary Shares” in the accompanying prospectus. References in the accompanying prospectus to the “Spanish Corporation Law” will be deemed to have been made to the Spanish Companies Act (Ley de Sociedades de Capital), approved by Royal Legislative Decree 1/2010 of July 2. In particular, references to Article 169 of the Spanish Corporation Law, shall be deemed to have been made to Section 308 of the Spanish Companies Act (Ley de Sociedades de Capital).

LEGAL MATTERS

The validity of the securities and other matters governed by Spanish law will be passed upon for us by J&A Garrigues, S.L.P. Certain matters of U.S. federal and New York law in connection with the Offer will be passed upon for us by Davis Polk & Wardwell LLP, Madrid, Spain. The Joint Bookrunners have been advised as to certain matters relating to the Offer by Linklaters, S.L.P., as to matters of Spanish law, and by Sidley Austin LLP, as to matters of U.S. federal, New York law and English law.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement from BBVA’s 2009 Form 20-F have been audited by Deloitte, S.L., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion and includes an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) on the consolidated financial statements of BBVA and its subsidiaries (the “BBVA Group”) and includes an explanatory paragraph stating that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 vary in certain significant respects from U.S. GAAP and that the information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements of the BBVA Group and (2) express an unqualified opinion on the effectiveness of the BBVA Group’s internal control over financial reporting for the year ended December 31, 2009), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Banco Bilbao Vizcaya Argentaria, S.A.

Ordinary Shares

American Depositary Shares, each representing one Ordinary Share
Rights to Subscribe for Ordinary Shares
BBVA International Preferred, S.A. Unipersonal

Preferred Securities
Fully, irrevocably and unconditionally guaranteed, on a subordinated basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.
BBVA U.S. Senior, S.A. Unipersonal

Senior Debt Securities
Fully, irrevocably and unconditionally guaranteed, on a senior basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.

BBVA Subordinated Capital, S.A. Unipersonal

Subordinated Debt Securities
Fully, irrevocably and unconditionally guaranteed, on a subordinated basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.

Banco Bilbao Vizcaya Argentaria, S.A. may offer from time to time ordinary shares, American Depositary Shares (each representing one ordinary share, commonly referred to as ADSs) or rights to subscribe for ordinary shares (including in the form of ADSs), in one or more offerings.

BBVA International Preferred, S.A. Unipersonal may offer from time to time preferred securities in one or more offerings. The preferred securities will be fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.

BBVA U.S. Senior, S.A. Unipersonal may offer from time to time senior debt securities in one or more offerings. The senior debt securities will be fully, irrevocably and unconditionally guaranteed on a senior basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.

BBVA Subordinated Capital, S.A. Unipersonal may offer from time to time subordinated debt securities in one or more offerings. The subordinated debt securities will be fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by Banco Bilbao Vizcaya Argentaria, S.A.

This prospectus describes the general terms of these securities and the general manner in which we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and BBVA Subordinated Capital, S.A. Unipersonal will offer these securities. The specific terms of any securities we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal or BBVA Subordinated Capital, S.A. Unipersonal offer will be included in a supplement to this prospectus. The applicable prospectus supplement will also describe the specific manner in which we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal or BBVA Subordinated Capital, S.A. Unipersonal will offer the securities. Such supplements may also add to, update, supplement or clarify information contained in the prospectus. We will not use this prospectus to issue any securities unless it is attached to a prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a delayed or continuous basis. We will indicate the names of any underwriters in the applicable prospectus supplement.

Our ordinary shares are listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) and quoted on the Automated Quotation System of the Spanish Stock Exchanges (the “Automated Quotation System”) as well as quoted on SEAQ International in London. Our ordinary shares are also listed on the London and Mexico stock exchanges. Our ordinary shares in the form of ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges. If we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal or BBVA Subordinated Capital, S.A. Unipersonal decide to list any of the other securities on a national securities exchange upon issuance, the applicable prospectus supplement to this prospectus will identify the exchange and the date when we expect trading to begin.

Investing in our, BBVA International Preferred, S.A. Unipersonal’s, BBVA U.S. Senior, S.A. Unipersonal’s and BBVA Subordinated Capital, S.A. Unipersonal’s securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the Kingdom of Spain, the United States or any other jurisdiction.

The date of this prospectus is June 28, 2010.

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal, nor BBVA Subordinated Capital, S.A. Unipersonal, nor any underwriter has authorized anyone to provide you with different information. Neither we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal, BBVA Subordinated Capital, S.A. Unipersonal, nor any underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of registration statements that we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and BBVA Subordinated Capital, S.A. Unipersonal filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf registration process, we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and/or BBVA Subordinated Capital, S.A. Unipersonal may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal, and BBVA Subordinated Capital, S.A. Unipersonal, may offer. Each time we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal, or BBVA Subordinated Capital, S.A. Unipersonal, sell securities, we, BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal, and/or BBVA Subordinated Capital, S.A. Unipersonal, as the case may be, will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If a prospectus supplement is inconsistent with this prospectus, the terms of the prospectus supplement will control. Therefore, the statements made in this prospectus may not be the terms that apply to the securities you purchase. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Incorporation of Documents by Reference.”

In this prospectus, the terms “we”, “us”, “our”, “Bank”, “BBVA”, and “Guarantor” refer to Banco Bilbao Vizcaya Argentaria, S.A., unless otherwise indicated or the context otherwise requires. “BBVA Group” refers to Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

The terms “subsidiary issuer”, “subsidiary issuers”, “issuer” and “issuers” refer to BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and BBVA Subordinated Capital, S.A. Unipersonal or to any one of them. Banco Bilbao Vizcaya Argentaria, S.A. has guaranteed securities previously issued by BBVA International Preferred, S.A. Unipersonal, BBVA U.S. Senior, S.A. Unipersonal and BBVA Subordinated Capital, S.A. Unipersonal and will fully, irrevocably and unconditionally guarantee any securities issued by them pursuant to this prospectus.

The term “BBVA International Preferred” refers to BBVA International Preferred, S.A. Unipersonal; the term “BBVA U.S. Senior” refers to BBVA U.S. Senior, S.A. Unipersonal; and the term “BBVA Subordinated Capital” refers to BBVA Subordinated Capital, S.A. Unipersonal. Each of BBVA International Preferred, BBVA U.S. Senior and BBVA Subordinated Capital is also referred to as a “subsidiary issuer” and they are collectively referred to as “subsidiary issuers”.

All references to the “shares” are to the ordinary shares of BBVA, par value €0.49 per share; all references to the “ADSs” are to the American Depositary Shares of BBVA, each representing one share; all references to the “ADRs” are to the American Depositary Receipts of BBVA, each representing one ADS; all references to the “rights” are to the rights to subscribe for our ordinary shares (including in the form of ADSs); all references to the “preferred securities” are to the preferred securities of BBVA International Preferred; all references to the “senior notes” are to the senior debt securities of BBVA U.S. Senior; and all reference to the “subordinated notes” are to the subordinated debt securities of BBVA Subordinated Capital. References to the “notes” are to the senior notes and the subordinated notes, collectively. All references to a “preferred security guarantee” are to a guarantee by the Guarantor of a preferred security; all references to a “senior guarantee” are to a guarantee by the Guarantor of a senior note; all references to a “subordinated guarantee” are to a guarantee by the Guarantor of a subordinated note; and all references to the “notes guarantees” are to the senior guarantees and the subordinated guarantees, collectively. All references to the “securities” are to the shares, rights, ADSs, the preferred securities, the notes, the preferred securities guarantee and the notes guarantees, collectively.

All references to “Spain” refer to the Kingdom of Spain.

In this prospectus and any prospectus supplement, “$”, “US$”, “U.S. dollars” and “dollars” refer to United States dollars; “€” and “euro” refer to euro; “£” refers to pounds sterling and ‘‘¥” refers to Japanese yen.

WHERE YOU CAN FIND MORE INFORMATION

Ongoing Reporting

We file annual reports on Form 20-F with, and furnish other reports and information on Form 6-K to, the SEC. You may read and copy any document we file with, or furnish to, the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at +1-800-SEC-0330 for more information about the SEC’s Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains in electronic form the reports and other information that we have electronically filed with, or furnished to, the SEC. You may also read this material at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. In addition, the securities may specify that certain documents are available for inspection at the office of the trustee, a paying agent or the ADR depositary, as the case may be.

INCORPORATION OF DOCUMENTS BY REFERENCE

The rules of the SEC allow us and the subsidiary issuers to “incorporate by reference” the information we file with, or furnish to, the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we and the subsidiary issuers can disclose important information to you by referring you to those documents; and

•	information that we file with, or furnish to, the SEC in the future and incorporate by reference in this prospectus will automatically update and supersede information in this prospectus and information previously incorporated by reference in this prospectus.

We and the subsidiary issuers incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on March 26, 2010;

•	our report on Form 6-K as furnished to the SEC on June 24, 2010 (the “March 31, 2010 Form 6-K”); and

•	any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, as well as any report on Form 6-K furnished to the SEC to the extent the Form 6-K expressly states that it is being incorporated by reference herein, on or after the date of this prospectus and prior to the termination of the relevant offering under this prospectus.

You may request, at no cost to you, a copy of these documents (other than exhibits not specifically incorporated by reference) by writing or telephoning us at the following address or telephone number:

Banco Bilbao Vizcaya Argentaria, S.A.
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Attention: Investor Relations
+1-212-728-1660

FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We also may make forward-looking statements in our other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this prospectus and certain documents incorporated by reference into this prospectus include forward-looking statements relating but not limited to management objectives, the implementation of our strategic initiatives, trends in results of operations, margins, costs, return on equity and risk management, including our potential exposure to various types of risk such as market risk, interest rate risk, currency risk and equity risk. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2009 Form 20-F. Other factors could also adversely affect our and the subsidiary issuers’ results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in the Items in our 2009 Form 20-F listed above to be a complete set of all potential risks or uncertainties. Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, the United States and Mexico;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

The forward-looking statements made in this prospectus speak only as of the date of this prospectus. Neither we nor any of the subsidiary issuers intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this prospectus, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures or to reflect the occurrence of unanticipated events, and neither we nor any of the subsidiary issuers assume any responsibility to do so. You should, however, consult any further disclosures of a forward-looking nature we may make in our other documents filed with, or furnished to, the SEC that are incorporated by reference into this prospectus.

RISK FACTORS

You should carefully consider the risk factors contained in the applicable prospectus supplement and the documents incorporated by reference into this prospectus, including, but not limited to, those risks factors in “Item 3. Key Information — Risk Factors” in our 2009 Form 20-F when deciding whether to invest in the securities being offered pursuant to this prospectus. In addition, investing in the securities involves risks. Any of the risks described in the applicable prospectus supplement or in our 2009 Form 20-F, if they actually occur, could materially and adversely affect our and/or any of the subsidiary issuers’ business, results of operations, prospects and financial condition and the value of your investments.

THE BBVA GROUP

BBVA is a highly diversified financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. BBVA’s predecessor bank, Banco Bilbao Vizcaya, referred to as “BBV”, was incorporated in Spain on October 1, 1988. BBVA was formed as the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A. into BBV that was approved by the shareholders of each institution on December 18, 1999 and registered on January 28, 2000. Additionally, BBVA maintains business activity in other sectors, such as the insurance, real estate and operational leasing sectors as well as other business activities. It also has a portfolio of investments in some of Spain’s leading companies. BBVA, which operates in over 30 countries, is based in Spain and has substantial banking interests in Latin America, the United States, Europe and Asia. The BBVA group had consolidated assets of €553,922 million at March 31, 2010 and net income attributed to parent company of €1,240 million for the three months ended March 31, 2010.

Additional information about BBVA and its subsidiaries is included in the 2009 Form 20-F and the March 31, 2010 Form 6-K, which are incorporated by reference in this document.

BBVA’s principal executive offices are located at Paseo de la Castellana, 81, 28046 Madrid, Spain, and its telephone number at that location is +34-91-537-7000.

THE SUBSIDIARY ISSUERS

BBVA International Preferred

BBVA International Preferred was incorporated by a public deed executed on June 30, 2005, and registered in the Mercantile Registry of Vizcaya on July 8, 2005 as a company with unlimited duration and with limited liability under the laws of Spain (sociedad anónima). The registered office of BBVA International Preferred is located at Gran Vía, 1, 48001 Bilbao, Spain, and its principal office is located at Paseo de la Castellana, 81, 28046 Madrid, Spain, with telephone number +34-91-537-7000 or +34-91-374-6000.

As of the date of this prospectus, BBVA International Preferred has issued the following:

Series	Description	Issue Date	Issue Amount	Outstanding Amount

A	Step-Up Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities of €50,000 liquidation preference	September 22, 2005	€550,000,000	€85,550,000
B	Step-Up Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities of €50,000 liquidation preference	September 20, 2006	€500,000,000	€164,350,000
C	Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities of $1,000 liquidation preference	April 18, 2007	$600,000,000	$600,000,000
D	Non-Step-Up Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities of £50,000 liquidation preference	July 19, 2007	£400,000,000	£31,200,000
E	Non-Step-Up Fixed/Floating Non-Cumulative Perpetual Guaranteed Preferred Securities of €50,000 liquidation preference	October 21, 2009	€644,650,000	€644,650,000
F	Non-Step-Up Fixed/Floating Perpetual Guaranteed Preferred Securities of £50,000 liquidation preference	October 21, 2009	£251,050,000	£251,050,000

The authorized share capital of BBVA International Preferred is €60,102 divided into 10,017 ordinary shares, each with a par value of €6. The subscribed and fully paid up share capital is €60,102.

All of the ordinary shares of BBVA International Preferred are owned, directly or indirectly, by us. BBVA International Preferred has no subsidiaries. BBVA International Preferred exists for the purpose of issuing preferred securities, the proceeds of which, in accordance with Spanish law, will be deposited with us.

BBVA U.S. Senior

BBVA U.S. Senior was incorporated by a public deed executed on February 22, 2006 and registered in the Mercantile Registry of Vizcaya on February 28, 2006 as a company with unlimited duration and with limited liability under the laws of Spain (sociedad anónima). The registered office of BBVA U.S. Senior is located at Gran Vía, 1, 48001 Bilbao, Spain, and its principal office is located at Paseo de la Castellana, 81, 28046 Madrid, Spain, and its telephone number is +34-91-537-7000 or +34-91-374-6000.

As of the date of this prospectus, BBVA U.S. Senior has issued the following:

Description	Issue Date	Issue Amount	Outstanding Amount

Floating Rate Notes due 2013	November 12, 2009	$200,000,000	$200,000,000
Floating Rate Notes due 2011	November 24, 2009	€1,000,000,000	€1,000,000,000

The authorized share capital of BBVA U.S. Senior is €60,102 divided into 10,017 ordinary shares, each with a par value of €6. The subscribed and fully paid up share capital is €60,102.

All of the ordinary shares of BBVA U.S. Senior are owned, directly or indirectly, by us. BBVA U.S. Senior exists for the purpose of issuing debt securities, the proceeds of which, in accordance with Spanish law, will be deposited with us. BBVA U.S. Senior does not have any subsidiaries.

BBVA Subordinated Capital

BBVA Subordinated Capital was incorporated by a public deed executed on October 29, 2004 and registered in the Mercantile Registry of Vizcaya on November 3, 2004 as a company with unlimited duration and with limited liability under the laws of Spain (sociedad anónima). The registered office of BBVA Subordinated Capital is located at Gran Vía, 1, 48001 Bilbao, Spain, and its principal office is located at Paseo de la Castellana, 81, 28046 Madrid, Spain, and its telephone number is +34-91-537-7000 or +34-91-374-6000.

As of the date of this prospectus, BBVA Subordinated Capital has issued the following:

Description	Issue Date	Issue Amount	Outstanding Amount

Floating Rate Subordinated Callable Step-Up Notes due 2017	May 23, 2005	€500,000,000	€458,600,000
Floating Rate Subordinated Callable Step-Up Notes due 2020	October 13, 2005	€150,000,000	€129,700,000
Floating Rate Subordinated Callable Step-Up Notes due 2017	October 20, 2005	€250,000,000	€231,150,000
Fixed Rate Subordinated Notes due 2035	October 21, 2005	¥20,000,000,000	¥20,000,000,000
Floating Rate Subordinated Callable Step-Up Notes due 2015	October 21, 2005	£300,000,000	£245,700,000
Floating Rate Subordinated Callable Step-Up Notes due 2016	March 31, 2006	£300,000,000	£288,650,000
Floating Rate Subordinated Callable Step-Up Notes due 2016	October 23, 2006	€1,000,000,000	€900,000,000
Floating Rate Subordinated Callable Step-Up Notes due 2018	March 9, 2007	£250,000,000	£250,000,000
Floating Rate Subordinated Callable Step-Up Notes due 2017	April 3, 2007	€750,000,000	€699,500,000
Subordinated Linked Notes due 2022	April 4, 2007	€100,000,000	€100,000,000
Fixed Rate to Inflation Linked Subordinated Notes due 2023	May 19, 2008	€50,000,000	€50,000,000
Fixed Rate Subordinated Notes due 2018	July 22, 2008	€20,000,000	€20,000,000

The authorized share capital of BBVA Subordinated Capital is €60,102 divided into 10,017 ordinary shares, each with a par value of €6. The subscribed and fully paid up share capital is €60,102.

All of the ordinary shares of BBVA Subordinated Capital are owned, directly or indirectly, by us. BBVA Subordinated Capital exists for the purpose of issuing debt securities, the proceeds of which, in accordance with Spanish law, will be deposited with us. BBVA Subordinated Capital does not have any subsidiaries.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth BBVA’s consolidated ratio of earnings to fixed charges and preference dividends, using financial information compiled in accordance with International Financial Reporting Standards adopted by the EU (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (“Circular 4/2004”), for the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	Three Months Ended
	March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

EU-IFRS(1)
Ratio of earnings to fixed charges and preference dividends
Including interest on deposits	2.00	1.57	1.40	1.54	1.64	1.64
Excluding interest on deposits	2.62	2.04	1.82	2.06	2.27	2.27

(1)	EU-IFRS required to be applied under Circular 4/2004.

USE OF PROCEEDS

The net proceeds from each issue of securities will, in accordance with Law 13/1985 of May 25, 1985, be deposited on a permanent basis with the Guarantor and will be used for the Group’s general corporate purposes. If, in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable prospectus supplement.

CONSOLIDATED CAPITALIZATION AND INDEBTEDNESS OF THE BBVA GROUP

The following table sets forth the capitalization and indebtedness of the BBVA Group on an unaudited consolidated basis in accordance with EU-IFRS required to be applied under Circular 4/2004 as of April 30, 2010.

As of
April 30, 2010
(Millions of euros)
(Unaudited)

Outstanding indebtedness(1)
Short-term indebtedness(2)	44,085
Long-term indebtedness	75,599
Of which: Preferred securities(3)	5,255

Total indebtedness(4)	119,684

Stockholders’ equity
Ordinary shares, nominal value €0.49 each	1,837
Ordinary shares held by consolidated companies	447
Reserves	27,134
Dividends	—
Valuation adjustments	528
Net income attributed to the BBVA Group(5)	1,730
Total shareholders’ equity	31,675
Minority interest	1,279

Total capitalization and indebtedness	152,638

(1)	No third party has guaranteed any of the debt of the BBVA Group.

(2)	Includes all outstanding promissory notes and bonds, debentures and subordinated debt (including preferred securities) with a remaining maturity of up to one year as of April 30, 2010.

(3)	Under EU-IFRS required to be applied under Circular 4/2004, preferred securities, such as the preferred securities described in this prospectus, are accounted for as subordinated debt. Nonetheless, for Bank of Spain regulatory capital purposes, such preferred securities are treated as Tier 1 capital instruments.

(4)	35% of the BBVA Group’s indebtedness was secured as of April 30, 2010.

(5)	For the period from January 1, 2010 to April 30, 2010.

DESCRIPTION OF BBVA ORDINARY SHARES

The following summary describes all material considerations concerning the capital stock of BBVA and briefly describes all material provisions of BBVA’s bylaws (estatutos) and relevant Spanish law. A copy of BBVA’s bylaws is incorporated by reference and will be furnished to investors upon request.

General

As of March 31, 2010, BBVA’s paid in share capital was €1,836,504,869.29, represented by a single class of 3,747,969,121 BBVA ordinary shares with a nominal value of €0.49 each.

Non-residents of Spain may hold and vote ordinary shares subject to the general restrictions set forth below.

Attendance and Voting at Shareholders’ Meetings

Each BBVA ordinary share entitles the shareholder to one vote. Any BBVA ordinary share may be voted by written proxy. Proxies may be given only to another shareholder. Proxies are valid for ordinary and extraordinary general shareholders’ meetings. A single shareholder may not be represented at a general shareholders’ meeting by more than one shareholder.

Shareholders’ meetings

Pursuant to BBVA’s bylaws and to the Spanish Corporation Law (Ley de Sociedades Anónimas), general meetings of shareholders of BBVA may be ordinary or extraordinary.

Pursuant to the Spanish Corporation Law, ordinary general shareholders’ meetings shall necessarily be held within the first six months of each financial year, at which shareholders are requested to approve the annual accounts of the previous fiscal year, the management by BBVA Board of Directors of BBVA for the previous fiscal year and the application of BBVA’s net income or loss. Other matters may also be voted on by shareholders during the ordinary general shareholders’ meetings if such items are included on the agenda. Any other meetings of shareholders are considered to be extraordinary general shareholders’ meetings. Extraordinary general shareholders’ meetings may be called from time to time by the BBVA Board of Directors at its discretion. The BBVA Board of Directors must call extraordinary general shareholders’ meetings if so requested by shareholders representing at least five percent of BBVA’s share capital.

At ordinary general shareholders’ meetings, shareholders are requested to approve the BBVA Board of Directors’ management of BBVA for the previous fiscal year, the annual accounts of the previous fiscal year and the application of the company’s net income or loss. All other matters may be addressed at extraordinary general shareholders’ meetings called for such purpose. Such other matters can also be voted in ordinary general shareholders’ meetings if such items are included on the agenda.

A universal shareholders’ meeting, at which 100% of the share capital is present or duly represented, is considered valid even if no notice of such meeting was given, and, with unanimous agreement, shareholders may consider any matter at such a meeting.

Convening notice

Notices of all BBVA general shareholders’ meetings must be published in the Official Gazette of the Commercial Registry (Boletín Oficial del Registro Mercantil) and in a widely circulated newspaper in Vizcaya, the Spanish province where the registered office of BBVA is located, at least one month prior to the date of the meeting. The notice must indicate the date of the meeting on the first convening and all the matters to be considered at the meeting, along with other information required by the Spanish Corporation Law. The notice may also include the date on which the meeting should be held on the second convening. At least twenty-four hours should be allowed to elapse between the first and the second meeting.

Place of meeting

General meetings must be held in Bilbao, Spain, where BBVA has its registered office, on the date indicated in the convening notice.

Right of attendance

The owners of five hundred or more BBVA ordinary shares which are duly registered in the book-entry record for BBVA ordinary shares at least five days prior to the general shareholders’ meeting are entitled to attend. The holders of fewer than five hundred BBVA ordinary shares may aggregate their shares by proxy to represent at least five hundred BBVA ordinary shares and appoint a member of the group as their representative at the meeting.

Quorums

Under BBVA’s bylaws and the Spanish Corporation Law, general shareholders’ meetings will be duly constituted on the first convening if BBVA shareholders holding at least 25% of the share capital are present or represented by proxy. On the second convening of a general shareholders’ meeting, there is no quorum requirement.

Notwithstanding the above, certain special events require a quorum of shareholders, present or represented by proxy, holding at least 50% of the share capital on first convening of the general shareholders’ meeting and no less than 25% of the share capital on the second convening of the general shareholders’ meeting. Those special events include: (i) increases or decreases in capital; (ii) in general, any modification of the bylaws; (iii) issuances of bonds; (iv) limitations of the preemptive rights to subscribe for new shares; (v) transformations, mergers, spin-offs and assignments of assets and liabilities; and (iv) the transfer of the registered office abroad. If at the second convening of the general shareholders’ meeting the shareholders present or represented by proxy constitute less than 50% of the share capital, resolutions regarding such matters will be adopted with the approval of two-thirds of the share capital present or represented by proxy at such meeting.

BBVA’s bylaws also require the presence, in person or represented by proxy, of two-thirds of the share capital on first convening or 60% of the share capital on the second convening, at general shareholders’ meetings in order to adopt resolutions that concern: (i) amendment of the corporate purpose; (ii) transformation of BBVA’s legal status; (iii) a full spin-off; (iv) dissolution of BBVA; or (v) amendment of the second paragraph of article 25 of BBVA’s bylaws, which establishes this stricter quorum requirement.

Adoption of resolutions

Subject to the higher vote requirements described in the previous paragraphs, the adoption of resolutions requires a majority vote at the general shareholders’ meeting.

Validly adopted resolutions are binding on all the shareholders, including those who were absent, dissented or abstained from voting.

Any resolution adopted at the general shareholders’ meeting that is contrary to Spanish law can be contested by any shareholder. Resolutions adopted at the general shareholders’ meeting that are contrary to BBVA’s bylaws, or that are harmful to BBVA’s interests and to the benefit of one or more shareholders or third parties, can be contested by the shareholders who attend the meeting and record their opposition to the resolution in the minutes of the meeting, by shareholders who were absent or by shareholders unlawfully prevented from voting at the meeting.

Under the Spanish Corporation Law, in the event of a vacancy on the BBVA Board of Directors, a shareholder or group of shareholders that owns an aggregate number of BBVA ordinary shares equal to or greater than the result of dividing the total capital stock by the number of directors on the BBVA Board of Directors, has the right to appoint a corresponding proportion of the directors (rounded downward to the nearest whole number) to the Board of Directors. Shareholders who exercise this right may not vote on the appointment of other directors to the BBVA Board of Directors.

Preemptive Rights

Pursuant to the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new BBVA ordinary shares (except where the new BBVA ordinary shares are issued pursuant to the conversion of convertible bonds, the absorption of another company, or the acquisition of part of the net assets of another company by means of a spin-off) and for bonds issued which are convertible into BBVA ordinary shares. These preemptive rights may be abolished in certain circumstances by shareholder vote in accordance with Article 159 of the Spanish Corporation Law.

Form and Transfer

BBVA ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise their rights as shareholders, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. Iberclear, which manages the clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry of BBVA ordinary shares reflecting the number of BBVA ordinary shares held by each of its participant entities (entidades participantes) as well as the number of such shares held by beneficial owners. Each participant entity in turn maintains a register of the owners of such shares.

Transfers of BBVA ordinary shares quoted on the Spanish Stock Exchanges must be made by book-entry registry or delivery of evidence of title to the buyer, through or with the participation of a member of the Spanish

Stock Exchanges that is an authorized broker or dealer. Transfers of BBVA ordinary shares may also be subject to certain fees and expenses.

Reporting Requirements

As BBVA ordinary shares are listed on the Spanish Stock Exchanges, the acquisition or disposition of BBVA ordinary shares must be reported within four business days of the acquisition or disposition to BBVA, the Comisión Nacional del Mercado de Valores (“CNMV”), the relevant Spanish Stock Exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

•	in the case of an acquisition, the acquisition results in that person or group holding 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of BBVA’s share capital; or

•	in the case of a disposal, the disposition reduces shares held by a person or group below a threshold of 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of BBVA’s share capital.

Each member of the BBVA Board of Directors must report to BBVA, the CNMV and the relevant Spanish Stock Exchanges, shares and stock options held at the time such director joined the Board of Directors. Furthermore, each member of the BBVA Board of Directors must similarly report any acquisition or disposition, regardless of size, of BBVA shares or stock options within five business days of such acquisition or disposition.

Additional disclosure obligations apply to voting agreements and to purchasers in jurisdictions designated as tax havens or lacking adequate supervision, where the threshold for such disclosure obligation is reduced to 1% (or successive multiples of 1%).

Change of Control Provisions

Certain antitrust regulations may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. In Spain, the application of both Spanish and European antitrust regulations requires that prior notice of domestic or crossborder merger transactions be given in order to obtain a “non-opposition” ruling from antitrust authorities.

Spanish regulation of takeover bids may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. Spanish regulation of takeover bids set forth in Law 6/2007 and Royal Decree 1066/2007 introduces significant amendments to the Spanish rules governing takeover bids. In particular:

•	a bidder must make a tender offer in respect of 100% of the issued share capital of a target company if:

•	it acquires an interest in shares which (taken together with shares in which persons acting in concert with it are interested) carry 30% or more of the voting rights of the target company;

•	it acquires an interest in shares which (taken together with shares in which persons acting in concert with it are interested) carry less than 30% of the voting rights but enable the bidder to appoint a majority of the members of the target company’s board of directors;

•	it held 30% or more but less than 50% of the voting rights of the target company on the date the law came into force, and subsequently;

•	acquires, within 12 months, an additional interest in shares which carries 5% or more of such voting rights;

•	acquires an additional interest in shares so that the bidder’s aggregate interest carries 50% or more of such voting rights; or

•	acquires an additional interest in shares which enables the bidder to appoint a majority of the members of the target company’s board of directors;

•	if a bidder’s actions do not fall into the categories described above, such acquisition may qualify as an “a priori” or partial tender offer (i.e., in respect of less than 100% of the issued share capital of a target company), in which case such bidder would not be required to make a tender offer in respect of 100% of the issued share capital of a target company;

•	the board of directors of a target company is exempt from the rule prohibiting certain board interference with a tender offer (the “passivity rule”), provided that (i) it has been authorized by the general shareholders’ meeting to take action or enter into a transaction which could disrupt the offer, or (ii) it has been released from the passivity rule by the general shareholders’ meeting vis-à-vis bidders whose boards of directors are not subject to an equivalent passivity rule;

•	defensive measures included in a listed company’s bylaws and transfer and voting restrictions included in agreements among a listed company’s shareholders will remain in place whenever the company is the target of a tender offer unless the general shareholders’ meeting resolves otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected may be entitled to compensation); and

•	if, as a result of a tender offer in respect of 100% of the issued share capital of a target company, the bidder acquires an interest in shares representing at least 90% of the voting rights of the target company or the offer has been accepted by investors representing at least 90% of the voting rights of the target company (provided such voting rights are distinct from those already held by the bidder), the bidder may force the holders of the remaining share capital of the company to sell their shares. The minority holders shall also have the right to force the bidder to acquire their shares under these same circumstances.

As further described below in “— Restrictions on Acquisitions of BBVA Ordinary Shares”, since BBVA is a credit entity, it is necessary to obtain approval from the Bank of Spain in order to acquire a number of shares considered to be a significant participation by Law 26/1988, of July 29, 1998 as amended by Act 5/2009 of June 29. Also, any agreement that contemplates BBVA’s merger with another credit entity will require the authorization of the Spanish Ministry of Economy and the Treasury. This could also delay, defer or prevent a change of control of BBVA or any of its subsidiaries that are credit entities in the event of a merger.

Exchange Controls

In 1991, Spain adopted the EU standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished and foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes.

Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, de 1 de julio) and Royal Decree 664/1999 (Real Decreto 664/1999, de 23 de abril), foreign investors may freely invest in shares of Spanish companies, except in the case of certain strategic industries.

Shares in Spanish companies held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. In addition, when a foreign investor acquires shares in a company that is subject to the reporting requirements of the CNMV, such foreign investor must also give notice directly to the CNMV and the applicable Spanish Stock Exchanges if such acquisition results in such foreign investor exceeding certain ownership thresholds.

Investment by foreigners domiciled in enumerated tax haven jurisdictions is subject to special reporting requirements under Royal Decree 1080/1991 (Real Decreto 1080/1991, de 5 de julio).

Restrictions on Acquisitions of BBVA Ordinary Shares

BBVA’s bylaws do not provide any restrictions on the ownership of BBVA ordinary shares. Because BBVA is a Spanish bank, however, the acquisition or disposition of a significant participation of BBVA shares is subject to certain restrictions. Such restrictions may impede a potential acquirer’s ability to acquire BBVA shares and gain control of BBVA.

Law 26/1988 on discipline and oversight of financial institutions, amended by Act 5/2009, provides that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of Law 26/1998) or to directly or indirectly increase its holding such that the percentage of voting rights or of capital owned were equal to or more than any of the thresholds of 20%, 30% or 50% (or by virtue of the acquisition, might take control over the financial institution) must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A significant participation is considered to be 10% of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.

Any acquisition made without such prior notification, or conducted before 60 working days have elapsed since the date of such notification, or made in circumstances where the Bank of Spain has objected, will produce the following results:

•	the acquired shares will have no voting rights; and

•	if considered appropriate, the target bank may be taken over, its directors replaced and a sanction imposed.

The Bank of Spain has 60 working days after the date on which the notification was received to object to a proposed transaction. Such objection may be based on the fact that the Bank of Spain does not consider the acquiring person suitable to guarantee the prudent operation of the target bank.

Any individual or institution that intends to sell its significant participation in a bank or reduce its participation below the above-mentioned percentages, or which, because of such sale, loses control of the entity, must give prior notice to the Bank of Spain, indicating the amount to be sold and the period in which the transaction is to be executed. Non-compliance with this requirement will result in sanctions.

Spain’s Ministry of Economy and the Treasury, following a proposal by the Bank of Spain, may, whenever the control of a bank by a person with a significant participation may jeopardize the sound and prudent management of such bank, adopt any of the following measures as deemed appropriate:

•	suspend the voting rights corresponding to such shares for up to three years;

•	take control of the bank or replace the directors; or

•	revoke the bank’s license.

Payment of Taxes

Holders of BBVA ordinary shares will be responsible for any taxes or other governmental charges payable on their BBVA ordinary shares, including any taxes payable on transfer. The paying agent or the transfer agent, as the case may be, may, and upon instruction from BBVA, will:

•	refuse to effect any registration of transfer of such ordinary shares or any split-up or combination thereof until such payment is made; or

•	withhold or deduct from any distributions on such ordinary shares or sell for the account of the holder thereof any part or all of such ordinary shares (after attempting by reasonable means to notify such holder prior to such sale), and apply, after deduction for its reasonable expenses incurred in connection therewith, the net proceeds of any such sale in payment of such tax or other governmental charge, the holder of such ordinary shares remaining liable for any deficiency.

DESCRIPTION OF BBVA AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon executes and delivers the BBVA ADRs evidencing BBA ADSs. Each BBVA ADS represents an ownership interest in one BBVA ordinary share. The BBVA ordinary shares will be deposited with BBVA, The Bank of New York Mellon’s custodian in Spain. Each BBVA ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to BBVA ADS holders. The Bank of New York Mellon’s Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286 and its principal executive office is located at One Wall Street, New York, NY 10286.

You may hold BBVA ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as a BBVA ADR, which is a certificate evidencing a specific number of BBVA ADSs, registered in your name, or (ii) by having BBVA ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in BBVA ADSs through your broker or other financial institution. If you hold BBVA ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the BBVA ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of BBVA ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

BBVA ADS holders are not BBVA shareholders and do not have shareholder rights. Because The Bank of New York Mellon will actually hold the BBVA ordinary shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York Mellon are set out in a deposit agreement among BBVA, The Bank of New York Mellon, as depositary, and BBVA ADS holders, as amended, referred to as the deposit agreement. The deposit agreement and the BBVA ADSs are generally governed by New York law.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the BBVA ADR. Copies of the deposit agreement and the form of BBVA ADR are available for inspection at the Corporate Trust Office of The Bank of New York Mellon at the address set forth above.

Deposit and Withdrawal of Deposited Securities

The depositary has agreed that upon the execution in favor of the depositary or its nominee and delivery to the custodian or depositary (if to the depositary, then at the expense and risk of the depositor) of either (i) a certificate of title which has been executed by a Spanish stockbroker and, if required, certificates representing such shares to the custodian together with any documents and payments required under the deposit agreement or (ii) any other evidence of ownership of shares as recognized under the laws of Spain from time to time, and acceptable to the custodian, the depositary will have for delivery at the depositary’s corporate trust office to or upon the order of the person specified by the depositor at the address set forth above, upon payment of the fees, charges and taxes provided in the deposit agreement, registered in the name of such person or persons as specified by the depositor, the number of BBVA ADSs issuable in respect of such deposit.

Upon surrender of BBVA ADSs at the depositary’s corporate trust office, together with written instructions from the person or persons in whose name the BBVA ADSs are registered, and upon payment of such charges as are provided in the deposit agreement and subject to its terms, the depositary will request the execution of evidence of ownership in favor of such persons designated in the written instrument and the delivery of such evidence of ownership (by book-entry transfer or physical delivery) of the deposited shares represented by the surrendered BBVA ADSs and any other property that the surrendered BBVA ADRs represent the right to receive. Such delivery is to take place at the office of the custodian or at the depositary’s office as the person designated in the written instructions may request.

If a person presents for deposit shares with different distribution rights than other deposited shares, the depositary must identify them separately until such time as the distribution rights are the same.

Pre-Release of BBVA ADSs

In certain circumstances, subject to the provisions of the deposit agreement, and with BBVA’s written consent, The Bank of New York Mellon may execute and deliver BBVA ADSs before the deposit of the underlying shares. This is called a pre-release of the BBVA ADS. The Bank of New York Mellon may receive BBVA ADSs instead of shares to close out a pre-release.

Each pre-release will be:

•	fully collateralized with cash, U.S. government securities or other collateral that The Bank of New York Mellon determines in good faith will provide substantially similar liquidity and security;

•	preceded or accompanied by written representation and agreement from the person to whom BBVA ADSs are to be delivered that the person, or its customer:

•	owns the shares to be remitted;

•	assigns all beneficial rights, title and interest in such shares to the depositary in its capacity as such, and for the benefit of the holders; and

•	will not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including, without the consent of the depositary, disposing of such shares, other than in satisfaction of such pre-release).

•	terminable by the depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations that The Bank of New York Mellon considers appropriate.

The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice. In addition, The Bank of New York Mellon will limit the number of BBVA ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so. The Bank of New York Mellon may also, as it deems appropriate, set U.S. dollar limits with respect to a given pre-release on a case by case basis.

The pre-release will be subject to such indemnities and credit regulations as The Bank of New York Mellon considers appropriate.

Dividends, Other Distributions and Rights

The depositary has agreed to pay to holders of BBVA ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses and according to applicable law. Holders of BBVA ADSs will receive these distributions in proportion to the number of shares their BBVA ADSs represent.

Cash.  The Bank of New York Mellon will convert all cash dividends and other cash distributions in a foreign currency that it receives in respect of the deposited securities into U.S. dollars if in its judgment it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.

Before making a distribution, any withholding taxes that must be paid will be deducted. The Bank of New York Mellon will distribute only whole U.S. dollars and cents. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert euros, holders of BBVA ADSs may lose some or all of the value of the distribution.

BBVA Ordinary Shares.  If a distribution by BBVA consists of a dividend in, or free distribution of, BBVA ordinary shares, The Bank of New York Mellon may, or if BBVA requests, will, subject to the deposit agreement, distribute to the holders of outstanding BBVA ADSs, in proportion to their holdings, additional BBVA ADSs representing the number of BBVA ordinary shares received as such dividend or free distribution if BBVA furnishes it with evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole BBVA ADSs. It will sell BBVA ordinary shares which would require it to use fractional BBVA ADSs and distribute the net proceeds in the same way as it does with cash. If additional BBVA ADSs are not so distributed, each BBVA ADS will represent the additional BBVA ordinary shares distributed in respect of the BBVA ordinary shares represented by such BBVA ADS prior to such dividend or free distribution.

Rights.  If BBVA offers or causes to be offered to the holders of shares any rights to subscribe for additional shares or any rights of any other nature, The Bank of New York Mellon will either:

•	make such rights available to holders of BBVA ADSs by means of warrants or otherwise, if The Bank of New York Mellon determines that it is lawful and feasible to do so; or

•	if making such rights available is determined by The Bank of New York Mellon not to be lawful and feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments:

•	on a stock exchange on which such rights are listed;

•	on an over-the-counter market on which such rights are traded; or

•	with the written approval of BBVA, at a private sale,

at such place or places and upon such terms as The Bank of New York Mellon may deem proper, and allocate the proceeds of such sales for the account of the holders of the BBVA ADSs entitled to those proceeds, upon an averaged or other practicable basis without regard to any distinctions among such holders of BBVA ADSs due to exchange restrictions, or the date of delivery of any ADSs or otherwise.

The net proceeds allocated to the holders of BBVA ADSs so entitled will be distributed to the extent practicable in the case of a distribution in cash. The Bank of New York Mellon will not offer such rights to holders of BBVA ADSs having an address in the United States unless BBVA furnishes to The Bank of New York Mellon (i) evidence that a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is in effect or (ii) an opinion from U.S. counsel for BBVA, in a form satisfactory to The Bank of New York Mellon, to the effect that such distribution does not require registration under the provisions of the Securities Act.

BBVA ordinary shares issuable upon exercise of preemptive rights must be registered under the Securities Act in order to be offered to holders of BBVA ADSs. If BBVA decided not to register those BBVA ordinary shares, the preemptive rights would not be distributed to holders of BBVA ADSs. Pursuant to the deposit agreement under which the BBVA ADSs are issued, however, the depositary will use its best efforts to sell such rights that it receives and will distribute the proceeds of the sale to holders of BBVA ADSs.

Other Distributions.  The Bank of New York Mellon will remit to holders of BBVA ADSs any other item of value BBVA distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution. The Bank of New York Mellon may sell, publicly or privately, what BBVA distributed and distribute the net proceeds in the same way as it does with cash.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any BBVA ADS holders. BBVA has no obligations to register BBVA ADSs, BBVA ordinary shares, rights or other securities under the Securities Act. BBVA also has no obligation to take any other action to permit the distribution of BBVA ADSs, BBVA ordinary shares, rights or anything else to BBVA ADS holders. This means that holders of BBVA ADSs may not receive the distribution BBVA makes on its shares or any value for them if it is illegal or impractical for BBVA to make them available to them.

Payment of Taxes

Holders of BBVA ADSs will be responsible for any taxes or other governmental charges payable on their BBVA ADSs or on the deposited securities underlying their BBVA ADSs, including any taxes payable on transfer. The Bank of New York Mellon may, and upon instruction from BBVA, will:

•	refuse to effect any registration of transfer of such receipt or any split-up or combination thereof or any withdrawal of such deposited securities until such payment is made; or

•	withhold or deduct from any distributions on such deposited securities or sell for the account of the holder thereof any part or all of such deposited securities (after attempting by reasonable means to notify such holder prior to such sale), and apply, after deduction for its expenses incurred in connection therewith, the net proceeds of any such sale in payment of such tax or other governmental charge, the holder of such receipt remaining liable for any deficiency.

Record Dates

The Bank of New York Mellon will fix a record date to establish which holders of BBVA ADSs are entitled to:

•	receive a dividend, distributions or rights;

•	net proceeds of any sale;

•	give instructions for the exercise of voting rights at any such meeting; and

•	receive notice or solicitation to act in respect of any matter.

Voting of the Underlying Deposited Securities

BBVA has agreed in the depositary agreement that (i) the depositary or its nominee, whichever is the registered holder of the BBVA ordinary shares represented by the BBVA ADSs, will have the same rights as any other registered holder of BBVA ordinary shares and (ii) consistent with BBVA’s bylaws, BBVA will observe the right of the depositary, its nominee or registered holder of the BBVA ordinary shares to attend any ordinary or extraordinary general shareholders’ meeting and to vote or cause to be voted by proxy the BBVA ordinary shares with respect to the BBVA ADSs and that BBVA will not exercise any right it may have under its bylaws to reject or in any way impair such rights.

Once The Bank of New York Mellon receives notice in English of any matter affecting holders of BBVA ordinary shares, it will mail, as soon as practicable, such notice to the holders of BBVA ADSs. The notice will (i) contain the information in the notice of meeting, (ii) explain how holders as of a certain date may instruct The Bank of New York Mellon to vote the shares underlying their BBVA ADSs and (iii) contain a statement as to the manner in which instructions may be given.

The record holders of BBVA ADSs can instruct The Bank of New York Mellon to vote the shares underlying their BBVA ADSs. The Bank of New York Mellon will try, insofar as practicable, to cause the BBVA ordinary shares so represented to be voted in accordance with any nondiscretionary written instructions of BBVA ADS record holders received.

In the event the BBVA ADS record holders do not provide written instructions by a specified date, The Bank of New York Mellon will deem the BBVA ADR holder to have instructed it to give discretionary proxy to a person designated by the BBVA Board of Directors. However, this proxy must not be given to such a person if the board informs The Bank of New York Mellon, in writing, that the board either does not wish the proxy to be given, that substantial opposition exists or that the matter at hand materially affects the rights of BBVA shareholders.

Facilities and Register

The Bank of New York Mellon will maintain at its transfer office:

•	facilities for the delivery and surrender of BBVA ordinary shares;

•	facilities for the withdrawal of BBVA ordinary shares;

•	facilities for the execution and delivery, registration, registration of transfer, combination and split-up of BBVA ADSs and the withdrawal of deposited securities; and

•	a register for the registration and transfer of BBVA ADSs which, at all reasonable times, shall be open for inspection by holders of BBVA ADSs.

Reports and Notices

The Bank of New York Mellon will, at BBVA’s expense:

•	arrange for the custodian to provide The Bank of New York Mellon copies in English of any reports and other communications that are generally made available by BBVA to holders of BBVA ordinary shares; and

•	arrange for the mailing of such copies to all holders of BBVA ADSs.

BBVA has delivered to The Bank of New York Mellon and the custodian a copy of the provisions of or governing the BBVA ordinary shares BBVA issued. Promptly after any amendment, BBVA will deliver to The Bank of New York Mellon and the custodian a copy in English of such amended provisions. The Bank of New York Mellon may rely upon such copy for all the purposes of the deposit agreement.

The Bank of New York Mellon will, at BBVA’s expense, make available for inspection by BBVA ADS holders at the Corporate Trust Office, the office of the custodian and at any other designated transfer office any reports and communications received from BBVA that are made generally available to holders of BBVA ordinary shares.

Amendment and Termination of the Deposit Agreement

The BBVA ADSs and the deposit agreement may at any time be amended by agreement between BBVA and The Bank of New York Mellon.

Any amendment that would impose or increase any charges (other than transmission and delivery charges incurred at the request of depositors of BBVA ordinary shares or holders of BBVA ADSs, transfer, brokerage, registration fees and charges in connection with conversion of currencies, and taxes and other governmental charges) or that will otherwise prejudice any substantial existing right of BBVA ADS holders will not become effective as to outstanding BBVA ADRs until three months have expired after notice of such amendment has been given to the holders of the BBVA ADRs.

In no event will any amendment impair the right of any BBVA ADS holder to surrender such BBVA ADSs and receive in return the BBVA ordinary shares and other property which those surrendered BBVA ADSs represent, except in order to comply with mandatory provisions of applicable law.

At BBVA’s direction, The Bank of New York Mellon will terminate the deposit agreement by giving notice of such termination to the record holders of BBVA ADSs at least 30 days prior to the date fixed in that notice for the termination. The Bank of New York Mellon may terminate the deposit agreement at any time commencing 90 days after delivery of a written resignation, provided that no successor depositary has been appointed and no successor depositary has accepted its appointment before the end of those 90 days.

After the date that has been fixed for termination, The Bank of New York Mellon and its agents will perform no further acts under the deposit agreement, other than:

•	advise record holders of BBVA ADSs of such termination;

•	receive and hold distributions on BBVA ordinary shares; and

•	deliver BBVA ordinary shares and distributions in exchange for BBVA ADSs surrendered to The Bank of New York Mellon.

As soon as practicable after the expiration of six months from the date that has been fixed for termination, The Bank of New York Mellon will sell BBVA ordinary shares and other deposited securities and may hold the net proceeds of any such sale together with any other cash then held by it under the provisions of the deposit agreement, without liability for interest, for the pro rata benefit of the holders of BBVA ADRs that have not yet surrendered their BBVA ADRs.

Fees and Expenses

BBVA ADS Holders Must Pay:	For:

$5.00 (or less) per 100 BBVA ADSs	Each issuance of BBVA ADS; each cancellation of BBVA ADS.
Registration or transfer fees	Transfer and registration of shares register of the foreign registrar from holder’s name to the name of The Bank of New York Mellon or its agents when a holder deposits or withdraws BBVA ordinary shares.
Expenses of The Bank of New York Mellon	Conversion of foreign currency to U.S. dollars, if any; Cable, telex, and facsimile transmission expenses.
Stock transfer or other taxes (including Spanish income taxes) and other governmental charges The Bank of New York Mellon or the custodian have to pay on any BBVA ADS or share underlying a BBVA ADS	As necessary.

The Bank of New York Mellon, as depositary, has agreed to reimburse BBVA for expenses it incurs that are related to establishment and maintenance of the BBVA ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse BBVA, but the amount of reimbursement available to BBVA is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of BBVA ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Limitations on Obligations and Liability to BBVA ADS Holders

The deposit agreement expressly limits BBVA’s obligations and the obligations of The Bank of New York Mellon, and it limits BBVA’s liability and the liability of The Bank of New York Mellon. BBVA and The Bank of New York Mellon:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable for any action or inaction if either relies upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed to be competent to give such advice or information;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the BBVA ADSs or the deposit agreement on behalf of holders of BBVA ADSs or on behalf of any other party; and

•	may rely upon any documents they believe to be genuine and to have been signed or presented by the proper party.

The Bank of New York Mellon will not be liable for its failure to carry out any instructions to vote BBVA’s securities or for the effects of any such vote.

Other General Limitations on Liability to BBVA ADS Holders

Neither The Bank of New York Mellon, its agents, nor BBVA will incur any liability if prevented or delayed in performing its obligations under the deposit agreement by reason of:

•	any present or future law;

•	any act of God;

•	a war;

•	the threat of any civil or criminal penalty; or

•	any other circumstances beyond its or BBVA’s control.

The obligations and liabilities of BBVA and its agents and The Bank of New York Mellon and its agents under the deposit agreement are expressly limited to performing their respective obligations specifically set forth and undertaken by them to perform in the deposit agreement without negligence or bad faith.

In the deposit agreement, BBVA and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

General

The Bank of New York Mellon will act as registrar of the BBVA ADSs or, upon BBVA’s request or approval, appoint a registrar or one or more co-registrars for registration of the BBVA ADRs evidencing the BBVA ADSs in accordance with the requirements of NYSE or of any other stock exchange on which the BBVA ADSs may be listed. Such registrars or co-registrars may be removed and a substitute or substitutes appointed by The Bank of New York Mellon upon BBVA’s request or with BBVA’s approval.

Any transfer of the BBVA ADSs is registrable on the books of The Bank of New York Mellon. However, The Bank of New York Mellon may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties or at BBVA’s request.

As a condition precedent to the execution and delivery, registration of transfer, split-up or combination of any BBVA ADS or the delivery of any distribution or the withdrawal of any BBVA ordinary shares or any property represented by the BBVA ADS, The Bank of New York Mellon or the custodian may, and upon BBVA’s instructions will, require from the BBVA ADR holder or the presenter of the BBVA ADS or the depositor of the BBVA ordinary shares:

•	payment of a sum sufficient to pay or reimburse the custodian, The Bank of New York Mellon or BBVA for any tax or other governmental charge and any stock transfer or brokerage fee or any charges of the depositary upon delivery of the BBVA ADS or upon surrender of the BBVA ADS, as set out in the deposit agreement, and,

•	the production of proof satisfactory to The Bank of New York Mellon or custodian of:

•	identity or genuineness of any signature;

•	proof of citizenship, residence, exchange control approval, and legal or beneficial ownership;

•	compliance with all applicable laws and regulations including the delivery of any forms required by Spanish law or custom in connection with the execution or delivery of evidence of ownership, with all applicable provisions of or governing the shares or any other deposited securities and with the terms of the deposit agreement; or

•	other information as The Bank of New York Mellon may deem necessary or proper or as BBVA may require by written request to The Bank of New York Mellon or the custodian.

The delivery, registration of transfer, split-up or combination of BBVA ADSs, or the deposit or withdrawal of shares or other property represented by BBVA ADSs, in any particular instance or generally, may be suspended during any period when the BBVA ADSs register is closed, or when such action is deemed necessary or advisable by The Bank of New York Mellon or BBVA at any time or from time to time.

Holders have the right to cancel their BBVA ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because The Bank of New York Mellon or BBVA has closed its transfer books or the deposit of shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	when BBVA ADS holders owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to BBVA ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

The Bank of New York Mellon, upon BBVA’s request or with BBVA’s approval, may appoint one or more co-transfer agents for the purpose of effecting registrations of transfers, combinations and split-ups of BBVA ADSs at designated transfer offices on behalf of The Bank of New York Mellon. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of BBVA ADSs and will be entitled to protection and indemnity to the same extent as The Bank of New York Mellon.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated BBVA ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with the arrangements and procedures relating to DRS and Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of a BBVA ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through DRS and Profile and in accordance with the deposit agreement, will not constitute negligence or bad faith on the part of the depositary.

BBVA ADSs Outstanding

As of March 31, 2010, there were 114,187,399 BBVA ADSs outstanding.

DESCRIPTION OF RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES

We may issue rights to subscribe for our ordinary shares (including in the form of ADSs). The applicable prospectus supplement will describe the specific terms relating to such subscription rights and the terms of the offering, as well as a discussion of material U.S. federal and Spanish income tax considerations applicable to holders of the rights to subscribe for our ordinary shares (including in the form of ADSs).

PREFERRED SECURITIES

This section describes the general terms that will apply to any preferred securities that may be offered pursuant to this prospectus by BBVA International Preferred. The specific terms of the offered preferred securities, and the extent to which the general terms described in this section apply to preferred securities, will be described in one or more related prospectus supplements at the time of the offer.

General

BBVA International Preferred may issue preferred securities from time to time in one or more series. The preferred securities may be denominated and payable in U.S. dollars or other currencies. BBVA International Preferred may also issue preferred securities from time to time with the principal amount or distributions payable on any relevant payment date to be determined by reference to one or more currency exchange rates, market interest rates, securities or baskets of securities, commodity prices or indices. Holders of these types of preferred securities will receive payments of liquidation preference or distributions that depend upon the value of the applicable currency, interest rate, security or basket of securities, commodity or index on the relevant payment dates or otherwise as specified in the applicable prospectus supplement.

Terms Specified in the Applicable Prospectus Supplement

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered preferred securities:

•	the status and ranking of the preferred securities in the event of any liquidation, dissolution or winding up of BBVA International Preferred;

•	the specific designation of the preferred securities;

•	the public offering price of the preferred securities;

•	the number and liquidation preference of the preferred securities;

•	the rate or rates at which BBVA International Preferred will pay distributions (which may also be referred to as capital payments), or method of calculation of such rate or rates, the payment date or dates for any distributions, the record date for any distributions and any limitations on distributions;

•	the amount or amounts that BBVA International Preferred will pay out of its assets to the holders of the preferred securities upon the company’s liquidation;

•	the obligation or option, if any, of BBVA International Preferred to purchase or redeem the preferred securities and the price or prices (or formula for determining the price) at which, the period or periods within which, and the terms and conditions upon which, BBVA International Preferred will or may purchase or redeem the preferred securities, in whole or in part, pursuant to the obligation or option;

•	the voting rights, if any, of the preferred securities, including any vote required to amend BBVA’s International Preferred’s charter and the constitution of any syndicate of holders of preferred securities;

•	the criteria for determining whether and to what extent BBVA International Preferred will be authorized or required to pay distributions on the preferred securities;

•	terms for any optional or mandatory conversion or exchange of preferred securities into other securities;

•	whether and under what circumstances BBVA International Preferred will be required to pay any additional amounts on the preferred securities in the event of certain developments with respect to withholding tax or information reporting laws;

•	additional information regarding beneficial owners of the preferred securities and the withholding tax consequences related to any failure to provide such information;

•	any restrictions applicable to the sale and delivery of the preferred securities;

•	any other relative rights, preferences, privileges, limitations or restrictions of the preferred securities not inconsistent with applicable law; and

•	a discussion of material U.S. federal and Spanish income tax considerations applicable to holders of preferred securities.

The applicable prospectus supplement may also include, if applicable, a discussion of certain ERISA considerations.

Form

Unless otherwise provided in the applicable prospectus supplement, the preferred securities will be issued in registered form.

Guarantee

The applicable prospectus supplement will contain a summary of the terms of the relevant preferred securities guarantee.

Governing Law

Unless otherwise provided in the applicable prospectus supplement, the preferred securities and any preferred securities guarantees will be governed by Spanish law.

DESCRIPTION OF THE NOTES AND THE NOTES GUARANTEES

This section describes the general terms and provisions of the indenture dated June 28, 2010 (the “senior indenture”) among BBVA U.S. Senior as issuer, BBVA as guarantor and The Bank of New York Mellon as trustee, which sets forth certain provisions with respect to the senior notes and the senior guarantees that may be offered by BBVA U.S. Senior and BBVA, respectively, and the indenture dated June 28, 2010 (the “subordinated indenture”) among BBVA Subordinated Capital as issuer, BBVA as guarantor and The Bank of New York Mellon as trustee, which sets forth certain provisions with respect to the subordinated notes and the subordinated guarantees that may be offered by BBVA Subordinated Capital and BBVA, respectively. In this section, we will refer to BBVA U.S. Senior and BBVA Subordinated Capital as the “issuers”, the senior notes and the subordinated notes as the “notes”, the senior indenture and the subordinated indenture as the “indentures” and the senior guarantees and the subordinated guarantees as the “notes guarantees.” A prospectus supplement of the relevant issuer will describe the specific terms of a particular series of notes and any general terms outlined in this section that will not apply to those notes. If there is any conflict between the prospectus supplement and this prospectus, then the terms and provisions in the prospectus supplement apply unless they are inconsistent with the terms of the indentures or the supplemental indenture or Board resolution creating a particular series of notes.

All material information about the notes, notes guarantees and indentures is summarized below and in the applicable prospectus supplement. Because this is only a summary, however, it does not contain all the details found in the full text of the indentures, the notes and the notes guarantees. If you would like additional information, you should read the indentures, the notes and the notes guarantees. Whenever we refer to specific provisions of or terms defined in the indentures in this prospectus we incorporate by reference into this prospectus such specific provisions of or terms defined in the indentures.

BBVA U.S. Senior or BBVA Subordinated Capital may issue future notes and BBVA may issue future guarantees of such notes under other indentures or documentation which contain provisions different from those included in the indentures described here. None of the issuers or BBVA are prohibited under the notes, indentures or notes guarantees, as the case may be, from paying any amounts due under any of their respective obligations at a time when they are in default or have failed to pay any amounts due under the notes, indentures or notes guarantees, as the case may be. See “— Subordinated Notes and Subordinated Guarantees”.

The senior notes will be issued under the senior indenture and the subordinated notes will be issued under the subordinated indenture. Both such indentures have been filed with the SEC as exhibits to the registration statement that includes this prospectus.

General

The indentures do not limit the aggregate principal amount of notes that BBVA U.S. Senior or BBVA Subordinated Capital may issue under them. However, on May 25, 2010, the Guarantor’s Board of Directors resolved to provide an irrevocable guarantee up to an aggregate amount of €6,000,000,000 (or its equivalent in any other currency) for future issues of notes made by the issuers, and as of the date of this prospectus the Guarantor has not issued any guarantees under this authorization. The Guarantor’s Board of Directors may at any time increase or decrease the aggregate amount for such guarantees authorized for future issuances.

Neither the indentures, nor the notes, nor the notes guarantees will limit or otherwise restrict the amount of other indebtedness or other securities or guarantees which the issuers, the Guarantor or any of its subsidiaries may incur or issue. The notes will not contain any provision that would provide you, as a holder of the notes, with protection against a sudden and significant decline in the credit quality of BBVA U.S. Senior, BBVA Subordinated Capital or the Guarantor, or against a takeover, recapitalization or highly leveraged similar transaction involving the Guarantor. BBVA U.S. Senior or BBVA Subordinated Capital can issue notes from time to time in one or more series, up to the aggregate principal amount that BBVA U.S. Senior, BBVA Subordinated Capital and the Guarantor may authorize. The notes will be direct, unconditional and unsecured debt obligations of BBVA U.S. Senior or BBVA Subordinated Capital, as the case may be. The notes guarantees will be direct, unconditional and unsecured obligations of the Guarantor.

The indentures provide that there may be more than one trustee under such indentures, each with respect to one or more series of notes. Any trustee may resign or be removed with respect to any series of notes issued under the indentures and a successor trustee may be appointed.

The issuers, the Guarantor or any of their respective subsidiaries may at any time purchase senior notes or subordinated notes at any price in the open market or otherwise. Such notes purchased may be held, reissued, resold or surrendered to the relevant paying agent and/or the relevant registrar for cancellation, except that senior notes purchased by BBVA U.S. Senior and subordinated notes purchased by BBVA Subordinated Capital must be surrendered to the relevant paying agent and/or the relevant registrar for cancellation in accordance with prevailing Spanish Law and the Bank of Spain’s requirements.

General Terms of the Notes and the Notes Guarantees

The applicable prospectus supplement will describe the terms of the offered notes and notes guarantees, including some or all of the following:

•	the title of the notes and series in which these notes will be included;

•	any limit on the aggregate principal amount of the notes and notes guarantees;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which the notes will be issued;

•	if any of the notes are to be issuable in global form, then when they are to be issuable in global form and (i) whether beneficial owners of interests in the notes may exchange such interests for notes of the same series and of like tenor and of any authorized form and denomination, and the circumstances under which any such exchanges may occur; (ii) the name of the depository with respect to any global note; and (iii) the form of any legend or legends that must be borne by any such note in addition to or in lieu of that set forth in the relevant indenture;

•	the date or dates on which the principal of the offered notes is payable, or the method, if any, by which such date or dates will be determined and, if other than the full principal amount, the portion payable or the method by which the portion of the principal amount of the notes payable on that date is determined;

•	the rate or rates (which may be fixed or variable) at which the offered notes will bear interest, if any, or the method by which such rate or rates will be determined and the manner upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

•	the date or dates from which interest on the notes, if any, will accrue or the method, if any, by which such date or dates will be determined;

•	the date or dates on which such interest, if any, will be payable, the date or dates on which payment of such interest, if any, will commence and the regular record dates for the interest payment dates, if any;

•	whether and under what circumstances additional amounts on the notes must be payable;

•	the notice, if any, to holders of the notes regarding the determination of interest on a floating rate note and the manner of giving such notice;

•	the date or dates on or after which, or the period or periods, if any, during which and the price or prices at which the issuer of the notes will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or any purchase fund provisions, redeem the notes, and the other terms and provisions of such funds;

•	the date or dates on or after which, or the period or periods, if any, during which and the price or prices at which the issuer or the holders of the notes may, pursuant to any optional redemption provisions in addition to those set forth in the prospectus, redeem the notes, and the other terms and provisions of such optional redemption;

•	if certificates representing the notes will be issued in temporary or permanent global form, the identity of the depository for the global notes, and the manner in which any principal, premium, if any, or interest payable on those global notes will be paid if other than as provided in the indentures;

•	each office or agency where, subject to the terms of the indenture, the principal, premium and interest, if any, and additional amounts, if any, on the notes will be payable, where the notes may be presented for registration of transfer or exchange and where notices or demands to the issuer in respect of the notes or the indenture may be served;

•	whether any of the notes are to be redeemable at the option of the issuer of the notes or of the holder thereof and, if so, the period or periods within which, the price or prices at which and the other terms and conditions upon which such notes may be redeemed, in whole or in part, at the option of the issuer or holder and the terms and provisions of such optional redemption;

•	whether the issuer is obligated to redeem or purchase any of the notes pursuant to any sinking fund or analogous provision or at the option of any holder thereof and, if so, the period or periods within which, the price or prices at which and the other terms and conditions upon which such notes must be redeemed or purchased, in whole or in part, and any provisions for the remarketing of such notes;

•	the denomination and currency in which the notes will be issuable;

•	whether any of the notes will be issued as original issue discount notes;

•	if other than the principal amount thereof, the portion of the principal amount of any such notes that shall be payable upon declaration of acceleration of maturity thereof or the method by which such portion is to be determined;

•	if other than U.S. dollars, the currencies or currency units in which the principal, premium, if any, interest, if any, and additional amounts, if any, for the notes will be payable and the manner of determining the equivalent of such currencies in U.S. dollars;

•	whether the notes and notes guarantees are senior notes and senior guarantees issued pursuant to the senior indenture or subordinated notes and subordinated guarantees issued pursuant to the subordinated indenture or include both;

•	whether BBVA U.S. Senior, BBVA Subordinated Capital or a holder may elect payment of the principal, premium, and interest or additional amounts, if any, on the notes in a currency or currencies, currency unit or units or composite currency different from the one in which the notes are denominated or stated to be payable, and the period or periods and terms and conditions on which the election may be made, as well as the time and manner of determining the exchange rate;

•	whether the amount of payments of principal of, premium and interest, if any, on or any additional amounts on the notes may be determined with reference to an index, formula or other method which may, but need not be, based on one or more currencies, currency units or composite currencies, commodities, equity or other indices, and the terms and conditions upon which and the manner in which these amounts will be determined;

•	whether the person in whose name a note is registered at the close of business on the regular record date for payment of interest will be entitled to designate another person as the recipient of the interest payment;

•	any deletions, modifications or additions to the events of default or covenants of BBVA U.S. Senior, BBVA Subordinated Capital or the Guarantor with respect to the notes set forth in the relevant indenture;

•	the applicability of the defeasance provisions of the indenture applicable to such notes and any provisions in modification of, in addition to or in lieu of any of the defeasance provisions of the relevant indenture;

•	if any notes are to be issuable upon the exercise of warrants, the time, manner and place for such notes to be authenticated and delivered;

•	if any of the notes are to be issuable in global form and are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary note) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

•	if other than the applicable trustee, the identity of each security registrar, paying agent and authenticating agent;

•	the “Stated Intervals” and the “Record Date” for purposes of Sections 312(a) (in the case of non-interest bearing notes) and 316(c), respectively, of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	any material U.S. federal or Spanish income tax considerations applicable to the notes and related notes guarantees;

•	any other terms of the notes, which shall not be inconsistent with the provisions of the indentures;

•	the deed of issuance, in Spanish, related to the notes, and the Regulations (as defined below in “— Syndicate of Holders, Meetings, Modifications and Waivers”), in Spanish with a non-official English translation, related to the notes; and

•	in the case of the subordinated notes, any other provisions in addition to any of the provisions related to the payment of additional amounts.

The issuers may issue notes as original issue discount notes. An original issue discount note is a note, including a zero coupon note, offered at a discount from the principal amount of the note due at its maturity. The applicable prospectus supplement will describe any additional material U.S. federal income tax consequences, the amount payable in the event of an acceleration and other special factors applicable to any original issue discount notes.

Payments of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, any amounts to be paid with respect to the notes shall be paid without withholding or deduction for or on account of any and all present or future taxes or duties of whatever nature imposed or levied by or on behalf of Spain or any political subdivision or authority thereof or therein having the power to tax unless such withholding or deduction is required by law. In such event, the issuer or, as the case may be, the Guarantor will pay to the relevant holder such additional amounts as may be necessary in order that the net amounts received by the note holders, or their trustees or any paying agent, after such withholding or deduction equals the respective amounts of principal, premium, if any, interest, if any, and sinking fund payments, if any, which would otherwise have been receivable in respect of the notes in the absence of such withholding or deduction; except that no such additional amounts will be payable with respect to any note:

(a) to, or to a third party on behalf of, a note holder who is liable for such taxes or duties by reason of such holder (or the beneficial owner for whose benefit such holder holds such note) having some connection with Spain other than the mere holding of such note (or such beneficial interest) or the mere crediting of the note to such holder’s account; or

(b) presented for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below) except to the extent that the note holder would have been entitled to additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day in such place of presentment; or

(c) to, or to a third party on behalf of, a note holder in respect of whom the issuer or the Guarantor (or the paying agent on its behalf) does not receive such information (which may include a tax residence certificate)

concerning such note holder’s identity and tax residence (as well as the identity and tax residence of the beneficial owner for whose benefit it holds such note) as it may require in order to comply with Second Additional Provision of Spanish Law 13/1985 of 25 May (as amended, among others, by Spanish Law 19/2003 of 4 July and Spanish Law 23/2005 of 18 November) and any implementing legislation or regulation by 10:00 a.m. (CET) on the 10th calendar day of the month following the Relevant Date (as defined below) upon which the payment was due (or if such date is not a day on which commercial banks are open for general business in Spain, the day immediately preceding such date); or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(e) presented for payment (where presentation is required) by or on behalf of a note holder who would be able to avoid such withholding or deduction by presenting the relevant note to another paying agent.

Additional amounts will also not be paid with respect to any payment to a note holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment, to the extent that payment would be required by the laws of Spain (or any political subdivision thereof) to be included in the income, for Spanish tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in that limited liability company or a beneficial owner who would not have been entitled to the additional amounts had it been the note holder.

As used above, “Relevant Date” means the date on which any payment first becomes due and payable, except that if the full amount of the moneys payable has not been received by the paying agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to the note holders, notice to that effect is duly given to the note holders in accordance with the provisions set forth under “— Notices” below.

Any reference to principal, interest or premium shall be deemed to include additional amounts to the extent payable in respect thereof.

Optional Tax Redemption

An issuer may, in compliance with the applicable capital adequacy regulations of the Bank of Spain from time to time in force, redeem the notes of any series it has issued, subject to the restrictions described in this section and, in the case of subordinated notes, to the Bank of Spain’s prior approval, which under current Spanish bank regulations may not be sought prior to the fifth anniversary of the issuance of the series of subordinated notes. Subject to such restrictions, an issuer may, at its option, redeem a series of notes it has issued in whole, but not in part, at any time with not less than 30 days nor more than 60 days notice given in the manner described under “— Notices” below and in the applicable prospectus supplement and indenture.

The redemption will be equal to 100% of the principal amount (or such other early tax redemption amount as may be specified in the applicable prospectus supplement) plus interest accrued to the date fixed for redemption.

A redemption under this section will only be permitted if, as a result of any change in or amendment to the laws or regulations of Spain (including any treaty to which Spain is a party) or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change, amendment, application or interpretation becomes effective on or after the date of the applicable prospectus supplement, either:

•	it is determined by the issuer or the Guarantor that in making payment under the notes or the notes guarantees, the issuer or the Guarantor, as the case may be, would become obligated to pay additional amounts, as described in the section entitled “— Payments of Additional Amounts” above, with respect to such payment and the issuer or the Guarantor cannot avoid this obligation without unreasonable cost or expense; or

•	the Guarantor is or would be required to deduct or withhold tax on any payment to the issuer to enable it to make any payment of principal or interest in respect of the notes and the Guarantor cannot avoid this obligation without unreasonable cost or expense.

The issuers and the Guarantor are not permitted to give notice to the trustee of the redemption earlier than 60 days prior to the earliest date on which an issuer or the Guarantor would be obligated to deduct or withhold tax or pay additional amounts were a payment on the notes or the notes guarantees then due.

In the case of any merger, consolidation, sale or conveyance not considered an event of default, the acquiring or resulting corporation will also be entitled to redeem the notes in the circumstances described above for any change or amendment to, or change in the application or official interpretation of, the laws or regulations of such corporation’s jurisdiction of incorporation or tax residence, which change or amendment must occur subsequent to the date of the merger, consolidation, sale, conveyance or lease if the acquiring or resulting corporation is not incorporated or tax resident in Spain.

Form, Transfer, Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, each series of notes will be issued in registered form only, without coupons. There will not be any service charge for any transfer or exchange of notes payable to the issuer, but the issuer may require payment to cover any tax or other governmental charge payable and any other expenses (including the fees and expenses of the trustee) that may be imposed in that regard.

Unless the applicable prospectus supplement provides otherwise, the principal, premium and interest on the notes of a particular series will be payable, and transfer or exchange of the notes will be registrable, at the corporate trust office of The Bank of New York Mellon, as paying agent and securities registrar under the applicable indenture. However, BBVA U.S. Senior or BBVA Subordinated Capital may elect to pay any interest by check mailed to the address of the entitled person as it appears in the security register at the close of business on the regular record date for the interest or by transfer to an account maintained by the payee with a bank located in the United States.

Unless the applicable prospectus supplement provides otherwise, payment of interest on and any additional amounts with respect to a note on any interest payment date will be made to the person in whose name the note is registered at the close of business on the regular record date for the interest.

Global Certificates

The issuers may issue the notes of a series in whole or in part in the form of one or more global certificates representing the notes. Unless otherwise stated in the applicable prospectus supplement, DTC will act as securities depository for the notes. Therefore, issuers will issue the notes only as registered securities registered in the name of Cede & Co. (DTC’s nominee) and will deposit with DTC one or more registered certificates representing in aggregate the total number of such notes.

As long as DTC or its nominee is the registered holder of a global certificate representing notes, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the notes represented by that global certificate for all purposes under the applicable indenture and the notes. Except as described below, owners of beneficial interests in a note represented by a global certificate will not be entitled to have the notes represented by such global certificate registered in their names, will not receive or be entitled to receive physical delivery of certificated notes (as defined below) and will not be considered the holders of such notes under the applicable indenture. Accordingly, each person owning a beneficial interest in a note represented by a global certificate must rely on the procedures of DTC and, if that person is not a participant in DTC, on the procedures of the participant in DTC through which the person owns its interest, to exercise any rights of a beneficial owner under the applicable indenture.

Beneficial interests in notes of any series represented by a global certificate will be exchangeable for notes of such series represented by individual security certificates, or certificated notes, and registered in the name or names of owners of such beneficial interests as specified in instructions provided by DTC to the trustee only if:

•	DTC notifies the issuer that it is unwilling or unable to continue to act as depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by the issuer within 60 days after the date of such written notice from DTC;

•	the issuer notifies the trustee in writing that it has elected to cause the issuance of definitive registered notes of such series; or

•	there shall have occurred and be continuing an Event of Default (as defined below) with respect to the notes of such series and the notes of such series.

Outstanding Notes

In determining whether the holders of the requisite principal amount of outstanding notes have given any request, demand, authorization, direction, notice, consent or waiver under the notes or the indentures or are present at a meeting of the Syndicate for quorum purposes, any note owned by the issuer, the Guarantor or any other obligor upon the notes or any affiliate of the issuer, the Guarantor or such other obligor (if any such notes are so owned), will be deemed not to be outstanding. In addition, the portion of the principal amount of an original issue discount note that will be outstanding will be the amount that would be declared due and payable as of the date of determination and, unless the applicable prospectus supplement provides otherwise, the principal amount of an indexed note that will be outstanding will be the principal face amount determined on the date of its original issuance.

Syndicate of Holders, Meetings, Modifications and Waivers

Syndicate of Holders

The Spanish Corporation Law (Ley de Sociedades Anónimas) requires that a syndicate (sindicato) of holders of notes be established in relation to each series of notes constituting all holders of notes of such series at any particular time (the “Syndicate”).

Each Syndicate of each particular series is governed by its own regulations (the “Regulations”). The Regulations contain the rules governing the functioning of the Syndicate and the rules governing its relationship to the relevant issuer and are attached to the relevant Spanish public deed of issuance with respect to such series of notes. A form of the Regulations is attached to each indenture.

As provided in the Regulations, each Syndicate will be represented by the commissioner (comisario) of the Syndicate (the “Commissioner”), who will be the chairman and the legal representative of the Syndicate and shall protect the common interest of the holders of the notes. The Bank of New York Mellon shall serve as Commissioner of the Syndicate of each series of notes until it resigns or is removed as trustee and a person shall have become successor trustee with respect to such series of notes under the applicable indenture. Thereafter, the Commissioner shall be such successor trustee.

By purchasing a note, the holder of that note is also deemed to have agreed to membership in the Syndicate in respect of notes of such series and, if such holder purchased such note prior to the record date for the first meeting of the Syndicate, to have granted full power and authority to The Bank of New York Mellon with respect to notes of such series to act as its proxy to vote at the first meeting of the Syndicate of holders of notes of such series in favor of the ratification of the Regulations in respect of such Syndicate, the ratification of the designation and appointment of The Bank of New York Mellon as Commissioner of such Syndicate and the ratification of the actions of the Commissioner performed prior to such first meeting of the Syndicate. The Commissioner is the chairperson and the legal representative of the Syndicate.

Meetings

Holders of notes of each series shall meet in accordance with the Regulations. Except as otherwise provided under the relevant indenture, the Regulations governing the Syndicate of holders of notes of a series or the Trust

Indenture Act, any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to the relevant indenture to be given or taken by holders of notes of the relevant series shall be given or taken only by resolution duly adopted in accordance with the relevant indenture and the Regulations governing the Syndicate of holders of notes of the relevant series at a meeting of such Syndicate duly called and held in accordance with such Regulations, which resolution as so adopted is referred to as the “Act” of the holders. Any such meeting is expected to be held in the city where the Commissioner has its principal executive offices, which is currently New York, New York.

Convening Meetings

The indentures and the Regulations contain provisions for convening meetings of holders of each series of notes to consider matters affecting their interests. A meeting of holders of notes of a series may be called at the request of:

•	the Commissioner on the Commissioner’s own initiative or at the request of the applicable trustee or issuer; or

•	the Commissioner upon the request of holders of notes representing at least 5% of the outstanding aggregate principal amount of the notes of such series.

Quorums

Two-thirds in principal amount of the outstanding notes of the relevant series shall constitute a quorum for a meeting of the Syndicate of the holders of notes of that series, and if such a quorum is present or duly represented, all matters set forth in the relevant notice shall be voted on at such meeting. In the absence of a quorum, the meeting shall be adjourned for a period of not less than 30 days. A majority in principal amount of the outstanding notes of the relevant series shall constitute a quorum for any such reconvened meeting of the Syndicate of the holders of notes of that series, and if such a quorum is present, all matters set forth in the relevant notice shall be voted on at such meeting.

Voting

Voting at a meeting of the Syndicate shall be by written ballot and may be conducted by proxy. Resolutions may be adopted and decisions may be taken at a meeting of the Syndicate only by the affirmative vote of holders present or duly represented at such meeting of outstanding notes of the relevant series representing a majority of principal amount of the notes of such series outstanding on the applicable record date. Any resolution duly adopted or decision duly taken in accordance with the applicable Regulations at any meeting of the Syndicate of holders of notes of a series duly held in accordance with such Regulations shall be binding on all holders of outstanding notes of such series, whether or not such holders were present or represented at such meeting.

Notwithstanding the above, any resolution of a Syndicate of holders of notes of a series with respect to any request, demand, authorization, direction, notice, consent or waiver which the relevant indenture or the Trust Indenture Act expressly provides must be made, given or taken by the holders of a specified percentage in principal amount of outstanding notes of a series, or by each holder of outstanding notes of the relevant series, as the case may be, may be adopted only by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding notes of the relevant series, or each holder of notes of the relevant series, as the case may be.

Furthermore, notwithstanding any other provision of the Regulations applicable to notes of a series, nothing in the Regulations shall limit the rights of any holder of outstanding notes of such series to make any request, demand, authorization, direction, notice, consent or waiver individually or collectively outside the Syndicate of holders of notes of such series where the relevant indenture or the Trust Indenture Act expressly provides that such request, demand, authorization, direction, notice, consent or waiver may be made, given or taken individually or collectively outside such Syndicate, as the case may be, by holders of outstanding notes of the relevant series.

Modification With Consent of Holders

An issuer, the Guarantor (in each case, when authorized by or pursuant to a board resolution) and the applicable trustee may amend or modify the applicable indenture and may waive any future compliance with such indenture by the issuer or the Guarantor with the consent, as evidenced in an Act or Acts, of the holders of not less than a majority in principal amount of the outstanding notes of each series affected thereby voting as a class. However, the modification, amendment or waiver may not, without the consent or the affirmative vote of the holder of each note affected:

•	change the stated maturity of the principal of, or any premium or installment of interest on or any additional amounts with respect to, any note, or reduce the principal amount thereof or the rate of interest thereon (except that holders of not less than 75% in principal amount of outstanding notes of a series may consent by Act, on behalf of the holders of all of the outstanding notes of such series, to the postponement of the stated maturity of any installment of interest for a period not exceeding three years from the original stated maturity of such installment (which original stated maturity shall have been fixed, for the avoidance of doubt, prior to any previous postponements of such installment));

•	reduce the principal amount of, the rate of interest on, any additional amounts with respect to or any premium payable upon the redemption of such notes or otherwise;

•	change the obligation of the issuer or the Guarantor to pay additional amounts;

•	reduce the amount of the principal of an original issue discount note that would be due and payable upon a declaration of acceleration of the maturity of the note or the amount thereof provable in bankruptcy;

•	change the redemption provisions or adversely affect the right of repayment at the option of the holder;

•	change the place or currency of payment of principal, premium, interest or any additional amounts, except as described under “— Form, Transfer, Payment and Paying Agents”;

•	impair the right to take legal action to enforce the payment when due of principal of, premium, if any, or interest on or any additional amounts with respect to the notes;

•	reduce the percentage in principal amount of notes outstanding necessary to modify or amend the indenture or the terms and conditions of the notes or to waive a default under or compliance with any note or reduce the requirement for a quorum or voting;

•	modify the provisions governing modification of such indenture with the consent of holders or give waivers of past defaults, and the consequences of such defaults, except to increase the percentage of outstanding notes necessary to modify and amend such indenture or to give any such waiver and except to provide that additional provisions of such indenture cannot be modified or waived without the consent of each holder of notes affected thereby; or

•	change in any manner adverse to the interests of the holders of outstanding notes of any series the terms and conditions of the obligations of the issuers or the Guarantor in respect of the due and punctual payment of principal, premium or interest or sinking fund payments, including any additional amounts.

The holders of a majority in aggregate principal amount of the outstanding notes of any series on behalf of the holders of all the notes of such series may, by Act, waive any past default under the indenture with respect to that series, except a default in payment of principal, premium, interest, or additional amounts or in the performance of certain covenants specified in the relevant indenture or a default with respect to a provision which cannot be modified or amended without the consent of each affected holder of outstanding notes of a particular series.

Modification without Consent of Holders

An issuer, the Guarantor (in each case, when authorized by or pursuant to a board resolution) and the applicable trustee may modify and amend the applicable indenture without the consent of the holders to:

•	evidence the succession of another entity to the issuer or the Guarantor, and the assumption by any such successor of the covenants of the issuer or the Guarantor in such indenture and in the notes or the notes guarantees;

•	add to covenants of the issuer or the Guarantor for the benefit of the holders of all or any series of notes or to surrender any right or power conferred upon the issuer or the Guarantor;

•	establish the form or terms of notes of any series;

•	provide for the appointment of a successor trustee;

•	cure any ambiguity or correct or supplement any defect or inconsistency in such indenture, or make any other provisions with respect to matters or questions arising under the relevant indenture which do not adversely affect the interests of the holders of notes of any series in any material respect;

•	add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of notes;

•	supplement any of the provisions of such indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of notes, provided such action does not adversely affect the interests of any holders of notes of such series or any other series in any material respect;

•	add any additional events of default for the benefit of the holders of all or any series of notes;

•	secure any notes; or

•	amend or supplement any provision of such indenture or any indenture supplement thereto, provided such actions will not materially adversely affect the interests of the holders of notes then outstanding.

Substitution of the Issuer

The Guarantor or any controlled subsidiary of the Guarantor may assume the obligations of an issuer under the notes, subject to the prior consent of the Bank of Spain with respect to the subordinated notes, without the consent of the holders of the notes. Any notes so assumed, except if assumed by the Guarantor, will have the benefit of the related notes guarantees. In the event of an assumption of the obligations of an issuer by the Guarantor, the subordination provisions of the subordinated guarantees will apply to the subordinated notes so assumed and the subordination provisions of the subordinated notes will no longer apply. In the event of any assumption, additional amounts under the notes will be payable for taxes imposed by the jurisdiction of incorporation or tax residence of the assuming entity (subject to exceptions equivalent to those that apply to the obligation to pay additional amounts for taxes imposed by the laws of Spain) rather than taxes imposed by Spain.

Additional amounts for payments of interest or principal due prior to the date of the assumption will be payable only for taxes imposed by Spain. The Guarantor or the controlled subsidiary of the Guarantor that assumes the obligations of an issuer will also be entitled to redeem the notes in the circumstances described above under the section entitled “— Optional Tax Redemption” for any change or amendment to, or change in the application or official interpretation of, the laws or regulations of the assuming entity’s jurisdiction of incorporation or tax residence, which change or amendment must occur subsequent to the date of such assumption if the assuming entity is not incorporated or tax resident in Spain. Upon such assumption, the applicable issuer will be released from all its obligations under the applicable notes and indentures.

An assumption of the obligations of an issuer under the notes might be considered for U.S. federal income tax purposes to be an exchange by the holders of the notes for new notes, resulting in recognition of taxable gain or loss for these purposes and possible other adverse tax consequences for such holders. Holders should consult their tax advisors regarding the U.S. federal, state and local income tax consequences of an assumption.

Discharge, Defeasance and Covenant Defeasance

An issuer or the Guarantor may discharge certain obligations to holders of any series of notes and related notes guarantees that have not already been delivered to the applicable trustee for cancellation and that have become due and payable, will become due and payable at their stated maturity within one year or, if redeemable at the option of the issuer, are to be called for redemption within one year, by depositing or causing to be deposited with the applicable trustee, in trust, funds in an amount sufficient to pay and discharge the entire indebtedness on such notes, including principal, interest, premium and any additional amounts to the date of such deposit (if such notes have become due and payable) or to the maturity date of such notes, as the case may be.

An issuer or the Guarantor may also elect to have its obligations under the indenture discharged with respect to the outstanding notes of any series and related notes guarantees (“legal defeasance”). Legal defeasance means that the issuer will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes of such series under the relevant indenture and that the Guarantor will be deemed to have satisfied all of its obligations under the relevant indenture and with respect to the notes guarantees related to such notes, except for:

•	the rights of holders of the outstanding notes to receive principal, interest, any premium and any additional amounts when due from the trust described below;

•	the obligations of the issuer or the Guarantor to issue temporary notes, register the transfer of notes, replace temporary or mutilated, destroyed, lost or stolen notes, pay additional amounts, maintain an office or agency for payment and hold money for payments in trust;

•	the rights, powers, trusts, duties and immunities of the applicable trustee; and

•	the defeasance provisions of the applicable indenture.

In addition, an issuer or the Guarantor may elect to have its obligations released with respect to certain covenants in the indentures (“covenant defeasance”). Any omission to comply with any obligations so released will not constitute a default or an event of default with respect to the notes of any series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding notes of or within any series and the related notes guarantees:

•	the issuer or the Guarantor must irrevocably have deposited or caused to be deposited with the applicable trustee, in trust, money, in U.S. dollars or in the foreign currency in which such notes are payable at stated maturity, or U.S. government obligations or a combination of money and U.S. government obligations applicable to such notes which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay and discharge when due all of the principal, interest and any premium of such notes and any mandatory sinking fund or analogous payments thereon;

•	the legal defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which the issuer or the Guarantor is a party or by which it is bound;

•	no event of default or event which, with notice or lapse of time, or both, would become an event of default with respect to the outstanding notes of that series may have occurred and be continuing on the date of the establishment of such a trust, and in the case of legal defeasance, at any time during the period ending on the 91st day after such date;

•	the issuer or the Guarantor must have delivered to the applicable trustee an opinion of counsel of internationally recognized standing to the effect that the holders of such notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance or covenant defeasance had not occurred. In the case of legal defeasance only, the opinion of counsel must refer to and be based upon a letter ruling of the Internal Revenue Service received by the issuer, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture;

•	the legal defeasance or covenant defeasance must not cause the applicable trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all relevant notes are in default within the meaning of such Act);

•	the legal defeasance or covenant defeasance must not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and

•	in the case of the subordinated notes, BBVA Subordinated Capital or the Guarantor shall have delivered to the applicable trustee an opinion of counsel substantially to the effect that (i) the trust funds deposited to effect the legal defeasance or covenant defeasance will not be subject to any rights of holders of Issuer Senior Indebtedness or Guarantor Senior Indebtedness (each as defined below under “— Subordinated Notes and Subordinated Guarantees”), including those arising under the applicable subordination provisions of the subordinated indenture, and (ii) after the second anniversary following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of BBVA Subordinated Capital or the Guarantor, no opinion is given as to the effect of such laws on the trust funds except in certain limited circumstances set forth in the subordinated indenture.

Unless otherwise provided in the applicable prospectus supplement, if, after an issuer or the Guarantor has deposited funds or U.S. government obligations to effect legal defeasance or covenant defeasance with respect to notes of any series,

•	the holder of a note of such series is entitled to elect and does elect to receive payment in a currency other than that in which such deposit has been made in respect of such note; or

•	a “conversion event” (as defined below) occurs in respect of the foreign currency in which such deposit has been made; then,

the indebtedness represented by such note and the related notes guarantee shall be deemed to have been and will be fully discharged and satisfied through the payment of the principal of interest and any premium on such note as it becomes due out of the proceeds yielded by converting the amount or other property so deposited into the currency in which such note becomes payable as a result of such election or such conversion event based on the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, except, with respect to a conversion event, for such foreign currency in effect at the time of the conversion event.

A “conversion event” means the cessation of use of (i) a foreign currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, or (ii) the euro both within the European monetary system and for the settlement of transactions by public institutions of or within the EU.

In the event the issuer or the Guarantor effects covenant defeasance with respect to any notes and such notes are declared due and payable because of the occurrence of any event of default, the amount in money and U.S. government obligations deposited in trust will be sufficient to pay amounts due on such notes at the time of their stated maturity. They may not, however, be sufficient to pay amounts due on such notes at the time of the acceleration resulting from such event of default. In this case, the issuer and the Guarantor will remain liable to make payment of such amounts due at the time of acceleration.

The applicable prospectus supplement may further describe the provisions permitting legal defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the notes of a particular series.

Notices

All notices to holders of registered notes shall be validly given if mailed to them at their respective addresses in the register maintained by the applicable trustee. In addition, notice of any meeting of a Syndicate of holders of notes of a particular series shall be validly given if done in accordance with the Regulations of the Syndicate of holders of notes of such series.

The Trustee

The Bank of New York Mellon, the trustee currently appointed pursuant to the indentures, is organized and exists under the laws of the State of New York and has its corporate trust office located at 101 Barclay Street, New York, NY 10286. Any trustee appointed pursuant to the senior indenture or the subordinated indenture shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act.

Subject to the provisions of the Trust Indenture Act, a trustee is under no obligation to exercise any of the powers vested in it by the indentures at the request of any holder of notes, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby.

The Guarantor and some of its subsidiaries maintain deposits with and conduct other banking transactions with The Bank of New York Mellon in the ordinary course of business.

Successor Trustees

Any trustee in respect of the notes of a series may resign or be removed by holders of a majority in principal amount of notes at any time, effective upon the acceptance by a successor trustee of the respective appointment. The indentures provide that any successor trustee will have a combined capital and surplus of not less than $50,000,000 and shall be a corporation, association, company or business trust organized and doing business under the laws of the United States or any of its states or territories or the District of Columbia and in good standing. No person shall accept its appointment hereunder as a successor trustee with respect to the notes of a series unless at the time of such acceptance such successor trustee shall be qualified and eligible under the relevant article of the relevant indenture and agree to thereby become Commissioner of the Syndicate of holders of notes of such series.

Repayment of Funds

All monies paid by an issuer or the Guarantor to the applicable trustee or a paying agent for payment of principal, premium or interest and any additional amounts on any notes which remain unclaimed at the end of two years after that payment has been made will be repaid to the issuer or the Guarantor on issuer request in proportion to their respective payments of the monies which remain unclaimed, and all liability of the applicable trustee or the paying agent related to it will cease, and, if permitted by law, the holder of the applicable note will look only to the issuer or the Guarantor for payment as its general unsecured creditor.

Prescription

All claims against an issuer or the Guarantor for payment of principal or interest, including additional amounts, on or for the notes will become void unless made within ten years, in the case of principal, and five years, in the case of interest, including additional amounts, from the later of the date on which that payment first became due and the date on which the full amount was received by the trustee.

Governing Law

The notes and the indentures will be governed by and construed under the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the authorization and execution by the issuers and the Guarantor of the indentures and the notes, certain provisions of the notes and the indentures related to the establishment of a Syndicate and the appointment of a Commissioner, certain provisions of the indentures related to the execution and delivery of the notes guarantees and certain provisions of the subordinated notes and the subordinated indenture related to the subordination of the subordinated notes and the subordinated guarantees shall be governed by and construed in accordance with Spanish law. The notes guarantees will be governed by and construed in accordance with Spanish law. The Regulations of each

Syndicate and the duties of and all matters relating to the Commissioner shall be governed by and construed in accordance with Spanish law.

Senior Notes and Senior Guarantees

The senior notes will be direct, unconditional and unsecured indebtedness of BBVA U.S. Senior and will rank pari passu with all other unsubordinated and unsecured indebtedness of BBVA U.S. Senior, but in the case of insolvency, only to the extent permitted by creditor’s rights. The senior guarantees will constitute direct, unconditional, unsubordinated and unsecured obligations of the Guarantor and will at all times rank pari passu among themselves and pari passu with all other unsubordinated and unsecured indebtedness of the Guarantor, but in the case of insolvency, only to the extent permitted by creditor’s rights.

The Guarantor will unconditionally and irrevocably guarantee the due and punctual payment of any principal of and premium, if any, and interest on the senior notes, payments to sinking funds, if applicable, and additional amounts or any other amounts of whatever nature which may become payable under the senior notes or the senior indenture. If the Guarantor experiences bankruptcy proceedings, the rights and claims of holders under the senior guarantees will, under Spanish law, rank equally with all other unsubordinated and unsecured indebtedness.

The senior guarantees will remain in effect until the entire principal and interest on the related senior notes have been paid in full under the provisions of the senior notes, senior guarantees and senior indenture, or until the Guarantor and BBVA U.S. Senior’s obligations under the senior notes have been satisfied in accordance with the provisions of the senior notes, the senior guarantees and the senior indenture.

Holders of senior notes may proceed directly against the Guarantor in case of a default under the senior notes without first proceeding against BBVA U.S. Senior.

Events of Default

“Event of Default”, wherever used below with respect to senior notes of any series, means any one of the following events, unless such event is specifically deleted or modified in or pursuant to supplemental indentures or Board resolutions creating a particular series of senior notes or in the officers’ certificate for such series:

•	default by BBVA U.S. Senior, or the Guarantor pursuant to the applicable senior guarantees, in the payment of the principal of any senior note of such series when due and payable at its maturity and such default is not remedied within 14 days;

•	default by BBVA U.S. Senior, or the Guarantor pursuant to the applicable senior guarantee, in the payment of any interest on or any additional amounts payable in respect of any senior note of such series when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 21 days;

•	default by BBVA U.S. Senior, or the Guarantor pursuant to the applicable senior guarantee, in the payment of any premium or deposit of any sinking fund payment, when and as due by the terms of a senior note of such series and such default is not remedied in 30 days;

•	default in the performance or breach of certain covenants or warranties of BBVA U.S. Senior in the senior indenture or the senior notes, or the Guarantor in the senior indenture or the related senior guarantees, and continuance of such breach or default for a period of 30 days after there has been given, by registered or certified mail, to BBVA U.S. Senior and the Guarantor by the trustee or to BBVA U.S. Senior, the Guarantor and the trustee by any holder or the holders of any outstanding senior notes of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the senior indenture;

•	any capital markets indebtedness (as defined in the senior indenture) of either BBVA U.S. Senior or the Guarantor individually where the principal amount of such capital markets indebtedness is in any case in excess of $50,000,000 (or its equivalent in another currency or other currencies) or any guarantee by BBVA U.S. Senior or the Guarantor of any capital markets indebtedness of any other person is not (in the case of capital markets indebtedness) paid when due (after the longer of 30 days after the due date and any applicable grace period therefor) or becomes prematurely due and payable following a default on the part of BBVA U.S. Senior or the Guarantor or otherwise in respect of such capital markets indebtedness, or (in the case of a guarantee) is not honored when due (after the longer of 30 days after the due date and any applicable grace period therefor);

•	an order of any competent court or administrative agency is made or any resolution is passed by BBVA U.S. Senior for the winding-up or dissolution of BBVA U.S. Senior (other than for the purpose of an amalgamation, merger or reconstruction approved by an Act of the holders relating to such series);

•	an order is made by any competent court commencing insolvency proceedings (procedimientos concursales) against the Guarantor or an order is made or a resolution is passed for the dissolution or winding up of the Guarantor, except in any such case for the purpose of a reconstruction or a merger or amalgamation which has been approved by an Act of the holders relating to such series, or where the entity resulting from any such reconstruction or merger or amalgamation is a financial institution (entidad de crédito according to article 1-2 of Real Decreto Legislativo 1298/1986 dated 28 June 1986, as amended and restated) and will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investors Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such reconstruction or merger or amalgamation;

•	BBVA U.S. Senior or the Guarantor is adjudicated or found bankrupt or insolvent, or any order of any competent court or administrative agency is made for, or any resolution is passed by BBVA U.S Senior or the Guarantor to apply for, judicial composition proceedings with its creditors or for the appointment of a receiver or trustee or other similar official in insolvency proceedings in relation to BBVA U.S. Senior or the Guarantor or of a substantial part of the assets of either of them (unless in the case of an order for a temporary appointment, such appointment is discharged within 30 days);

•	BBVA U.S. Senior or the Guarantor stops payment of its debts generally;

•	BBVA U.S. Senior (except for the purpose of an amalgamation, merger or reconstruction approved by an Act of the holders relating to such series) or the Guarantor (except for the purpose of an amalgamation, merger or reconstruction approved by an Act of the holders relating to such series, or where the entity resulting from any such amalgamation, merger or reconstruction will have a rating for long-term senior debt assigned by Standard & Poor’s Rating Services, Moody’s Investor Services or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such amalgamation, merger or reconstruction) ceases or threatens to cease to carry on the whole or substantially the whole of its business;

•	a holder of a security interest takes possession of the whole or any substantial part of the assets or business of BBVA U.S. Senior or the Guarantor or an application is made for the appointment of an administrative or other receiver, manager, administrator or similar official in relation to BBVA U.S. Senior or the Guarantor or in relation to the whole or any substantial part of the business or assets of BBVA U.S. Senior or the Guarantor, or a distress or execution is levied or enforced upon or sued out against any substantial part of the business or assets of BBVA U.S. Senior or the Guarantor and is not discharged within 30 days; or

•	the senior guarantees with respect to senior notes of such series cease to be, or are claimed by the Guarantor not to be, in full force and effect.

For the purpose of the above definition, a report by the external auditors from time to time of the issuer or the Guarantor, as the case may be, as to whether any part of the business or assets of the issuer or the Guarantor is “substantial” shall, in the absence of manifest error, be conclusive.

If an Event of Default with respect to the senior notes of any series at the time outstanding occurs and is continuing, then the applicable trustee, acting pursuant to an Act (as defined in the senior indenture) of the holders of the senior notes of the relevant series, with respect to all outstanding senior notes of such series, or the holder of any outstanding senior note of the relevant series, with respect to such senior note held by such holder, may declare the principal, or such lesser amount as may be provided for in the senior notes of such series, of such senior notes or senior note, as the case may be, to be due and payable immediately in accordance with the terms of the senior indenture.

At any time after such a declaration of acceleration with respect to the senior notes or a senior note, as the case may be, of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable trustee as provided in the senior indenture, the holders of not less than a majority in principal amount of the outstanding senior notes of such series may, by Act (as defined in the senior indenture) rescind and annul such declaration and its consequences if:

1. BBVA U.S. Senior or the Guarantor has paid or deposited with the applicable trustee a sum of money sufficient to pay:

(A) all overdue installments of any interest on and additional amounts with respect to all senior notes of such series;

(B) the principal of and any premium on any senior notes of such series which have become due otherwise than by such declaration of acceleration and interest thereon and any additional amounts with respect thereto at the rate or rates borne by or provided for in such senior notes;

(C) to the extent that payment of such interest or additional amounts is lawful, interest upon overdue installments of any interest and additional amounts at the rate or rates borne by or provided for in such senior notes; and

(D) all sums paid or advanced by the applicable trustee and the reasonable compensation, expenses, disbursements and advances of the applicable trustee, its agents and counsel and all other amounts due to the applicable trustee under the senior indenture; and

2. all Events of Default with respect to senior notes of such series, other than the non-payment of the principal of and any premium and interest on, and any additional amounts with respect to senior notes of such series which shall have become due solely by such declaration of acceleration, shall have been cured or waived as provided in the senior indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Subject to payment of the applicable trustee’s fees and expenses, the holders of not less than a majority in principal amount of the outstanding senior notes of any series on behalf of the holders of all the senior notes of such series may, by Act (as defined in the senior indenture) waive any past Event of Default under the senior indenture with respect to such series and its consequences, except a default in the payment of the principal of or any premium, or interest on, or any additional amounts with respect to, any senior note of such series or a covenant or provision of the senior indenture that cannot be modified or amended without the consent of each holder of outstanding senior notes of such series.

No holder of any of the senior notes of any series has the right to institute any proceeding, judicial or otherwise, with respect to the senior indenture or any remedy thereunder, unless (i) such holder has previously given written notice to the applicable trustee of a continuing Event of Default with respect to the senior notes of such series; (ii) the holders of not less than 25% in principal amount of the outstanding senior notes of such series have made written request to the applicable trustee to institute proceedings in respect of such Event of Default as trustee under the senior indenture with respect to such series of senior notes and such holder or holders have offered to the applicable trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; (iii) the applicable trustee has failed to institute any such proceeding within 60 days after its receipt of such notice, request and offer of indemnity; and (iv) the applicable trustee has not received any direction inconsistent with such written request during such 60-day period by the holders of a majority in principal amount of the outstanding senior notes of such series.

Such limitations described above do not, however, apply to the right of each holder, which is absolute and unconditional, to receive payment of the principal of, any premium and, subject to certain provisions in the senior indenture with respect to payment of defaulted interest, interest on, and any additional amounts with respect to, his or her senior note or notes on or after the respective maturity or maturities therefor specified in such senior notes (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of such holder if provided in or pursuant to the applicable senior indenture, on or after the date such repayment is due) and to institute suit for the enforcement of any such payment, which cannot be impaired or affected without the consent of such holder, except that holders of not less than 75% in principal amount of outstanding senior notes of a series may consent by Act (as defined in the senior indenture) on behalf of the holders of all outstanding senior notes of such series, to the postponement of the maturity of any installment of interest for a period not exceeding three years from the original maturity of such installment (which original maturity shall have been fixed, for the avoidance of doubt, prior to any previous postponements of such installment).

Within 90 days after the occurrence of any default under the senior indenture known to the applicable trustee with respect to the senior notes of any series, such trustee shall transmit by mail to all holders of senior notes of such series entitled to receive reports, notice of such default, unless such default shall have been cured or waived. Except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on, or additional amounts with respect to, any senior note of such series, such trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of such trustee in good faith determine that the withholding of such notice is in the best interest of the holders of senior notes of such series. For the purpose of this paragraph, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to senior notes of such series.

Subordinated Notes and Subordinated Guarantees

As used in this section:

“Issuer Senior Indebtedness” means Senior Indebtedness of BBVA Subordinated Capital.

“Guarantor Senior Indebtedness” means Senior Indebtedness of the Guarantor.

“Senior Indebtedness” means, with respect to any person, all rights and claims, whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed, and all amendments, renewals, extensions, modifications and refundings of indebtedness or obligations represented by such rights and claims, (i) of privileged creditors (acreedores privilegiados), unsecured and unsubordinated creditors (acreedores comunes) and insolvency estate creditors (acreedores contra la masa) of such person, as determined in accordance with the Insolvency Law (as defined below); or (ii) if such Insolvency Law is no longer in effect, all of such rights and claims of all creditors of such person, unless in any such case the instrument by which the indebtedness or obligations represented by such rights and claims are created, incurred, assumed or guaranteed by such person, or are evidenced, provides that they are subordinate, or are not superior, in right of payment to the subordinated notes.

Subordination of Subordinated Notes

BBVA Subordinated Capital’s obligations under the subordinated notes, whether on account of principal, interest or otherwise, will constitute direct, unconditional and subordinated obligations. If and to the extent that there is a deficiency in any payment in respect of the subordinated notes and such deficiency is not remedied as a result of a demand for payment under the subordinated guarantee (but without prejudice to the subordinated status of the subordinated guarantee pursuant to the subordinated guarantee) the claims of the holders in respect of such deficiency will, in the event of insolvency (concurso) of BBVA Subordinated Capital (under Spanish law 22/2003 of 9 June, as amended from time to time (the “Insolvency Law”)) or any voluntary or mandatory liquidation of BBVA Subordinated Capital or similar procedure, fall within the category of subordinated credits (créditos subordinados) (as defined in the Insolvency Law) and will rank in right of payment after Issuer Senior Indebtedness (as defined above) and will at all times rank pari passu among themselves and pari passu with all other present and future subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of BBVA Subordinated Capital, except for certain subordinated obligations prescribed by law and subordinated obligations which are expressed to rank junior to the subordinated notes. Accordingly, no amount shall be payable by BBVA Subordinated Capital to the holders of subordinated notes in respect of such deficiency until the claims with respect to all Issuer Senior Indebtedness (other than as aforesaid) admitted in the insolvency (concurso) of BBVA Subordinated Capital under the Insolvency Law or any voluntary or mandatory liquidation of BBVA Subordinated Capital or similar procedure have been satisfied pursuant to the laws of Spain and any amounts in respect of such deficiency thereafter paid to the applicable trustee will be pari passu with the amounts payable with respect to subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of BBVA Subordinated Capital in the insolvency (concurso) of

BBVA Subordinated Capital under the Insolvency Law or any voluntary or mandatory liquidation of BBVA Subordinated Capital or similar procedure and shall be held by the applicable trustee in trust to apply the same:

(i) first, in payment or satisfaction of the costs, charges, expenses and liabilities incurred by the applicable trustee in or about the execution of the trusts of these presents and any unpaid remuneration of such trustee;

(ii) second, in payment or satisfaction of claims related to Issuer Senior Indebtedness that have been belatedly or inaccurately communicated to the insolvency administrator or which, by administrative order or decision, are deemed to be included in those claims that have been belatedly or inaccurately communicated to the insolvency administrator;

(iii) third, in payment or satisfaction of contractually subordinated payments of principal on subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of BBVA Subordinated Capital (including any payments in respect of principal of the subordinated notes) and any other payments in respect of subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of BBVA Subordinated Capital other than payments set forth in paragraph (iv) below;

(iv) fourth, in payment or satisfaction of payments of interest, including additional amounts, if any, and interest, if any, on such interest due on subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of BBVA Subordinated Capital (including any payments in respect of interest and additional amounts, if any, on the subordinated notes) (excluding interest on secured indebtedness to the extent secured);

(v) fifth, in payment or satisfaction of fines or any other monetary penalties or sanctions;

(vi) sixth, in payment or satisfaction of claims of creditors which are related to the BBVA Subordinated Capital as set forth in article 93 of the Insolvency Law;

(vii) seventh, in payment or satisfaction of indebtedness arising from transactions set aside by the Spanish court overseeing the insolvency proceeding (rescisión concursal) and in respect of which such court has determined that the relevant creditor has acted in bad faith; and

(viii) eighth, in payment of claims arising from contracts with reciprocal obligations as referred to in articles 61, 62 and 69 of the Insolvency Law, wherever the court rules, prior to the administrators’ report of insolvency (administración concursal) that the creditor repeatedly impedes the fulfillment of the contract against the interest of the insolvency.

The consolidation of BBVA Subordinated Capital with, or the merger of BBVA Subordinated Capital into, or the conveyance, transfer or lease by BBVA Subordinated Capital of its properties and assets substantially as an entirety to, another person upon the terms and conditions set forth in the subordinated indenture, or the liquidation or dissolution of BBVA Subordinated Capital following any such conveyance or transfer, shall not be deemed an event of insolvency (concurso) (under the Insolvency Law) or the voluntary or mandatory liquidation or similar procedure of BBVA Subordinated Capital for the purposes of the description above if the person formed by such consolidation or into which BBVA Subordinated Capital is merged or the person that acquires by conveyance, transfer or lease of such properties and assets substantially as an entirety, as the case may be, shall, as a part of such consolidation, merger, conveyance, transfer or lease, comply with the conditions set forth in the subordinated indenture.

Nothing contained in the subordinated indenture or in any of the subordinated notes will affect the obligation of BBVA Subordinated Capital to make, or prevent BBVA Subordinated Capital from making, at any time except as provided above, payments of principal of (or premium, if any) or interest, if any, on the subordinated notes or on account of the purchase or other acquisition of subordinated notes or prevent the application by the applicable trustee of any moneys deposited with it under the subordinated indenture to the payment of or on account of the principal of (or premium, if any) or interest, if any, on the subordinated notes, unless such trustee shall have received written notice of any event prohibiting the making of such payment.

Any renewal or extension of the time of payment of any Issuer Senior Indebtedness or the exercise by the holders of Issuer Senior Indebtedness of any of their rights under any instrument creating or evidencing Issuer

Senior Indebtedness, including, without limitation, the waiver of default thereunder, may be made or done all without notice to or assent from the holders of the subordinated notes or the applicable trustee.

No compromise, alteration, amendment, modification, extension, renewal or other change of, or waiver, consent or other action in respect of, any liability or obligation under or in respect of, or of any of the terms, covenants or conditions of any indenture or other instrument under which any Issuer Senior Indebtedness is outstanding or of such Issuer Senior Indebtedness, whether or not such release is in accordance with the provisions of any applicable document, will in any way alter or affect any of the subordination provisions of the subordinated indenture or of the subordinated notes relating to the subordination thereof.

Each holder of subordinated notes by his or her acceptance thereof authorizes and directs the applicable trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination of the subordinated notes as provided in the subordinated indenture and as summarized herein and appoints the applicable trustee his attorney-in-fact for any and all such purposes.

The applicable trustee’s claims under the subordinated indenture are not subordinated.

Subordination of Subordinated Guarantees

The payment of principal and interest or any other amounts as specified in the applicable prospectus supplement and in the subordinated indenture in respect of the subordinated notes has been fully, irrevocably and unconditionally guaranteed, on a subordinated basis, by the Guarantor pursuant to the subordinated guarantees. The obligations of the Guarantor under the subordinated guarantees constitute direct, unsecured and subordinated obligations of the Guarantor. In the event of insolvency (concurso) of the Guarantor under the Insolvency Law or any voluntary or mandatory Guarantor liquidation or similar procedure, claims by holders of subordinated guarantees against the Guarantor will fall within the category of subordinated credits (créditos subordinados) (as defined in the Insolvency Law) and will rank in right of payment after Guarantor Senior Indebtedness and will at all times rank pari passu among themselves and pari passu with all other present and future subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of the Guarantor, except for certain subordinated obligations prescribed by law and subordinated obligations which are expressed to rank junior to the subordinated guarantees. Accordingly, no amount shall be payable by the Guarantor to the Holders in respect of the subordinated guarantees until the claims with respect to all Guarantor Senior Indebtedness admitted in the insolvency (concurso) of the Guarantor under the Insolvency Law or any voluntary or mandatory Guarantor liquidation or similar procedure have been satisfied pursuant to the laws of Spain.

After payment in full of all Guarantor Senior Indebtedness but before distributions to shareholders, under article 92 of the Insolvency Law, the Guarantor will pay or satisfy subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of the Guarantor in the following order and pro rata within each class: (i) claims related to Guarantor Senior Indebtedness that have been belatedly or inaccurately communicated to the insolvency administrator or which, by administrative order or decision, are deemed to be included in those claims that have been belatedly or inaccurately communicated to the insolvency administrator; (ii) contractually subordinated payments of principal on subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of the Guarantor (including any payments in respect of principal of the subordinated notes due under the subordinated guarantees) and any other payments in respect of subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of the Guarantor other than payments set forth in subparagraph (iii) of this paragraph; (iii) payments of interest, including additional amounts, if any, and interest, if any, on such interest due on subordinated credits (créditos subordinados) (as defined in the Insolvency Law) of the Guarantor (including any payments in respect of interest and Additional Amounts, if any, on the subordinated notes due under the subordinated guarantees) (excluding interest on secured indebtedness to the extent secured); (iv) fines or any other monetary penalties or sanctions; (v) claims of creditors which are related to the Guarantor as set forth in article 93 of the Insolvency Law; and (vi) indebtedness arising from transactions set aside by the Spanish court overseeing the insolvency proceeding (rescisión concursal) and in respect of which such court has determined that the relevant creditor has acted in bad faith.

The Guarantor in the subordinated guarantees agrees and each holder of subordinated notes, by his or her acceptance of a subordinated notes guarantee will be deemed to have agreed to the above described subordination of the subordinated guarantee. Each such holder will be deemed to have irrevocably waived his or her rights of priority which would otherwise be accorded to him or her under the laws of Spain, to the extent necessary to effectuate the subordination provisions of the subordinated guarantee. In addition, each holder of subordinated notes by his or her acceptance thereof authorizes and directs the applicable trustee on his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination of the subordinated guarantees as provided in subordinated indenture and as summarized herein and appoints the applicable trustee his attorney-in-fact for any and all such purposes.

Any renewal or extension of the time of payment of any Guarantor Senior Indebtedness or the exercise by the holders of Guarantor Senior Indebtedness of any of their rights under any instrument creating or evidencing Guarantor Senior Indebtedness, including, without limitation, the waiver of default thereunder, may be made or done all without notice to or assent from the holders of the subordinated notes or the applicable trustee.

No compromise, alteration, amendment, modification, extension, renewal or other change of, or waiver, consent or other action in respect of, any liability or obligation under or in respect of, or of any of the terms, covenants or conditions of any indenture or other instrument under which any Guarantor Senior Indebtedness is outstanding or of such Guarantor Senior Indebtedness, whether or not such release is in accordance with the provisions of any applicable document, will in any way alter or affect any of the subordination provisions of the subordinated indenture or of the subordinated notes relating to the subordination thereof.

Events of Default

“Event of Default”, wherever used below with respect to subordinated notes of any series, means any one of the following events, unless such event is specifically deleted or modified in or pursuant to supplemental indentures or Board resolutions creating a particular series of subordinated notes or in the officers’ certificate for such series:

•	an order of any competent court or administrative agency is made or any resolution is passed by BBVA Subordinated Capital for the winding-up or dissolution of BBVA Subordinated Capital (other than for the purpose of an amalgamation, merger or reconstruction approved by an Act (as defined in the subordinated indenture) of the holders relating to such series);

•	an order is made by any competent court commencing insolvency proceedings (procedimientos concursales) against the Guarantor or an order is made or a resolution is passed for the dissolution or winding up of the Guarantor, except in any such case for the purpose of a reconstruction or a merger or amalgamation which has been approved by an Act (as defined in the subordinated indenture) of the holders relating to such series, or where the entity resulting from any such reconstruction or merger or amalgamation is a financial institution (entidad de crédito according to article 1-2 of Real Decreto Legislativo 1298/1986 dated 28 June 1986, as amended and restated) and will have a rating for long-term senior debt assigned by Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings Ltd equivalent to or higher than the rating for long-term senior debt of the Guarantor immediately prior to such reconstruction or merger or amalgamation; or

•	any other Event of Default that may be specified pursuant to the subordinated indenture.

If an Event of Default with respect to the subordinated notes of any series at the time outstanding occurs and is continuing, then the applicable trustee, acting pursuant to an Act (as defined in the subordinated indenture) of the holders of the subordinated notes of the relevant series, with respect to all outstanding subordinated notes of such series, or the holder of any outstanding subordinated note of the relevant series, with respect to such subordinated note held by such holder, may declare the principal, or such lesser amount as may be provided for in the subordinated notes of such series, of such subordinated notes or subordinated notes, as the case may be, to be due and payable immediately in accordance with the terms of the subordinated indenture.

At any time after such a declaration of acceleration with respect to the subordinated notes or a subordinated note, as the case may be, of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable trustee as provided in the subordinated indenture, the holders of not less than a majority in principal amount of the outstanding subordinated notes of such series may, by Act (as defined in the subordinated indenture), rescind and annul such declaration and its consequences if:

1. BBVA Subordinated Capital or the Guarantor has paid or deposited with the applicable trustee a sum of money sufficient to pay:

(A) all overdue installments of any interest on and additional amounts with respect to all subordinated notes of such series;

(B) the principal of and any premium on any subordinated notes of such series which have become due otherwise than by such declaration of acceleration and interest thereon and any additional amounts with respect thereto at the rate or rates borne by or provided for in such subordinated notes;

(C) to the extent that payment of such interest or additional amounts is lawful, interest upon overdue installments of any interest and additional amounts at the rate or rates borne by or provided for in such subordinated notes; and

(D) all sums paid or advanced by the applicable trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the applicable trustee under the subordinated indenture; and

2. all Events of Default with respect to subordinated notes of such series, other than the non-payment of the principal of and any premium and interest on, and any additional amounts with respect to subordinated notes of such series which shall have become due solely by such declaration of acceleration, shall have been cured or waived as provided in the subordinated indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Subject to payment of the applicable trustee’s fees and expenses, the holders of not less than a majority in principal amount of the outstanding subordinated notes of any series on behalf of the holders of all the subordinated notes of such series may, by Act (as defined in the subordinated indenture), waive any past Event of Default under the subordinated indenture with respect to such series and its consequences, except a default in the payment of the principal of or any premium, or interest on, or any additional amounts with respect to, any subordinated note of such series or in respect of a covenant or provision of the subordinated indenture that cannot be modified or amended without the consent of the holder of each outstanding subordinated note of such series affected.

No holder of any of the subordinated notes of any series has the right to institute any proceeding, judicial or otherwise, with respect to the subordinated indenture or any remedy thereunder, unless (i) such holder has previously given written notice to the applicable trustee of a continuing Event of Default with respect to the subordinated notes of such series; (ii) the holders of not less than 25% in principal amount of the outstanding subordinated notes of such series have made written request to the applicable trustee to institute proceedings in respect of such Event of Default as trustee under the subordinated indenture with respect to such series of subordinated notes and such holder or holders have offered to the applicable trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; (iii) the applicable trustee has failed to institute any such proceeding within 60 days after its receipt of such notice, request and offer of indemnity; and (iv) the applicable trustee has not received any direction inconsistent with such written request during such 60-day period by the holders of a majority in principal amount of the outstanding subordinated notes of such series.

Such limitations described above do not, however, apply to the right of each holder, which is absolute and unconditional, to receive payment of the principal of, any premium and, subject to certain provisions in the subordinated indenture with respect to payment of defaulted interest, interest on, and any additional amounts with respect to, his or her subordinated note or notes on or after the respective maturity or maturities therefor specified in such subordinated notes (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of such holder if provided in or pursuant to the applicable subordinated indenture, on or after the date such repayment is due) and to institute suit for the enforcement of any such payment, which cannot be impaired or affected without the consent of such holder, except that holders of not less than 75% in principal amount of outstanding subordinated notes of a series may consent by Act (as defined in the subordinated indenture), on behalf of the holders of all outstanding subordinated notes of such series, to the postponement of the maturity of any installment of interest for a period not exceeding three years from the original maturity of such installment (which original maturity shall have been fixed, for the avoidance of doubt, prior to any previous postponements of such installment).

Within 90 days after the occurrence of any default under the subordinated indenture known to the applicable trustee with respect to the subordinated notes of any series, such trustee shall transmit by mail to all holders of subordinated notes of such series entitled to receive reports, notice of such default, unless such default shall have been cured or waived. Except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on, or additional amounts with respect to, any subordinated note of such series, such trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of such trustee in good faith determine that the withholding of such notice is in the best interest of the holders of subordinated notes of such series. For the purpose of this paragraph, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to subordinated notes of such series.

Subrogation

Holders of the subordinated notes will have no rights of subrogation in respect of any payments or distributions made to holders of any Issuer Senior Indebtedness as a result of the subordination provisions of the subordinated notes.

Perpetual Subordinated Debt

Neither BBVA U.S. Senior nor BBVA Subordinated Capital may issue subordinated notes that do not have a stated maturity or which may otherwise be treated as equity for U.S. federal income tax purposes.

SPANISH TAX CONSIDERATIONS

The following is a summary of the material Spanish tax consequences of the acquisition, ownership and disposition of BBVA ordinary shares, ADSs, BBVA U.S. Senior notes and BBVA Subordinated Capital subordinated notes by U.S. Residents (as defined below). This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to “look-through” entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish entities under the Spanish Non-Resident Income Tax Law.

Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of their purchase, ownership and disposition of BBVA ordinary shares or ADSs, BBVA U.S. Senior senior notes and BBVA Subordinated Capital subordinated notes including the effect of tax laws of any other jurisdiction, based on their particular circumstances.

As used herein, the following terms have the following meanings:

(i) The “Treaty” means the Convention between the United States and Spain for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, together with the related Protocol, both signed February 22, 1990.

(ii) A “U.S. Resident” means a U.S. Holder (as defined below under “U.S. Tax Considerations”) that is a resident of the United States for purposes of the Treaty and entitled to the benefits of the Treaty and whose holding is not effectively connected with a permanent establishment (as defined by the Treaty) in Spain through which such holder carries on or has carried on business or with a fixed base in Spain from which such holder performs or has performed independent personal services.

For purposes of Spanish law and the Treaty, an owner of BBVA ADSs will generally be treated as the owner of the BBVA ordinary shares underlying the ADSs. Holders of BBVA ordinary shares, or ADSs, BBVA U.S. Senior senior notes or BBVA Subordinated Capital subordinated notes who are not U.S. Residents should consult their own tax advisors, particularly as to the applicability of any Double Tax Treaty referred to as a “DTT.”

The statements regarding Spanish tax laws set out below are based on interpretations of those laws as in force on the date of this document and are subject to any change in such law that may take effect after such date. Such statements also assume that each obligation in the deposit agreement and any related agreement will be performed in full accordance with their terms.

BBVA Ordinary Shares or ADSs

1. Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a non-Spanish resident holder of BBVA ordinary shares or ADSs are subject to the Spanish Non-Resident Income Tax, referred to as the “NRIT,” approved by Royal Decree Legislative 5/2004 of March 5, (“NRIT Law”), and therefore a 19% withholding tax is currently applied on the gross amount of dividends.

However, under the Treaty, a U.S. Resident is entitled to the Treaty-reduced rate of 15%, as a general rule, or 10% if the U.S. Resident is a corporation which owns more than 25% of the voting rights of the ordinary shares of BBVA.

In practice, on any dividend payment date, U.S. Residents will be subject to a withholding of 19% of the gross amount of dividends. However, U.S. Residents will be entitled to a refund of the amount withheld in excess of the Treaty-reduced rate, according to the procedure set forth by the Spanish legislation. To benefit from the Treaty reduced rate, a U.S. Resident must provide to BBVA or to the Spanish resident depositary, if any, through which its ordinary shares are held, a certificate from the U.S. Internal Revenue Service (“IRS”) on Form 6166 stating that, to its best knowledge, such holder is a U.S. Resident within the meaning of the Treaty. The IRS certificate of residence is valid for a period of one year from the date of issuance. The issuance of Form 6166 by the IRS may be subject to substantial delay.

The Bank of New York Mellon, unless otherwise indicated in the applicable prospectus supplement, has arranged a procedure by which a holder of BBVA ADSs may receive both the dividend payment (net of the withholding of 19% of the gross amount of dividends) and the tax relief of 4% under the Treaty on the same dividend payment date by following the procedures specified by the Bank of New York Mellon. Holders of BBVA ADSs who do not receive their refund through The Bank of New York Mellon may use the “Quick Refund” process described below to receive the refund the next month after the dividend record date. See “— Quick Refund Process.”

Notwithstanding the above, according to the NRIT Law, individuals with tax residency in an EU country or in other countries with which there is an actual exchange of tax information, pursuant to Additional Provision no. 1 of Law 36/2006, of November 29, 2006 (including the US) may benefit from a NRIT exemption up to an annual amount of €1,500 on their Spanish sourced dividend income. For the purposes of applying this exemption, BBVA has to deduct withholding taxes on the gross amount of dividends paid and the holders entitled to this exemption will have to seek a refund of such withholding taxes from the Spanish Tax Authorities.

Quick Refund Process

Under the standard procedure agreed to between The Bank of New York Mellon and its Spanish resident depositary, unless otherwise indicated in the applicable prospectus supplement, holders of BBVA ADSs claiming tax relief through the “Quick Refund” process must submit their valid IRS certificate of residence by the last day of the month in which the record date for receipt of the relevant dividend occurs.

The IRS certificate of residence will then be provided to the Spanish depositary before the fifth day following the end of the month in which the dividend record date occurs. Otherwise, the U.S. Resident may afterwards obtain a refund of the amount withheld in excess of the Treaty-reduced rate, directly from the Spanish tax authorities, following the standard refund procedure established by Spanish regulations. See “— Spanish Refund Procedure” below.

Spanish Refund Procedure

According to Spanish regulations on the NRIT, approved by Royal Decree 1776/2004, dated July 30, 2004, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, the U.S. Resident is required to file:

•	The corresponding Spanish tax form (currently, Form 210);

•	The IRS certificate of residence referred to above under “— Taxation of Dividends;” and

•	A certificate evidencing Spanish Non-Resident Income Tax withheld regarding the dividends, which may generally be obtained from the U.S. resident’s broker.

2. Taxation of Capital Gains

Capital gains realized by U.S. Residents from the disposition of BBVA ordinary shares or ADSs will not be taxed in Spain, if (i) the seller has not maintained a direct or indirect holding of at least 25% of the BBVA ordinary shares outstanding during the twelve months preceding the disposition of the shares, and (ii) the gain is not obtained through a country or territory defined as a tax haven under applicable Spanish regulations.

Additionally, capital gains derived from the transfer of BBVA ordinary shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a DTT with Spain containing an exchange of information clause (including the Treaty), will be exempt from taxation in Spain. This exemption is not applicable to capital gains obtained by a U.S. Resident through a country or territory defined as a tax haven under applicable Spanish regulations.

Where the abovementioned exemption applies, the seller will be obliged to file with the Spanish tax authorities the corresponding tax Form 210 together with the certificate of tax residence issued by the tax authorities of the country of residence, within the meaning of a DTT, evidencing its entitlement to the exemption. In the case of U.S. Residents, it will be necessary to provide to the Spanish tax authorities an IRS certificate of United States residence on IRS Form 6166.

3. Spanish Wealth Tax

Law 4/2008 has amended Law 19/1991 introducing a credit of 100% over the tax due and removing the obligation to file Wealth Tax declarations from January 1, 2008.

4. Spanish Inheritance and Gift Taxes

Unless otherwise provided under an applicable DTT (and the United States and Spain have not entered into such DTT), transfers of BBVA ordinary shares upon death or by gift to individuals not resident in Spain are subject to Spanish Inheritance and Gift Tax (Law 29/1987), if the BBVA ordinary shares or ADSs are located in Spain or the rights attached to such ordinary shares or ADSs are exercisable in Spain, regardless of the residence of the heir or the beneficiary. In this regard, the Spanish tax authorities may argue that all BBVA ordinary shares and all ADSs are located in Spain for Spanish tax purposes. If such a view were to prevail, non-resident holders in Spain who inherit or receive a gift of BBVA ordinary shares or ADSs would be subject to tax at an effective tax rate that depends on all relevant factors and that ranges between 0% and 81.6% for individuals. Gifts granted to non-Spanish resident corporations will be generally subject to Spanish NRIT as capital gains, subject to the exemptions referred to above under section “— Taxation of Capital Gains.”

5. Spanish Transfer Tax

Transfers of BBVA ordinary shares or ADSs will be exempt from Spanish transfer tax or value-added tax. Additionally, no Spanish Stamp Duty will be levied on the subscription for, acquisition of or transfer of BBVA ordinary shares or ADSs.

Preferred Securities and BBVA Rights to Subscribe for Ordinary Shares

The material Spanish tax consequences of the acquisition, ownership and disposition of Preferred Securities or rights to subscribe for BBVA shares will be described in the applicable prospectus supplement.

Senior Notes and Subordinated Notes

References in this section to holders of senior notes or subordinated notes, as the case may be (hereinafter, the relevant securities) include the owners of a beneficial interest in the relevant securities, or beneficial owners, of the relevant securities. The statements regarding Spanish law and practice set forth below assume that the relevant securities will be issued, and transfers thereof will be made, in accordance with the Spanish law.

Introduction

This information has been prepared in accordance with the following Spanish tax legislation in force at the date of this prospectus and is subject to amendment in subsequent prospectus supplements:

(a) of general application, Second Additional Provision of Law 13/1985, of May 25 on investment ratios, own funds and information obligations of financial intermediaries. Consideration has also been given to Royal Decree 1065/2007, of July 27;

(b) for individuals resident for tax purposes in Spain which are subject to the Individual Income Tax (“IIT”), Law 35/2006 of November 28, on the IIT and on the Partial Amendment of the Corporate Income Tax Law, the Non-Residents Income Tax Law and the Net Wealth Tax Law, and Royal Decree 439/2007, of March 30 promulgating the IIT Regulations, along with Law 29/1987, of December 18 on Inheritance and Gift Tax;

(c) for legal entities resident for tax purposes in Spain which are subject to the Corporate Income Tax (“CIT”), Royal Legislative Decree 4/2004, of March 5 promulgating the Consolidated Text of the CIT Law, and Royal Decree 1777/2004, of July 30 promulgating the CIT Regulations; and

(d) for individuals and entities who are not resident for tax purposes in Spain which are subject to (“NRIT”), and Royal Decree 1776/2004, of July 30 promulgating the NRIT Regulations, along with Law 29/1987, of December 18 on Inheritance and Gift Tax.

Whatever the nature and residence of the holders of relevant securities, the acquisition and transfer of the relevant securities will be exempt from indirect taxes in Spain, i.e., exempt from Transfer Tax and Stamp Duty, in accordance with the Consolidated Text of such tax promulgated by Royal Legislative Decree 1/1993, of September 24 and exempt from Value Added Tax, in accordance with Law 37/1992, of December 28 regulating such tax.

1. Tax Rules for Senior Notes and Subordinated Notes Listed on an Organized Market in an OECD Country

The following summary assumes that the relevant securities will be listed on an organized market in an OECD country.

1(a). Individuals with Tax Residency in Spain

Individual Income Tax (Impuesto sobre la Renta de las Personas Físicas)

Both distributions and interest periodically received and income derived from the transfer, redemption or repayment of the relevant securities constitute a return on investment obtained from the transfer of a person’s own capital to third parties in accordance with the provisions of Section 25.2 of the IIT Law, and must be included in the investor’s IIT savings taxable base and taxed at a flat rate of 21% (except the first 6.000 euros of income that will be taxed at the rate of 19%).

Both types of income are subject to a withholding on account of IIT at the rate of 19%. The individual holder may credit the withholding against his or her final IIT liability for the relevant tax year.

Net Wealth Tax (Impuesto sobe el Patrimonio)

Law 4/2008 has amended Law 19/1991 introducing a credit of 100% over the tax due and removing the obligation to file Wealth Tax declarations from January 1, 2008.

Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones)

Individuals resident in Spain for tax purposes who acquire ownership or other rights over any relevant securities by inheritance, gift or legacy will be subject to the Spanish Inheritance and Gift Tax in accordance with the applicable Spanish regional and State rules. The effective tax rates currently range between 0% and 81.6%, depending on relevant factors.

1(b). Legal Entities with Tax Residency in Spain

Corporate Income Tax (Impuesto sobre Sociedades)

Both distributions periodically received and income derived from the transfer, redemption or repayment of the relevant securities are subject to CIT (at the current general tax rate of 30%) in accordance with the rules for this tax.

In accordance with Section 59.s) of the CIT Regulations, there is no obligation to withhold on income payable to Spanish CIT taxpayers (which for the sake of clarity, include Spanish tax resident investment funds and Spanish tax resident pension funds) from financial assets traded on organized markets in OECD countries.

The Directorate General for Taxation (Dirección General de Tributos — “DGT”), on July 27, 2004, issued a tax ruling indicating that in the case of issues made by entities resident in Spain, as in the case of BBVA U.S. Senior and BBVA Subordinated Capital, application of the exemption requires that the relevant securities be placed and traded on an organized market in an OECD country other than Spain. Unless otherwise indicated in the applicable prospectus supplement, the relevant subsidiary issuer considers that the issue of such securities will fall within this exemption as the relevant securities are to be sold outside Spain and in the international capital markets and none of the entities initially placing the senior notes or subordinated notes is resident in Spain. Consequently, the relevant subsidiary issuer, will not withhold on distributions to Spanish CIT taxpayers that provide relevant information to qualify as such. If the Spanish tax authorities maintain a different opinion on this matter, however, BBVA U.S. Senior or BBVA Subordinated Capital, as the case may be, will be bound by that opinion and, with immediate effect, will make the appropriate withholding and the relevant subsidiary issuer and the Guarantor will not, as a result, pay additional amounts.

In order to implement the exemption from withholding, the procedures laid down in the Order of December 22, 1999 will be followed. No reduction percentage will be applied. See “— Evidencing of Beneficial Owner Residency in Connection with Distributions.”

Net Wealth Tax (Impuesto sobre el Patrimonio)

Law 4/2008 has amended Law 19/1991 introducing a credit of 100% over the tax due and removing the obligation to file Wealth Tax declarations from January 1, 2008.

Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones)

Legal entities resident in Spain for tax purposes (and NRIT taxpayers acting through a permanent establishment in Spain, as described below) which acquire ownership or other rights over the relevant securities by inheritance, gift or legacy are not subject to the Spanish Inheritance and Gift Tax.

1(c). Individuals and Legal Entities with no Tax Residency in Spain

Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes)

(a) Investors with no Tax Residency in Spain acting through a permanent establishment in Spain

If the relevant securities form part of the assets of a permanent establishment in Spain of a person or legal entity who is not resident in Spain for tax purposes, the tax rules applicable to income deriving from such securities are, generally, the same as those previously set out for Spanish CIT taxpayers. See “— Legal Entities with Tax Residency in Spain — Corporate Income Tax (Impuesto sobre Sociedades).” Ownership of the senior notes or subordinated notes by investors who are not resident for tax purposes in Spain will not in itself create the existence of a permanent establishment in Spain.

(b) Investors with no Tax Residency in Spain not acting through a permanent establishment in Spain

Both distributions periodically received and income derived from the transfer, redemption or repayment of the senior notes or subordinated notes, as the case may be, obtained by individuals or entities who are not resident in Spain for tax purposes and who do not act, with respect to those securities, through a permanent establishment in Spain, are exempt from NRIT.

In order to be eligible for the exemption from NRIT, it is necessary to comply with certain information obligations relating to the identity and residence of the beneficial owners entitled to receive distributions on the relevant securities, in the manner detailed below under “— Evidencing of Beneficial Owner Residency in Connection with Distributions”. In this respect, although Law 4/2008 of 23 December, abolishing the Wealth Tax levy, generalizing the Value Added Tax monthly refund system and introducing other amendments to the tax legal system (“Law 4/2008”), modified the regime on information reporting obligations, established by Second Additional Provision of Law 13/1985, the Spanish General Directorate for Taxation is of the view (as expressed in binding rulings V0077-09 and V0078-09 issued on January 20, 2009) that, in order to benefit from withholding tax exemption on interest payments in respect of the notes, non-Spanish tax residents must continue to fulfill the information reporting procedures established under Section 44 of the Spanish Royal Decree 1065/2007 (“Section 44”).

If these information obligations are not complied with in the manner indicated, the relevant subsidiary issuer or the guarantor, as the case may be, will withhold 19% and, as a result, will not pay any additional amounts.

Beneficial owners not resident in Spain for tax purposes and entitled to exemption from NRIT who do not timely provide evidence of their tax residency in accordance with the procedure described in detail below, may obtain a refund of the amount withheld from BBVA U.S. Senior or BBVA Subordinated Capital, as the case may be, by following a quick refund procedure or, otherwise, directly from the Spanish tax authorities by following the standard refund procedure described below under “— Evidencing of Beneficial Owner Residency in Connection with Distributions.” Beneficial owners are advised to consult their own tax advisers regarding their eligibility to claim a refund from the Spanish tax authorities and the procedures to be followed in such circumstances.

Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones)

Individuals not resident in Spain for tax purposes who acquire ownership or other rights over senior notes or subordinated notes by inheritance, gift or legacy, will be subject to the Spanish Inheritance and Gift Tax in accordance with the applicable Spanish regional and state rules, unless they reside in a country for tax purposes with which Spain has entered into a double tax treaty in relation to Inheritance Tax. In such case, the provisions of the relevant double tax treaty will apply. The United States and Spain have not entered into a double tax treaty in relation to inheritance or gift taxes.

Non-Spanish resident legal entities which acquire ownership or other rights over the relevant securities by inheritance, gift or legacy are not subject to the Spanish Inheritance and Gift Tax. Such acquisitions will be subject to NRIT (as described above), subject to the provisions of any applicable double tax treaty entered into by Spain. In general, double tax treaties provide for the taxation of this type of income in the country of residence of the beneficiary.

2.	Tax Rules for Senior Notes and Subordinated Notes not Listed on an Organized Market in an OECD Country

2(a). Withholding on Account of IIT, CIT and NRIT

If the senior notes or subordinated notes are not listed on an organized market in an OECD country on any payment date, interest payments to beneficial owners in respect of such securities not listed on an organized market in an OECD country will be subject to withholding tax, currently at a rate of 19%, except if an exemption from Spanish tax or a reduced withholding tax rate is provided by an applicable convention for the avoidance of double taxation entered into between Spain and the country of residence of the relevant beneficial owner. The treaty generally provides for a withholding rate of 10% for U.S. Residents. Individuals and entities that may benefit from such exemptions or reduced tax rates would have to follow either the “— Quick Refund Procedures” or the ‘‘— Direct Refund Procedure” described below under “— Evidencing of Beneficial Owner Residency in Connection with Distributions” in order to obtain a refund of the amounts withheld.

2(b). Net Wealth Tax (Impuesto sobre el Patrimonio)

Law 4/2008 has amended Law 19/1991 introducing a credit of 100% over the tax due and removing the obligation to file Wealth Tax declarations from January 1, 2008.

2(c). Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones)

Individuals resident in Spain for tax purposes who acquire ownership or other rights over any relevant securities by inheritance, gift or legacy will be subject to the Spanish Inheritance and Gift Tax in accordance with the applicable Spanish regional and State rules. The effective tax rates currently range between 0% and 81.6%, depending on relevant factors.

Individuals not resident in Spain for tax purposes who acquire ownership or other rights over senior notes or subordinated notes by inheritance, gift or legacy, will be subject to the Spanish Inheritance and Gift Tax in accordance with the applicable Spanish regional and state rules, unless they reside in a country for tax purposes with which Spain has entered into a double tax treaty in relation to Inheritance Tax. In such case, the provisions of the relevant double tax treaty will apply. The United States and Spain have not entered into a double tax treaty in relation to Inheritance Tax.

Legal entities resident in Spain for tax purposes (and NRIT taxpayers acting through a permanent establishment in Spain) which acquire ownership or other rights over the relevant securities by inheritance, gift or legacy are not subject to the Spanish Inheritance and Gift Tax.

Non-Spanish resident legal entities which acquire ownership or other rights over the relevant securities by inheritance, gift or legacy are not subject to the Spanish Inheritance and Gift Tax. Such acquisitions will be subject to NRIT (as described above), subject to the provisions of any applicable double tax treaty entered into by Spain. In general, double tax treaties provide for the taxation of this type of income in the country of residence of the beneficiary.

3.	Evidencing of Beneficial Owner Residency in Connection with Distributions

As described under “— Tax Rules for Senior Notes and Subordinated Notes Listed on an Organized Market in an OECD Country — Individuals and Legal Entities with no Tax Residency in Spain,” interest and other financial income paid with respect to the senior notes or subordinated notes, as the case may be, for the benefit of non-Spanish resident investors not acting, with respect to such securities, through a permanent establishment in Spain will be exempt from Spanish withholding tax.

Although Law 4/2008, modified the regime on information reporting obligations, the Spanish General Directorate for Taxation is of the view (as expressed in binding rulings V0077-09 and V0078-09 issued on January 20, 2009) that, in order to benefit from withholding tax exemption on interest payments in respect of the senior notes or subordinated notes, as the case may be, non-Spanish tax residents must continue to fulfill the information reporting procedures established under Section 44 of the Spanish Royal Decree 1065/2007 (“Section 44”).

The following is a summary of the procedures that will have been arranged at the time of each prospectus supplement with DTC and the European Clearing Systems to facilitate collection of the relevant Noteholder information necessary to enable the Issuer to comply with its reporting obligations pursuant to Additional Provision Two of Law 13/1985.

The procedure summarized below, which is subject to review and amendment by the fiscal agent, is a summary of the procedures implemented by the fiscal agent with DTC and the European Clearing Systems to facilitate collection of the relevant holder information necessary to enable the Issuer to comply with its reporting obligations pursuant to Additional Provision Two of Law 13/1985 as well as to conform the procedures with further requirements of the Spanish tax authorities. Holders must seek their own advice to ensure that they comply with all procedures to ensure correct tax treatment of their senior notes or subordinated notes, as the case may be.

None of the underwriters, the paying agent, the Trustee, DTC and/or the European Clearing Systems assumes any responsibility for any investment decision made by the noteholders.

Each holder is therefore deemed to be aware of the obligations set out below regarding the disclosure of note holder’s identity and tax residence (as well as the identity and tax residence of the beneficial owner for whose benefit it holds such note) and the consequences of non-compliance. Specifically, holders are deemed to be aware of the application of Spanish withholding tax if certain information is not provided in a timely manner.

Individuals and Legal Entities without tax residency in Spain

The information obligations to be complied with in order to apply the exemption are those set forth in article 44 of the Spanish Royal Decree 1065/2007, being the following:

An annual return must be filed with the Spanish tax authorities, by the Guarantor, specifying the following information with respect to the senior notes and subordinated notes, as the case may be:

(A) the identity and country of residence of the recipient of the income on such securities (when the income is received on behalf of a third party (i.e., a beneficial owner), the identity and country of residence of that third party);

(B) the amount of income received; and

(C) details identifying the relevant securities.

For the purpose of preparing the annual return referred to in the paragraph above, certain documentation regarding the identity and country of residence of the beneficial owners obtaining income on the relevant securities must be submitted to the relevant subsidiary issuer and the Bank on each relevant distribution payment date, as specified in the applicable prospectus supplement.

In addition to the above, as described under “— Tax Rules for Senior Notes and Subordinated Notes Listed on an Organized Market in an OECD Country — Legal Entities with Tax Residency in Spain — Corporate Income Tax (Impuesto sobre Sociedades),” Spanish CIT taxpayers will not be subject to withholding tax on income derived from the senior notes or subordinated notes, as the case may be, provided that Qualified Institutions (as defined below) acting on behalf of such CIT taxpayers provide relevant information to qualify as such on each relevant distribution payment date.

In light of the above, the relevant subsidiary issuer, the Guarantor, the paying agent (as specified in the applicable prospectus supplement) and the relevant clearing organization will have arranged at the time of each prospectus supplement, if relevant, certain procedures to facilitate the collection and verification of information concerning the identity and country of residence of beneficial owners (either non-Spanish resident or CIT taxpayers) holding through a Qualified Institution (as defined below) on each relevant distribution payment date. The delivery of such information, while the relevant securities are in global form, will be made through the relevant direct or indirect participants in the relevant clearing organization. The relevant subsidiary issuer will withhold at the then-applicable rate (currently 19%) from any distribution payment as to which the required information has not been provided or the required procedures have not been followed.

Each prospectus supplement will, if applicable, set forth procedures intended to identify beneficial owners who are (i) corporations resident in Spain for tax purposes, or (ii) individuals or legal entities not resident in Spain for tax purposes, that do not act with respect to the senior notes or subordinated notes, as the case may be, through a permanent establishment in Spain.

These procedures are designed to facilitate the collection of certain information concerning the identity and country of residence of the beneficial owners mentioned in the preceding paragraph (who therefore are entitled to receive income in respect of the senior notes or subordinated notes, as the case may be, free and clear of Spanish withholding taxes) who are participants in the relevant clearing organization or hold their interests through participants in the relevant clearing organization, provided in each case, that the relevant participant is a central bank, other public institution, international organization, bank, credit institution or financial entity, including collective investment institutions, pension fund or insurance entity, resident either in an OECD country (including the United States) or in a country with which Spain has entered into a double taxation treaty subject to a specific administrative registration or supervision scheme (each, a “Qualified Institution”).

Beneficial owners who are entitled to receive income in respect of the senior notes or subordinated notes, as the case may be, free of any Spanish withholding taxes but who do not hold such securities through a Qualified Institution will have Spanish withholding tax withheld from distribution payments and other financial income paid with respect to such securities at the then-applicable rate (currently 19%). Beneficial owners who do not hold such securities through a Qualified Institution can follow alternative procedures, including a direct request for a refund from the Spanish tax authorities. The applicable prospectus supplement will contain a detailed description of these procedures, if relevant.

4. Tax Rules for Payments Made by the Guarantor

Payments made by the Bank acting as guarantor to security holders will be treated as interest for Spanish tax purposes and subject to the same tax rules previously set out for payments made by BBVA U.S. Senior and BBVA Subordinated Capital.

5. Tax Havens

Pursuant to Royal Decree 1080/1991, of July 5, as amended, the following are each considered to be a tax haven:

British Virgin Islands,
Channel Islands (Jersey and Guernsey),
Cayman Islands,
Falkland Islands,
Fiji Islands,
Gibraltar,
Grenada,
Hashemite Kingdom of Jordan,
Hong-Kong,
Islands of Antigua and Barbuda,
Isle of Man,
Kingdom of Bahrain,
Macao,
Marianas Islands,
Mauritius
Montserrat,
Principality of Andorra,
Principality of Liechtenstein,
Principality of Monaco,
Republic of Cyprus,
Republic of Lebanon,
Republic of Liberia,
Republic of Nauru,
Republic of Panama,
Republic of San Marino,
Republic of Seychelles,

Republic of Singapore,
Kingdom of Vanuatu,
Saint Lucia,
Saint Vincent & the Grenadines,
Solomon Islands,
Sultanate of Brunei,
Sultanate of Oman,
The Bahamas,
The Bermuda Islands,
The Cook Islands,
The Island of Anguila,
The Island of Barbados,
The Republic of Dominica,
Turks and Caicos Islands and
Virgin Islands (of the United States)

Countries and territories described above which have an agreement with Spain to exchange information for tax purposes or who are signatories to a convention for the avoidance of double taxation with an exchange of information clause will cease to be considered as a tax heaven for Spanish tax purposes as of the entry into force of such agreement or convention.

U.S. TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of BBVA ADSs, BBVA ordinary shares, BBVA U.S. Senior senior notes and BBVA Subordinated Capital subordinated notes but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The material U.S. federal income tax consequences of the acquisition, ownership and disposition of rights to acquire ordinary shares, or of preferred securities issued by BBVA International Preferred will be described in the applicable prospectus supplement. The summary applies only to U.S. Holders described below that hold ordinary shares, ADSs, senior notes or subordinated notes as capital assets for tax purposes and, in the case of senior notes or subordinated notes, acquire such notes pursuant to the offering at the “issue price”, which will equal the first price to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, at which a substantial amount of the notes is sold for money. This summary does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding ADSs, ordinary shares, senior notes or subordinated notes as part of a hedge, straddle, conversion transaction or integrated transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own or are deemed to own 10% or more of our voting shares; and

•	persons holding ADSs, ordinary shares, senior notes or subordinated notes in connection with a trade or business conducted outside the United States.

A “U.S. Holder” is a beneficial owner of BBVA ordinary shares, ADSs, BBVA U.S. Senior senior notes or BBVA Subordinated Capital subordinated notes, as applicable, who is eligible for benefits of the Treaty (as defined in “Spanish Tax Considerations” above) and is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership holds the ordinary shares, ADSs, senior notes or subordinated notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Partnerships holding ordinary shares, ADSs, senior notes or subordinated notes and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax treatment of their investment in such securities.

The summary is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based on the Treaty and, in the case of ADSs, is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs, ordinary shares, senior notes or subordinated notes are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any U.S. state or local tax laws. This discussion is subject to any additional discussion regarding U.S. federal income taxation contained in the applicable prospectus supplement. Accordingly, U.S. Holders should also consult the applicable prospectus supplement for any additional discussion regarding U.S. federal income taxation with respect to the specific securities offered thereunder.

BBVA ADSs or Ordinary Shares

For United States federal income tax purposes, U.S. Holders of ADSs will generally be treated as the owners of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs and vice-versa.

The U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of Spanish taxes described below, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, could be affected by future actions that may be taken by the parties to whom the depositary shares are pre-released or such intermediaries.

This discussion assumes that BBVA is not, and will not become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes (as discussed below).

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of BBVA’s capital stock or rights to subscribe for shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because BBVA does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will be treated as foreign-source dividend income and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisors to determine the implications of the rules regarding this favorable rate in their particular circumstances.

The amount of a distribution will equal the U.S. dollar value of the euro received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any euro received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if such dividend is not converted into U.S. dollars on the date of its receipt. In general, any foreign currency gain or loss will be ordinary gain or loss.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish NRIT taxes withheld by BBVA or its paying agent not in excess of the applicable rate under the Treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct all foreign taxes paid or accrued in a taxable year (including any Spanish NRIT withholding tax) in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.

Sale and Other Disposition of ADSs or Shares

Gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. Gain or loss, if any, will generally be U.S.-source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations (“Proposed Regulations”) we believe that we were not a PFIC for U.S. federal income tax purposes for our 2009 taxable year. However, because there can be no assurance that the Proposed Regulations will be finalized in their current form and because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

In general, if we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar tax rules would apply to any distribution in respect of ADSs or ordinary shares to the extent in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available (including a mark-to-market election) to U.S. persons that may help mitigate the adverse consequences described above.

Additionally, if a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, such holder would be required to make an annual return (including reporting with respect to distributions received from BBVA and any gain realized on the sale or other taxable disposition of ADSs or ordinary shares). Furthermore, if we are a PFIC in any taxable year in which we pay a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

BBVA U.S. Senior Notes or BBVA Subordinated Capital Subordinated Notes

Payments of Interest

Interest paid on a senior note or subordinated note (each, a “note”) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes, provided that the interest is qualified stated interest (as defined below).

The amount of interest taxable as ordinary income will include amounts withheld in respect of Spanish taxes, and additional amounts paid in respect thereof, if any. Interest income earned by a U.S. Holder with respect to a Note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Spanish taxes withheld at a rate not exceeding the Treaty rate from interest income on a note may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability, or, at the election of the U.S. Holder, for deduction in computing the U.S. Holder’s taxable income, in each case subject to generally applicable limitations and conditions. Amounts withheld with respect to Spanish taxes as a result of a failure to comply with the procedures described in “Spanish Tax Considerations— Preferred Securities, Senior Notes and Subordinated Notes — Evidencing of Beneficial Owner Residency in Connection with Distributions” will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Special rules governing the treatment of interest paid with respect to original issue discount notes, including foreign currency notes, are described below.

Original Issue Discount

A note that is issued at an issue price less than its “stated redemption price at maturity” will be considered to have been issued at an original issue discount for federal income tax purposes (and will be referred to as an “original issue discount note”) unless the note satisfies a de minimis threshold (as described below) or is a Short-Term Note (as defined below). The “stated redemption price at maturity” of a note will equal the sum of all payments required under the note other than payments of “qualified stated interest”. “Qualified stated interest” is stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually during the entire term of the note and equal to the outstanding principal balance of the note multiplied by a single fixed rate or, subject to certain conditions, certain floating rates.

If the difference between a note’s stated redemption price at maturity and its issue price is less than a prescribed de minimis amount, i.e., 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, then the note will not be considered to have original issue discount.

A U.S. Holder of original issue discount notes will be required to include any qualified stated interest payments in income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition, U.S. Holders of original issue discount notes that mature more than one year from their date of issuance will be required to include original issue discount in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, U.S. Holders of original issue discount notes generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A U.S. Holder may make an election to include in gross income all interest that accrues on any note (including stated interest, original issue discount, de minimis original issue discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”).

In general, floating rate notes providing for one or more qualified floating rates of interest, a single fixed rate and one or more qualified floating rates, a single objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate, as such terms are defined in applicable Treasury regulations, will have qualified stated interest if interest is unconditionally payable at least annually during the term of the note at a rate that is considered to be a single qualified floating rate or a single objective rate under the following rules; provided that the issue price of the note does not exceed the total noncontingent principal payments due under the note by more than an amount equal to the lesser of (x) 0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date or (y) 15% of the total noncontingent principal payments. A “qualified floating rate” is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the floating rate notes is denominated.

If a floating rate note provides for two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the note, the qualified floating rates together constitute a single qualified floating rate. If interest on a debt instrument is stated at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single qualified floating rate or objective rate. Two or more rates will be conclusively presumed to meet the requirements of the preceding sentences if the values of the applicable rates on the issue date are within 1/4 of one percent of each other. If a floating rate note provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such note will constitute qualified stated interest and will therefore not be treated as having been issued with original issue discount unless the note is issued at a “true” discount (i.e., at a price below the note’s stated principal amount) in excess of the specified de minimis amount. If floating rate notes are issued with original issue discount, the U.S. federal income tax treatment of such notes will be more fully described in the applicable prospectus supplement.

A note that matures one year or less from its date of issuance (a “Short-Term Note”) will be treated as being issued at a discount and none of the interest paid on the note will be treated as qualified stated interest. In general, a cash method U.S. Holder of a Short-Term Note is not required to accrue the discount for U.S. federal income tax purposes unless it elects to do so. Accrual method U.S. Holders and cash method U.S. Holders who so elect are required to include the discount in income as it accrues on a straight-line basis, unless another election is made to accrue the discount according to a constant yield method based on daily compounding. In the case of a U.S. Holder who is not required and who does not elect to include the discount in income currently, any gain realized on the sale, exchange or retirement of the Short-Term Note will be ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, those holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry Short-Term Notes in an amount not exceeding the accrued discount until the accrued discount is included in income.

Amortizable Bond Premium

If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note other than qualified stated interest, the U.S. Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess of the purchase price over the sum of all amounts payable on the note other than qualified stated interest and the U.S. Holder may elect to amortize this premium, using a constant-yield method, over the remaining term of the note. Special rules may apply in the case of notes that are subject to optional redemption. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in the U.S. Holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce the U.S. Holder’s tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

If a U.S. Holder makes a constant-yield election (as described under “— Original Issue Discount” above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the U.S. Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s adjusted tax basis in the note. Gain or loss, if any, will generally be U.S.-source for purposes of computing a U.S. Holder’s foreign tax credit limitation. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “— Payments of Interest” above. A U.S. Holder’s adjusted tax basis in a note generally will equal such U.S. Holder’s initial investment in the note increased by any original issue discount included in income and decreased by any bond premium previously amortized and principal payments previously received.

Except as described below, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply in the case of a Short-Term Note, to the extent of any accrued discount not previously included in the U.S. Holder’s taxable income. See “— Original Issue Discount” above. The deductibility of capital losses is subject to limitations.

Foreign Currency Notes

The rules applicable to foreign currency notes could require some or all of the gain or loss on the sale, exchange or other disposition of a foreign currency note to be recharacterized as ordinary income or loss. The rules applicable to foreign currency notes are complex and their application may depend on the U.S. Holder’s particular U.S. federal income tax situation. For example, various elections are available under these rules, and whether a U.S. Holder should make any of these elections may depend on the U.S. Holder’s particular U.S. federal income tax situation. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of foreign currency notes.

A U.S. Holder who uses the cash method of accounting and who receives a payment of qualified stated interest (or who receives proceeds from a sale, exchange or other disposition attributable to accrued interest) in a foreign currency with respect to a foreign currency note will be required to include in income the U.S. dollar value of the foreign currency payment (determined based on a spot rate on the date the payment is received) regardless of whether the payment is in fact converted into U.S. dollars at that time, and this U.S. dollar value will be the U.S. Holder’s tax basis in the foreign currency.

An accrual-method U.S. Holder will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount, but reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a foreign currency note during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The U.S. Holder may recognize ordinary income or loss (which will not be treated as interest income or expense) with respect to accrued interest income on the date the interest payment or proceeds from the sale, exchange or other disposition attributable to accrued interest is actually received. The amount of ordinary income or loss recognized will equal the difference between the U.S. dollar value of the foreign currency payment received (determined based on a spot rate on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these rules apply in the case of cash-method U.S. Holders who are required to currently accrue original issue discount.

A U.S. Holder may elect to translate interest income (including original issue discount) into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot revoke the election without the consent of the Internal Revenue Service.

Original issue discount and amortizable bond premium on a foreign currency note are to be determined in the relevant foreign currency.

If an election to amortize bond premium is made, amortizable bond premium taken into account on a current basis will reduce interest income in units of the relevant foreign currency. Exchange gain or loss is realized on amortized bond premium with respect to any period by treating the bond premium amortized in the period in the same manner as it would have been treated on the sale, exchange or retirement of the foreign currency note. Any exchange gain or loss will be ordinary income or loss as described below. If the election is not made, any bond premium will be taken into account in determining the overall gain or loss on the notes and any loss realized on the sale, exchange or retirement of a foreign currency note with amortizable bond premium by a U.S. Holder who has not elected to amortize the premium will be a capital loss to the extent of the bond premium.

A U.S. Holder’s tax basis in a foreign currency note, and the amount of any subsequent adjustment to the U.S. Holder’s tax basis (including adjustments for original issue discount included as income and any bond premium previously amortized or principal payments received), will be the U.S. dollar value of the foreign currency amount paid for such foreign currency note, or of the foreign currency amount of the adjustment, determined on the date of the purchase or adjustment. A U.S. Holder who purchases a foreign currency note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between the U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency note on the date of purchase.

Gain or loss realized upon the sale, exchange or retirement of a foreign currency note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the payment is received or the note is disposed of, (or if the note is traded on an established securities market, on the settlement date if the U.S. Holder is a cash basis U.S. Holder or an electing accrual basis U.S. Holder); and (ii) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the U.S. Holder acquired the note. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on foreign currency notes described above. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange or retirement of the foreign currency note. The foreign currency gain or loss for U.S. Holders will be U.S.-source. Any gain or loss realized by a U.S. Holder in excess of the foreign currency gain or loss will be capital gain or loss (except in the case of a Short-Term Note, to the extent of any discount not previously included in the U.S. Holder’s income).

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a foreign currency note equal to the U.S. dollar value of the foreign currency, determined at the time of sale, exchange or retirement. Provided the foreign currency notes are traded on an established securities market, a cash-method U.S. Holder who buys or sells a foreign currency note is required to translate units of foreign currency paid or received into U.S. dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement of the purchase or sale. An accrual-method U.S. Holder may elect the same treatment for all purchases and sales of foreign currency notes, provided the foreign currency notes are traded on an established securities market. This election cannot be revoked without the consent of the Internal Revenue Service. Any gain or loss realized by a U.S. Holder on a sale or other disposition of foreign currency (including its exchange for U.S. dollars or its use to purchase foreign currency notes) will be ordinary income or loss.

A U.S. Holder may be required to file a reportable transaction disclosure statement with the U.S. Holder’s U.S. federal income tax return, if such U.S. Holder realizes a loss on the sale or other disposition of a foreign currency note and such loss is greater than applicable threshold amounts, which differ depending on the status of the U.S. Holder. A U.S. Holder that claims a deduction with respect to a foreign currency note should consult its own tax adviser regarding the need to file a reportable transaction disclosure statement.

Information Reporting and Backup Withholding

Payments of dividends on, interest and the proceeds from a sale or other disposition of, ADSs, ordinary shares, senior notes or subordinated notes that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code of 1986, (the “Code”), impose certain requirements on (a) employee benefit plans subject to Title I of ERISA, (b) individual retirement accounts, Keogh plans or other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include “plan assets” by reason of any such plan’s or arrangement’s investment therein (we refer to the foregoing collectively as “Plans”) and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans (“Non-ERISA Arrangements”) are not subject to Section 406 of ERISA or Section 4975 of the Code, but may be subject to other laws that are substantially similar to those provisions (each, a “Similar Law”).

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., “parties in interest” as defined in ERISA or “disqualified persons” as defined in Section 4975 of the Code (we refer to the foregoing collectively as “parties in interest”) unless exemptive relief is available under an exemption issued by the U.S. Department of Labor. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. We, and our current and future affiliates, may be parties in interest with respect to many Plans. Thus, a Plan fiduciary considering an investment in the securities described in this prospectus should also consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or Section 4975 of the Code. For example, the securities may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between us and an investing Plan which would be prohibited if we are a party in interest with respect to the Plan unless exemptive relief were available under an applicable exemption.

In this regard, each prospective purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase the securities described in this prospectus, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs: (A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the securities described in this prospectus.

Each purchaser or holder of a security covered by this prospectus, and each fiduciary who causes any entity to purchase or hold a security covered by this prospectus, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such securities, that either (i) it is neither a Plan nor a Non-ERISA Arrangement and it is not purchasing or holding securities on behalf of or with the assets of any Plan or Non-ERISA arrangement; or (ii) its purchase, holding and subsequent disposition of such securities shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Fiduciaries of any Plans and Non-ERISA Arrangements should consult their own legal counsel before purchasing the securities described in this prospectus. We also refer you to the portions of the offering circular addressing restrictions applicable under ERISA, the Code and Similar Law.

Each purchaser of a security covered by this prospectus will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the security does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the securities described in this prospectus would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

PLAN OF DISTRIBUTION

We and, in the case of the preferred securities and the notes, the relevant subsidiary issuer, may sell the securities being offered by this prospectus: (1) through selling agents; (2) through underwriters; (3) through dealers; and/or (4) directly to purchasers. Any of these selling agents, underwriters or dealers in the United States or outside the United States may include affiliates of ours or the subsidiary issuers. In addition, we may issue our ordinary shares (including in the form of ADSs) in a subscription rights offering to our existing shareholders.

We and the relevant subsidiary issuer may designate selling agents from time to time to solicit offers to purchase these securities. We and the relevant subsidiary issuer will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act and state any commissions we or the relevant subsidiary issuer are to pay to that agent in the applicable prospectus supplement or term sheet. That agent will be acting on a reasonable efforts basis for the period of its appointment unless otherwise indicated in the applicable prospectus supplement or term sheet.

If we or any relevant subsidiary issuer use any underwriters to offer and sell these securities, we and the relevant subsidiary issuer, if any, will enter into an underwriting agreement with those underwriters when we and the relevant subsidiary issuer, if any, and they determine the offering price of the securities, and we and the relevant subsidiary issuer, if any, will include the names of the underwriters and the terms of the transaction, including the compensation the underwriters will receive, in the applicable prospectus supplement or term sheet.

If we offer our ordinary shares in a subscription rights offering to our existing shareholders, we may enter into a standby underwriting agreement with dealers acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

If we or a subsidiary issuer use(s) a dealer to offer and sell these securities, we or the relevant subsidiary issuer will sell the securities to the dealer, as principal, and will name the dealer and include the terms of the transaction in the applicable prospectus supplement or term sheet. The dealer may then resell the securities to the public at varying prices to be determined by that dealer at the time of resale.

A subsidiary issuer’s or our net proceeds will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through a selling agent, in each case, less other expenses attributable to issuance and distribution.

Offers to purchase securities may be solicited directly by us or the relevant subsidiary issuer, and the sale of those securities may be made by us or the relevant subsidiary issuer directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the applicable prospectus supplement or term sheet.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

One or more firms, referred to as “remarketing firms”, may also offer or sell the securities, if the applicable prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us, a subsidiary issuer or any of our other subsidiaries. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The applicable prospectus supplement or term sheet will identify any remarketing firm and the terms of its agreement, if any, with us, a subsidiary issuer or any of our other subsidiaries and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters within the meaning of the Securities Act in connection with the securities they remarket.

Until the distribution of the securities is completed, rules of the SEC may limit the ability of underwriters and other participants in the offering to bid for and purchase the securities covered by the prospectus. As an exception to these rules, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters may sell more securities than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the underwriters under any over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing such securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of such securities compared to the price available under any over-allotment option. The underwriters may also sell the securities covered by this prospectus in excess of any over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the offered securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, such securities or any other securities in the open market to stabilize the price of such securities or of any other securities. The underwriters also may impose a penalty bid on certain underwriters. This means that if the underwriters purchase the securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters who sold those securities as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Any of these activities may raise or maintain the market price of such securities above independent market levels or prevent or retard a decline in the market price of such securities. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Selling agents, underwriters, dealers and remarketing firms may be entitled under agreements with us and/or a subsidiary issuer, as the case may be, to indemnification by us and/or such subsidiary issuer against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us and/or such subsidiary issuer in the ordinary course of business.

If so indicated in the applicable prospectus supplement or term sheet, we and the relevant subsidiary issuer will authorize selling agents, underwriters or dealers to solicit offers by some purchasers to purchase securities from us or the relevant subsidiary issuer at the public offering price stated in the applicable prospectus supplement or term sheet under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement or term sheet and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts. These contracts will be subject only to those conditions described in the applicable prospectus supplement or term sheet, and the applicable prospectus supplement will state the commission payable for solicitation of these offers.

Any underwriter, selling agent or dealer utilized in the initial offering of securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

To the extent an initial offering of the securities will be distributed by an affiliate of ours or of one of the subsidiary issuers, each such offering of securities will be conducted in compliance with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc., which is commonly referred to as the NASD, regarding a Financial Industry Regulatory Authority (FINRA) member firm’s distribution of securities of an affiliate.

Underwriting discounts and commissions on securities sold in the initial distribution will not exceed 8% of the offering proceeds.

In the ordinary course of their respective businesses, the underwriters named in the applicable prospectus supplement or term sheet and their affiliates may have engaged and may in the future engage in various banking and financial services for and commercial transactions with us, one or more subsidiary issuers and/or our, its and/or their affiliates for which they received or will receive customary fees and expenses. In addition, affiliates of the underwriters may enter into interest rate swaps or other hedging transactions with us in connection with a particular offering of securities and may receive compensation in connection with that transaction.

VALIDITY OF THE SECURITIES

The validity of our and the subsidiary issuers’ securities, where applicable, and certain other matters of Spanish law will be passed upon for us and the subsidiary issuers by J&A Garrigues S.L.P., our and the subsidiary issuers’ Spanish counsel. Certain matters of U.S. federal and New York State law will be passed upon for us and the subsidiary issuers by Davis Polk & Wardwell LLP our and the subsidiary issuers’ U.S. counsel, and for any underwriters or agents by Sidley Austin LLP, the underwriters’ U.S. counsel.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this prospectus from BBVA’s 2009 Form 20-F have been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements of the BBVA Group and include an explanatory paragraph stating that the International Financial Reporting Standards adopted by the EU required to be applied under Circular 4/2004 vary in certain significant respects from U.S. GAAP, that the information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements of the BBVA Group and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

Each of BBVA and the subsidiary issuers is a limited liability company (sociedad anónima) organized under the laws of Spain. Substantially all of our directors and executive officers and all of the directors and officers of the subsidiary issuers, and certain of the experts named in this document, are not residents of the United States. All or a substantial portion of our assets and the assets of the subsidiary issuers and those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act. We and the subsidiary issuers are advised by Spanish legal counsel that there is doubt as to the enforceability in Spain in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the United States. We and the subsidiary issuers have submitted to the non-exclusive jurisdiction of New York state and U.S. federal courts sitting in New York City for the purpose of any suit, action or proceeding arising out of or in connection with the preferred securities, senior notes and subordinated notes and have appointed Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, as agent in New York City to accept service of process in any such action.

Banco Bilbao Vizcaya Argentaria, S.A.

Rights Offering for 749,593,824 Ordinary Shares